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04030168

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Onfem Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 3235 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/18/04

東方有色集團有限公司*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Annual Report 2003

* For identification purpose only

Contents

CHAIRMAN

Lin Xizhong

MANAGING DIRECTOR

Wang Xingdong

DEPUTY MANAGING DIRECTOR

Yan Xichuan

EXECUTIVE DIRECTORS

Qian Wenchao
He Xiaoli

INDEPENDENT NON-EXECUTIVE DIRECTORS

Tam Wai Chu, Maria
Lam Chun, Daniel
Selwyn Mar

COMPANY SECRETARY

Siu Tin Ho

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKER

The Hongkong & Shanghai Banking Corporation Limited

BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Rooms 1901-5
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon, Hong Kong
Tel: 2613 6363
Fax: 2581 9823

WEBSITE

http://www.onfem.com



OVERVIEW

I am pleased to report to you that 2003 was a meaningful year for ONFEM Holdings Limited ("**Company**") and its subsidiaries ("**Group**"). The Group experienced a significant turning point and marked an important milestone during the year.

On 15 October 2003, China Minmetals H.K. (Holdings) Limited, the main operating arm of China Minmetals Corporation (formerly known as China National Metals and Minerals Import and Export Corporation) ("**China Minmetals**") in Hong Kong, through its wholly-owned subsidiary, entered into an unconditional sale and purchase agreement with China Nonferrous Metals Group (Hong Kong) Limited (in liquidation) in relation to the acquisition of a controlling stake in the Company, which was completed immediately. With more than fifty years of history, China Minmetals is a conglomerate and named as one of the State-owned pillar enterprises, which is under the direct management of the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會). As the Company's ultimate controlling shareholder, China Minmetals will provide the Group with strong support and clear development directions and strategies. It is believed that the acquisition of the majority shareholding of the Company by China Minmentals will therefore bode well for the future enhancement of the Group's overall operational capability and business development.

REVIEW

During the year under review, the outbreak of Severe Acute Respiratory Syndrome in the first half of 2003 had a significant adverse effect on the regional economies in Asia. At the same time, due to the restructurings undertaken by the Group's subsidiaries engaged in specialised construction contracting business, such subsidiaries were not in a position to undertake any large-scale construction projects. The combined effects of these factors resulted in a decrease in turnover for the year under review. Nevertheless, with effective cost control measures, the Group managed to reduce its administrative and finance expenses by HK$47.1 million, when compared with those of the previous year. In addition, the Group also recorded a gain of HK$38.7 million from the deconsolidation of certain subsidiaries. Furthermore, as the property market stabilised, loss on revaluation of investment properties in 2003 decreased by approximately HK$19.1 million. These favourable factors resulted in the reduction of the Group's consolidated loss by 74%, as compared with the previous year, from approximately HK$136.9 million in 2002 to approximately HK$35.7 million in 2003.

Since its return to profitability in year 2002, the Jaeger Group achieved another profitable year for the year under review.

At the same time, the Enful Group was able to reduce its operating loss significantly through austerity measures such as the reduction of administrative expenses and streamlining of the operating structure. In addition to these austerity measures, improvement in the collection of its accounts receivable was made. Notwithstanding these measures, further effort is required on the part of the Enful Group in order to alleviate from the difficult situation faced by it, which will also depend on the outcome of the restructuring of its operating structure.

Two subsidiaries under the Condo Group, which were engaged in specialised construction contracting business with curtain wall design and installation as their core business, were ordered to be wound up by the High Court of Hong Kong on 8 September 2003 as a result of the failure to arrive at an agreement with their respective minority shareholders. These two subsidiaries are currently put under receivership.

The Polycrown Group also introduced proactive cost control measures such as reduction in administrative expenses and operating costs. At the same time, it also stepped up the collection of its accounts receivable. The austerity measures introduced by the Polycrown Group resulted in a decline in its operating loss.

The substructure works of Haitian Garden, located in Zhuhai, China, have been completed. The superstructure works are scheduled to commence in the second half of 2004 and are expected to be substantially completed by the end of 2005.

The Group also commenced to consolidate control in, and the restructuring of, its non wholly-owned subsidiaries during the year under review. By disposing of their under-performing businesses while retaining projects and assets that will contribute to the Group's future prospects, the Group is gradually returning to a more steady development track.

OUTLOOK

Looking forward, while leveraging on Hong Kong's strengths in finance, legal system, information technology, management and human resources and China Minmetals' background, the Group is posed to better capitalise on the opportunities arising from the continuous growth in China's economy. With the support of China Minmetals, the Group will use Hong Kong as its base to vigorously expand its selected businesses into China. The Group will focus on property development as its principal business focus, supplemented by the specialised construction contracting business and with high technology investment as an ancillary business. The Group will also seek to expand through appropriate value creation means such as direct investments and mergers or acquisitions to further enhance shareholder value. The Group aims to provide customers with quality services and products, and at the same time, to enhance its competitiveness at all levels of its operating subsidiaries with a view to returning to profitability in the near future and in turn, realising a better return for our shareholders.

The Group is committed to better improving its corporate governance, corporate transparency, to pursuing a strategy of better corporate development by attracting high-caliber professionals, and to fostering a good corporate culture so that the Group's fundamentals will be further improved.

In conclusion, I would like to express my gratitude to all of our directors, management and our staff for their contribution in the past years. On behalf of the board of directors, I would also like to take this opportunity to thank our shareholders who have given us their continuous support. We will continue to work with dedication, making every effort to further enhancing the Group's earning capability in its selected business focuses so that significant shareholder value can be realised.

By Order of the Board
Lin Xizhong
Chairman

Hong Kong, 19 April 2004



Mr. Wang Xingdong

BUSINESS OVERVIEW

During the year under review, although the consolidated turnover for ONFEM Holdings Limited ("**Company**") and its subsidiaries ("**Group**") declined from approximately HK$332.2 million in 2002 to approximately HK$160.9 million in 2003, the Group recorded a decline of approximately HK$47.1 million or 36% in the total administrative and finance costs, and a net loss of approximately HK$35.7 million, a decrease of 74% as compared with the previous year, with the Group's implementation of stringent cost controls at all levels, the strengthening of its operations and quality management and an aggressive reduction of its administrative expenses.

Currently, the Group is principally engaged in three types of businesses: manufacturing and trading, specialised construction contracting, and property development and leasing.

1. Manufacturing and Trading

The Group is mainly engaged in the manufacturing and trading of two types of industrial products: industrial lubricant products and doors and timber products. During the year under review, the total external turnover for this segment amounted to approximately HK$57.8 million, a decrease of 8% as compared with the previous year, and contributing 36% to the consolidated turnover. However, as the Group imposed stringent and effective cost reduction measures during the year, its operating efficiencies improved and the segment loss from manufacturing and trading decreased from approximately HK$7.1 million in 2002 to approximately HK$3.7 million in 2003.

i) *Industrial Lubricant Products*

Jaeger Oil & Chemical Holdings Limited (a subsidiary of the Group) and its subsidiaries ("**Jaeger**") are engaged in the manufacturing and distribution of industrial lubricants. Among its sales in 2003, 17% came from Hong Kong and South East Asia while 83% came from China.

The surge of oil price because of the war in Iraq, coupled with the effect of a weaker US dollar, have reduced the competitiveness of Jaeger's imported agency products and increased cost of sales. The outbreak of Severe Acute Respiratory Syndrome ("**SARS**") early in the year had also adversely affected Jaeger's sales for a short period. These factors led to a slight decrease of 3% in its annual turnover of 2003 as compared with 2002.



From right to left: Mr. Lin Xizhong, Mr. Wang Xingdong, Ms. He Xaoli, Mr. Yan Xichuan and Mr Qian Wenchao

During the year, Jaeger aggressively developed its domestic sales market in the Yangtze Delta by strengthening its distribution network in Eastern and Central China. With continuous efforts, Jaeger achieved satisfactory sales in these districts with 58% increase in turnover as compared with the previous year. Jaeger will strategically expand its major end-user markets and establish comprehensive distribution networks in Southern China. At the same time, it will focus on the mid to high-end products to improve the overall gross profit margin. In addition, as turnover generated from the sales of the United Kingdom brand "Korniche" increased 24% as compared with the previous year, Jaeger will put additional effort to increase the market share of this brand and better realise its sales potential. At the same time, after securing the distribution rights for the brand "Rite-Lok" from the United Kingdom, Jaeger will further broaden the sales of "Rite-Lok" by building up comprehensive sales channels progressively.

The Group is very pleased to report that Jaeger's manufacturing facility in China were awarded SGS ISO9001 international quality management system certification in 2003. This will greatly strengthen Jaeger's competitiveness in the markets for high-end metalworking and die-casting lubricant products.

Jaeger will aggressively develop markets in Eastern and Northwestern China in the near future. It planned to establish comprehensive sales networks in Nanjing and Suzhou, and will continue to strengthen its distribution network in new areas such as Yangzhou, Yancheng, Wenzhou and Jiashan. Besides, Jaeger will also participate in a number of exhibitions in Central China and to identify quality distributors and major users to broaden its customer base. Jaeger will continue to develop industrial users and consumer goods markets in Southern China by setting up distribution points in Shunde, Wuyi and Huizhou.

In order to strengthen cooperation with distributors, Jaeger will organise product seminars and business conferences for its distributors in China in order to enhance their product knowledge and business operations.

Following China's accession to the World Trade Organisation, a large number of foreign companies have since established their manufacturing facilities in China. As a result, this will accelerate the increase in demand for high-end industrial lubricants. Furthermore, in view of the gradual decline in import tax, the cost of imported products is expected to fall accordingly. Jaeger will explore the potential of setting up venture with foreign suppliers to establish manufacturing facility for adhesives and die-casting lubricant products in China to fully leverage the opportunities offered by these favourable conditions. Specifically, it aims to lower the production cost, expand the scope of its business and enhance overall profitability.

ii) *Doors and Timber Products*

Enful Holdings Limited (a subsidiary of the Group) and its subsidiaries ("**Enful**") are principally engaged in the business of doors and timber products. It recorded segment external turnover of approximately HK$6.8 million in 2003, representing a decrease of 27% as compared with the previous year. The majority of the turnover from external sales came from China. The losses for the year under review were primarily due to the provisions for accounts receivable and inventories, which amounted to approximately HK$1.3 million and HK$1.9 million respectively.

In the first half of the year, the outbreak of SARS had a material adverse impact on the doors market and consequently, business for this segment was also adversely affected. Despite the intense competition in the marketplace, Enful managed to secure a contract for a "timber and fire proof door" supply and installation project for each of Zhongshan Zhangzhou Green View Bay (中山長州翠景灣) and New Century Home (新世紀華庭) during the year under review.

Over the past year, the management focused its resources on developing potential sales points in major construction materials supermarkets and at the same time rationalising under-performing sales points so as to better capture opportunities arising from the market recovery. In the coming year, Enful will continue to impose stringent cost control measures and enhance quality management for its production processes in order to increase profit margin from its operation. At the same time, Enful will streamline its operational structure for the purpose of avoiding duplication of duties. This is in conjunction with the implementation of the accountability system of management by objectives so that the remunerations of staff are linked to Enful's performance. As such, staff will be better motivated and their interests will be better aligned with Enful's profitability. Notwithstanding these measures, further effort is required on the part of Enful in order to alleviate itself from the difficult trading situation faced by it, which will also depend on the outcome of the restructuring of its operating structure.

2. Specialised Construction Contracting

In 2003, the Group achieved a turnover in specialised construction contracting business of approximately HK$86.1 million, representing a decline of 66% as compared with the previous year. The contribution from this business to the Group's consolidated turnover decreased from 75% in the previous year to 53% in the year under review. The segment loss from this business also decreased significantly from approximately HK$91.8 million in 2002 to approximately HK$38.2 million in 2003.

i) *Enful*

The specialised construction contracting business of Enful is principally carried out in Hong Kong. Enful completed a number of construction and environmental protection contracts in 2003. It recorded a segment turnover of approximately HK$6.0 million, representing a decrease from the previous year. However, it achieved an increase in its gross profit margin due to the implementation of its effective cost control measures during the year. The loss for the year under review was mainly attributable to the provision for accounts receivable of approximately HK$3.0 million.

During the year, the projects completed by Enful included the environmental and acoustic projects for the West Rail Tin Shui Wai Station and a renovation project for Bird Garden in Yuen Po Street. In view of the recovery of Hong Kong economy in the second half of the year, several infrastructure projects such as the project at the East Rail Ma On Shan Station also commenced. Building on its extensive experience in infrastructure projects, it is believed that Enful will be able to successfully secure several projects of larger scale in the coming years so as to enhance its profitability.

ii) *Polycrown Engineering (Holdings) Limited and its subsidiaries ("**Polycrown**")*

In 2003, the turnover for Polycrown amounted to approximately HK$68.1 million, of which 96% came from Hong Kong and 4% came from China. During the year, Polycrown also reduced its administrative expenses and operating costs aggressively. At the same time, it also speed up the collection of its accounts receivable. These austerity measures successfully led to a substantial decline in its operating loss.

During the year, Polycrown completed the project at the West Rail Mei Foo Station on schedule. Currently, it is focusing on the project at the Kwai Chung Container Port-Terminal No. 9, which is expected to be completed by mid-2005. Other electrical and mechanical engineering projects of smaller scale are also scheduled to be completed in 2004. Nevertheless, Polycrown has yet to exit from its difficult operating and management situation.

iii) *Condo Group Limited and its subsidiaries ("**Condo**")*

As two subsidiaries under Condo were unable to repay their debts, the Group made numerous attempts to implement the proposed voluntary debt restructuring of each of these two companies during the period. However, such restructuring proposals were unsuccessful due to the failure in reaching any agreement with the Condo's minority shareholders.

Following the failure of the aforesaid voluntary debt restructurings, winding-up orders against these two companies were made by the High Court of Hong Kong on 8 September 2003. As a result, these two companies are currently put under receivership. The Group will now focus on recovering the debts owed to the Group by these two companies.

3. Property Development and Leasing

The Group's core property businesses include the Zhuhai Haitian Garden project in China and the ONFEM Tower in Hong Kong for leasing purpose.

In 2003, the Group's property leasing business achieved a turnover of approximately HK$10.8 million, representing an increase of 3% as compared with the previous year; the segment loss in the property leasing business therefore fell from approximately HK$19.4 million in 2002 to HK$4.7 million in 2003. As the property market rebounded at the end of the year, loss on revaluation of investment properties decreased by 70% as compared with the previous year to approximately HK$8.3 million.

Since the several remaining units of the Garret, the residential development project in Sydney, Australia, were sold in 2002 while the Zhuhai Haitian Garden project was still under construction and no income was generated from this project either, no turnover was recorded as regard to property development business for the year under review.

i) *ONFEM Tower, 29 Wyndham Street, Central, Hong Kong*
The adverse impact of the outbreak of SARS on the economy was reflected in the results of the first three quarters of 2003. Nevertheless, as at 31 December 2003, ONFEM Tower recorded an occupancy rate of 91% with an increased rental revenue as compared with the previous year. In addition, the Group is very satisfied with the quality of its tenants, which included a number of multinational enterprises. Since the Group appointed a renowned property management company to provide professional property management services for the ONFEM Tower in early 2003, the quality of this building was significantly enhanced and in turn an increasing recognition was gained from its tenants. In 2004, the Group will focus on further enhancing the building's quality with a view to providing its tenants with excellent services.

ii) *Haitian Garden, Zhuhai, China*
In January 2004, the Group successfully acquired the remaining 20% equity interest in Zhuhai (Oriental) Blue Horrison Properties Company Limited from Zhuhai Shining Metals Group Inc. and the Group now holds a 100% equity interests in Haitian Garden. The substructure works of the project have been completed. The superstructure works are scheduled to commence in the second half of 2004 and are expected to be substantially completed by the end of 2005.

In view of the current demand in property market in Zhuhai, the Group has repositioned the project as "The New Generation of Panoramic Seaview Deluxe Apartments in Zhuhai".

The proposed construction of the Hong Kong-Zhuhai-Macau Bridge is expected to be finalised shortly, the completion of which will facilitate transportation between Zhuhai, Hong Kong, Macau and the Western part of China. Taking into account the unique advantages in Zhuhai's natural environment and resources, together with the promotion by the Zhuhai municipal government, an increasing demand for properties in Zhuhai from Hong Kong and Macau residents is expected. Sales price of recently launched luxurious properties in Zhuhai increased over 10% in the past six months. Currently, Haitian Garden is one of the few deluxe panoramic seaview developments under construction in Zhuhai. In view of such favourable market conditions, the offer for sale of Haitian Garden units is expected to be well received by the market.

OUTLOOK

Looking forward, the Group will focus on property development as its principal business which is to be supplemented by the specialised construction contracting business and with high technology investment as an ancillary business. The Group will use Hong Kong as its base to vigorously develop its core businesses into China with a view to providing customers with quality services and products and at the same time enhancing its competitiveness so that it will return to profitability and achieve a better return for the shareholders.

In addition, the Group plans to expand through appropriate value driven means such as direct investments, mergers and acquisitions in order to build a portfolio of quality assets and to establish a superior brand.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2003, the gearing ratio of the Group, representing a ratio of total borrowings to total assets, reduced to 9.2% (2002: 14.3%). Cash and bank deposits, as at 31 December 2003, amounted to approximately HK$199.3 million (2002: HK$210.6 million).

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations and the cash and bank deposits, the Group also obtained financial resources from bank borrowings, finance lease obligations and loan from a minority investor which amounted to approximately HK$66.7 million (2002: HK$130.9 million), HK$0.1 million (2002: HK$0.2 million) and HK$4.5 million (2002: HK$3.3 million) respectively as at 31 December 2003.

The bank borrowings denominated in Renminbi ("**RMB**"), as at 31 December 2003, were approximately RMB28.6 million (2002: RMB38.6 million) while the remaining balances were denominated in Hong Kong dollars. Except this RMB bank loan with fixed interest rate, all the Group's bank borrowings are on a floating rate basis.

Capital commitments of the Group are to be partly financed by bank borrowings.

FINANCIAL RISKS AND MANAGEMENT

The Group's strategies towards financial risk management include diversification of funding sources and extension of credit periods. For the year ended 31 December 2003, finance costs reduced to approximately HK$4.9 million (2002: HK$7.7 million).

The total borrowings of the Group as at 31 December 2003 amounted to approximately HK$71.3 million (2002: HK$134.4 million). The borrowings were repayable as follows:

	2003 **HK$'000**	2002 HK$'000
Within one year	**71,304**	134,364
In the second year	–	58
	71,304	134,422

EXPOSURE TO THE FLUCTUATION IN EXCHANGE RATES

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the exchange rates of Hong Kong dollar against RMB and US dollar are stable, no hedging or other alternative measures have been implemented by the Group. As at 31 December 2003, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

CHARGES ON GROUP ASSETS

As at 31 December 2003, the Group pledged an investment property with carrying amount of approximately HK$195.0 million (2002: HK$206.4 million) as collateral for the Group's banking facilities. Besides, fixed deposits amounted to approximately HK$53.2 million (2002: HK$101.6 million) have been pledged by the Group as securities for general banking facilities and issuance of performance bonds. Certain inventories of the Group were also held under trust receipt loan arrangements.

CONTINGENT LIABILITIES

Details of the contingent liabilities of the Company and the Group are set out in Note 32 to the accounts.

EMPLOYEES

As at 31 December 2003, the Group employed 309 staff (2002: 482 staff). The total remunerations and benefits of the Directors of the Company and staff of the Group during the year were approximately HK$43.1 million (2002: HK$64.0 million). The Group adopts a remuneration policy in line with market practice.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 19 April 2004



Mr. LIN Xizhong

Mr. WANG Xingdong





Mr. YAN Xichuan

DIRECTORS

Mr. LIN Xizhong, aged 59, was appointed as an Executive Director and the Chairman of ONFEM Holdings Limited ("**Company**") in November 2003. Mr. Lin is the Vice President of China Minmetals Corporation ("**China Minmetals**"), the Vice Chairman and Chief Executive Officer of China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"), the Chairman of the following subsidiaries of China Minmetals: Oriental Metals (Holdings) Company Limited ("**OMC**") in Hong Kong, Janfair Pty Limited in Australia, China Minmetals (NZ) Limited in New Zealand, AXA-Minmetals Assurance Limited in Shanghai and the Director of AXA Asia Pacific Holdings Limited.

Mr. Lin earned his Bachelor of Arts degree in Literature from the Beijing Foreign Studies University in 1973. From 1995 to 1998, he was the representative of The People's Republic of China ("**PRC**") in APEC Business Advisory Council of Asia-Pacific Economic Cooperation Organisation. He was the Vice Chairman of First Pacific Bank in Hong Kong during 1993 to 2000. Mr. Lin has over 30 years of experience in international trading, strategic investment and corporate financial management.

Mr. WANG Xingdong, aged 43, was appointed as an Executive Director and the Managing Director of the Company in March 2001, responsible for the operation of and strategic planning for the Company. He is also a Director of Minmetals HK and a Non-executive Director of China Merchants China Direct Investments Limited.

Mr. Wang graduated from the Xiamen University in 1982 with a Bachelor of Arts degree. He then continued his studies in business management between 1987 and 1989 in the Faculty of Management of Business Administration of Long Island University in New York, U.S.A..

Prior to joining the Company, he has been a member of senior management of both U.S.A. and German corporations carrying on trading business of metals and mineral products for many years. Mr. Wang has extensive experience in international metals trading, investment strategies and corporate management.

Mr. YAN Xichuan, aged 57, was appointed as an Executive Director and a Deputy Managing Director of the Company in August 2002. He is responsible for monitoring the operation and strategic planning of the subsidiary groups of the Company, which are principally engaged in specialised construction contracting.

Mr. Yan was graduated from the Chongqing Architectural University in 1970 and is a qualified senior engineer. He



Mr. QIAN Wenchao



Ms. HE Xiaoli



Ms. TAM Wai Chu, Maria

joined China State Construction Engineering Corporation in 1970 and was transferred to China Overseas Holdings Limited ("**COHL**") in 1984. Mr. Yan has been the General Manager of China Overseas Civil Engineering Limited, the Assistant General Manager of the Investments Department of COHL and the President of Gold Court Property Management Limited and has been responsible for supervision of civil engineering work, real estate investment and property management etc.

Mr. Yan has been involved in various construction projects in the PRC and Hong Kong and has over 30 years of experience in construction and project management.

Mr. QIAN Wenchao, aged 39, was appointed as an Executive Director of the Company in November 2003. Mr. Qian is also a Director of Minmetals HK and an Executive Director of OMC. He earned his Bachelor of Arts degree in Economics from Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals and Minmetals HK with responsibilities in financial management. Mr. Qian has over 10 years of experience in corporate financial management.

Ms. HE Xiaoli, aged 36, was appointed as an Executive Director of the Company in February 2002. She is also the General Manager of the Finance Department of the Company. Ms. He holds a Bachelor's degree in Accounting from the North China University of Technology and a Master's degree in Business Administration from the University of South Australia, and is also a PRC Senior Accountant and a member of The Chinese Institute of Certified Public Accountants, PRC. Prior to joining the Company, she had been the Head of Business Division and the Deputy Minister of Accounting Information Division of the Finance Department of previous China National Nonferrous Metals Industry Corporation. She has extensive experience in financial management of PRC enterprises.

Ms. TAM Wai Chu, Maria, aged 58, was appointed as an Independent Non-executive Director of the Company in April 1997. Ms. Tam holds a Bachelor's degree in Law from the London University. She has been a practising barrister since 1972. Ms. Tam is currently involved in numerous community services which include the Deputy of the National Peoples' Congress of the PRC, member of the Basic Law Committee of the Hong Kong Special Administrative Region, member of the Bar Association, board member of both of the Hong Kong Airport Authority and the Urban Renewal Authority and member of the Advisory Committee on Corruption of the Independent Commission Against Corruption.



Mr. LAM Chun, Daniel

Mr. Selwyn MAR



Mr. LAM Chun, Daniel, aged 58, was appointed as an Independent Non-executive Director of the Company in May 1997. He is the Director of the Property Division of Kowloon-Canton Railway Corporation. He is an Authorized Person under the Buildings Ordinance and a Registered Professional Surveyor. Mr. Lam has over 30 years of experience in the surveying profession. He is a fellow member of the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He is a fellow member and the Past President (1986-1987) of the Hong Kong Institute of Surveyors, and a fellow member and the Past Chairman (1997-2000) of the Hong Kong Institute of Arbitrators. Mr. Lam was a member of the Hong Kong Housing Authority and Chairman of its Building Committee, a member of the Hong Kong Surveyors Registration Board and a consultant to the World Bank on the Urban Land Policies Study for the PRC. He is also a Council Member of the Hong Kong International Arbitration Centre. Mr. Lam had worked in the Hongkong Land Group, Architectural Services Department, Housing Department, Hongkong Bank Group, Sime Darby Group, China Light & Power Group and was a former Executive Director of Tian An China Investments Company Limited and the former Chairman of DCL Consultants Limited.

Mr. Selwyn MAR, aged 68, was appointed as an Independent Non-executive Director of the Company in November 2002. Mr. Mar graduated from the London School of Economics, University of London. He is a Chartered Accountant, the Managing Partner of Nexia Charles Mar Fan & Co., Certified Public Accountants and the Managing Director of Marfan & Associates Limited. Mr. Mar was the President of the Hong Kong Society of Accountants in 1991, a member of the Appeals Panel of Securities & Futures Commission and a member of the Board of Governors of Chinese International School. In the past 26 years, Mr. Mar had been active in commercial and industrial undertakings. Presently, he sits on the board of two financial institutions.

SENIOR MANAGEMENT

Mr. LI Tan, aged 47, was appointed as a Deputy General Manager of the Company and the General Manager of the Company's Real Estates Development Department in June 2003, responsible for monitoring strategic planning, management and development of the Company's business in the area of property development. He was also appointed as a Director and the General Manager of Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**"), a subsidiary of the Company, and is responsible for strategic planning and overall operation of ZOBHP.

Mr. Li holds a Bachelor's degree in Building Structure from South China University of Science and Engineering and a Master's degree in Construction Economics and Project Management from Tongji University. At present, he is taking a course for a Doctoral degree of Philosophy in Management at Preston University, U.S.A.. Mr. Li is a Chartered Builder of the Chartered Institute of Building, United Kingdom and is a member of both of the Hong Kong Institute of Business Management and the Hong Kong Construction Project Management Exchange Center.

Prior to joining the Company, Mr. Li has been a Director and a Project Director of various corporations, such as the previous China Guangzhou Construction (Group) General Company, Hsin Chong Construction Company Limited, Tian An China Investments Company Limited, ELDO International (Group) Limited and DCL Consultants Limited, etc. He has been engaged in property development and management, construction, professional consultant services, corporate and investment project management in the PRC as well as Hong Kong for over 25 years.

Ms. YUEN Wai Man, aged 31, joined the Company in May 2002 and is the Financial Controller of the Company. Ms. Yuen holds a degree of Bachelor of Business Administration in Accounting from the Hong Kong University of Science and Technology and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants. Prior to joining the Company, she was the qualified accountant of a company listed on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**"). Ms. Yuen has extensive experience in financial and general management.

Mr. XU Minluo, aged 47, was appointed as the General Manager of the Company's Construction Division in December 2002, responsible for overseeing the operation of the subsidiaries of the Company. Mr. Xu graduated from the Hua Chiao University in 1982 with a Bachelor of Science degree and obtained a Master's degree in Business Administration from the Murdoch University, Australia in 1998. Prior to joining the Company, he has been a member of senior management of construction and real estate corporations in Hong Kong for many years. Mr. Xu has extensive experience in building construction, property development and corporate management.

Ms. CHEN XIE Ying, aged 40, joined the Company in April 2003 and is the Internal Audit Manager of the Company. Ms. Chen holds a degree of Bachelor of Science in Biology from Zhongshan University and is a member of the Association of Chartered Certified Accountants. Prior to joining the Company, she has been the head of internal audit department and a member of the risk management committee of a financial institution listed on the Stock Exchange for many years. Ms. Chen has extensive experience in improving internal control and risk management.

Mr. YEUNG Yau Choi, aged 51, joined the Company and was appointed as the General Manager of Enful Group in April 2003. Mr. Yeung holds a Bachelor's degree in Civil Engineering from Hua Chiao University and is a qualified Structure Engineer and Architect. He further completed his studies in corporate management and accounting in 1999 and 2001 respectively. Prior to joining the Company, Mr. Yeung has participated in many construction and property development projects in Hong Kong, the PRC and Macau. He has extensive experience in building and construction design, project supervision and corporate management.

Mr. SZETO Wai Hung, Augustine, aged 44, is the Managing Director of Jaeger Group. He holds a Bachelor's degree in Commerce from the University of New South Wales, Australia and is an associate member of The Institute of Chartered Accountants in Australia and a fellow member of the Hong Kong Society of Accountants. He joined Jaeger in 1993 as the Financial Controller and became the General Manager of Jaeger Group in 1994. He was further promoted to the Managing Director in 1997. Mr. Szeto has over 20 years of experience in Hong Kong and overseas financial, marketing and general management.

Mr. LEUNG Pok Ching, aged 47, is the Deputy Chairman and General Manager of Polycrown Group. He took over the management of Polycrown Group in 1990. Mr. Leung graduated from the University of Kennedy-Western, California, USA and obtained a Bachelor's degree in Engineering. He is an associate of Chartered Institution of Building Services Engineer, a member of American Society of Heating, Refrigerating and Air-conditioning Engineers, a member of Hong Kong Electrical Contractors' Association Ltd. and an Incorporated Engineer of British Engineering Council (CEI), and is a licensed electrician of Hong Kong (COHO class). Mr. Leung has more than 29 years of experience in mechanical and electrical engineering and has been involved in the design, supervision, contracting and management of various engineering projects in Hong Kong, Macau and the PRC.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of ONFEM Holdings Limited ("**Company**") will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on 27 May 2004 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2003.

2. To re-elect Mr. Qian Wenchao, Ms. He Xiaoli and Ms. Tam Wai Chu, Maria as directors of the Company and to authorise the board of directors of the Company ("**Directors**") to fix the remuneration of directors.

3. To fix a maximum number of directors at 12 and to authorise the Directors to appoint additional directors up to such maximum number.

4. To re-appoint Messrs. PricewaterhouseCoopers as the auditors for the ensuing year and to authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

"**THAT**

(a) subject to paragraph 5(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph 5(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs 5(a) and 5(b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company ("**Shareholders**")) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this Resolution) and the said approval to the Directors in paragraphs 5(a) and 5(b) above shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors to the Shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognised regulatory body or any stock exchange)."

6. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

"**THAT**

(a) subject to paragraph 6(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 6(d) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or the listing rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph 6(a) above shall authorise the Directors during the Relevant Period to procure the Company to repurchase its own shares at a price determined by the Directors;

(c) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution and the said approval to the Directors in paragraphs 6(a) and 6(b) above shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting."

7. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

"**THAT** conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution of the Company:

"**THAT** the Bye-laws of the Company be and are hereby amended in the following manner:

(1) By inserting the following definitions within the appropriate alphabetical sequence in Bye-law 1 and alphabetically reordering the current definitions within Bye-law 1 in general:

""associates" shall have the meaning as defined in the Listing Rules;"

""Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);" and

""Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);"

(2) By deleting the words "HK$2" appearing in Bye-law 16 and substituting therefor the words "such sum as prescribed by the stock exchange in Hong Kong for such purpose from time to time".

(3) By deleting the words "HK$2" appearing in Bye-law 20(A) and substituting therefor the words "such sum as prescribed by the stock exchange in Hong Kong for such purpose from time to time".

(4) By deleting the words "HK$2" appearing in Bye-law 20(B) and substituting therefor the words "such sum as prescribed by the stock exchange in Hong Kong for such purpose from time to time".

(5) By deleting the words "HK$2" appearing in Bye-law 21 and substituting therefor the words "such sum as prescribed by the stock exchange in Hong Kong for such purpose from time to time".

(6) By adding the words "or by proxy" immediately after the words "(or, in the case of a member being a corporation, by its duly authorised representative)" appearing in Bye-law 74.

(7) By adding the words "or by proxy" immediately after the words "Section 78 of the Companies Act" appearing in Bye-law 85.

(8) By adding the sentence "Subject to the provisions of Bye-law 96A, the rights of a member to appoint a proxy shall include the right to appoint separate proxies to represent respectively such number of the shares held by him as may be specified in their instruments of appointment; but (without prejudice to the appointment of alternates) the number of proxies so appointed by any member to attend on the same occasion shall not exceed 2." immediately after the last sentence of Bye-law 85.

(9) By adding immediately after Bye-law 85 the following new Bye-law 85A:

"Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

(10) By adding the words "or in the case of a member being a corporation, by its duly authorised representative" immediately after the words "either personally" appearing in Bye-law 89(A).

(11) By deleting the existing Bye-law 90(A) in its entirety and substituting therefor the following new Bye-law 90(A):

"Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a vote on a show of hands or on a poll votes may be given either personally (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy. Subject to the provisions of Bye-law 96A, the rights of a member to appoint a proxy shall include the right to appoint separate proxies to represent respectively such number of the shares held by him as may be specified in their instruments of appointment; but (without prejudice to the appointment of alternates) the number of proxies so appointed by any member to attend on the same occasion shall not exceed 2."

(12) By adding immediately after Bye-law 96 the following new Bye-law 96A:

"If a Clearing House (or its nominee) is a member of the Company, it may authorise such person or persons as it thinks fit to act as its proxy or proxies or as its corporate representative or representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised under the provisions of this Bye-law shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee) which he represents as that Clearing House (or its nominee) could exercise if it were an individual member of the Company, including the right to vote individually on a show of hands notwithstanding the provisions of Bye-laws 85 and 90(A). The number of persons a Clearing House (or its nominee) may appoint to act as its proxy or proxies or as its corporate representative or representatives shall not exceed the number of shares held by a Clearing House (or its nominee), being the shares entitling a Clearing House (or its nominee) to attend and vote at the relevant meeting."

(13) By deleting the words "under section 18 of the Securities (Disclosure of Interests) Ordinance 1988 (Cap. 396 of the Laws of Hong Kong)" appearing in Bye-law 97(B) and substituting therefor the words "pursuant to the relevant section of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) applicable to the Company".

(14) By deleting the words "under the said section 18" appearing in Bye-law 97(D) and substituting therefor the words "pursuant to the relevant section of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) applicable to the Company".

(15) By deleting the words "under section 24 of the Securities (Disclosure of Interests) Ordinance 1988 (Cap. 396 of the Laws of Hong Kong)" appearing in Bye-law 97(E) and substituting therefor the words "pursuant to the relevant section of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) applicable to the Company".

(16) By deleting the existing Bye-law 110(B)(ii) in its entirety and substituting therefor the following new Bye-law 110(B)(ii):

"(ii) A Director shall not vote or be counted in the quorum on any resolution of the Board in respect of any contract, arrangement or other proposal in which he or any of his associates (as defined in the Listing Rules) has or have a material interest, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any contract, arrangement or other proposal for or concerning:

(a) the giving of any security or indemnity either:

(I) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(II) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(d) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(I) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities by the Company under which the Director or his associate(s) may benefit; or

(II) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company."

(17) By deleting the last sentence of Bye-law 116 in its entirety and substituting therefor the following sentence at the end of Bye-law 116:

"The period for lodgment of the said notices will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.""

9. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 19 April 2004

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's principal place of business in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

3. The Register of Members will be closed from Friday, 21 May 2004 to Thursday, 27 May 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 20 May 2004.

The Board of Directors ("**Directors**") of ONFEM Holdings Limited ("**Company**", together with its subsidiaries "**Group**") would like to submit their annual report together with the audited accounts for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in Note 13 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 3 to the accounts.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated profit and loss account on page 47.

The Directors do not recommend the payment of a dividend for the year ended 31 December 2003 (2002: Nil).

FIXED ASSETS

Movements in fixed assets of the Group during the year are set out in Note 12 to the accounts.

SHARE CAPITAL

Details of the Company's share capital are set out in Note 26 to the accounts.

RESERVES

Movements in reserves of the Group and of the Company during the year are set out in Note 27 to the accounts.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Lin Xizhong	*(appointed on 5 November 2003)*
Wang Xingdong	
Yan Xichuan	
Qian Wenchao	*(appointed on 5 November 2003)*
He Xiaoli	
Gao Dezhu	*(resigned on 27 November 2003)*
Li Shiming	*(resigned on 27 November 2003)*

Independent Non-executive Directors

Tam Wai Chu, Maria
Lam Chun, Daniel
Selwyn Mar

Mr. Qian Wenchao retires from office in accordance with Article 102 of the Company's Bye-Laws and, being eligible, offers himself for re-election.

Ms. He Xiaoli and Ms. Tam Wai Chu, Maria retire from office in accordance with Article 111(A) of the Company's Bye-Laws and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company and any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2003, the interests and short positions of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance ("**SFO**")) which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Long Position in Shares of the Company

Name of director	Nature of interest	Number of ordinary shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at 31 December 2003, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

During the year ended 31 December 2003, none of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age, was granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations (within the meaning of the SFO).

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

The Company had no outstanding options, convertible securities, warrants or other similar rights as at 31 December 2003.

There was no repurchase or exercise of options and convertible securities during the year.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2003, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests and short positions in the shares of the Company which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Long Position in Shares of the Company

Name of shareholder	Number of ordinary shares held	Percentage of total issued shares
China National Metals and Minerals Import and Export Corporation ("**CNMMIEC**") *(Notes 1 & 2)*	416,585,852	53.95%
China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**") *(Note 1)*	416,585,852	53.95%
June Glory International Limited ("**June Glory**")	416,585,852	53.95%

Notes:

1. By virtue of the SFO, these companies are deemed to be interested in the 416,585,852 shares held by June Glory.
2. The name of CNMMIEC was changed to China Minmetals Corporation on 18 January 2004.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company, any of its holding companies, or any of their subsidiaries was a party, in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts for management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers during the year is as follows:

	Percentage of the Group's total			
	Sales		Purchases	
	2003	2002	**2003**	2002
The largest customer	**33%**	11%		
Five largest customers in aggregate	**43%**	37%		
The largest supplier			**8%**	2%
Five largest suppliers in aggregate			**21%**	7%

At no time during the year, have the Directors, their associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange with effect up to 30 March 2004 ("**Listing Rules**")) or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the above customers and suppliers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

PROPERTIES

Particulars of the major properties held for investment and property under development of the Group are shown on page 105.

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 106.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme ("**New Scheme**") which is in compliance with Chapter 17 of the Listing Rules. On the same day, the old share option scheme adopted by the Company on 30 September 1993 ("**Old Scheme**") was terminated. There were no outstanding options granted under the Old Scheme. No options have been granted under the New Scheme during the period from the date of its adoption to 31 December 2003.

Below is a summary of the principal terms of the New Scheme:

1.	Purpose of the New Scheme	To recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group whether in the past or in the future
2.	Participants of the New Scheme	Any directors or any employees of any company of the Group and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors consider, in their sole discretion, has contributed or will contribute or can contribute to the Group
3.	Maximum number of shares	The maximum number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time
4.	Total number of shares available for issue upon exercise of all options under the New Scheme	77,218,178 shares unless shareholders' approval has been obtained according to the requirements of the Listing Rules in force, being 10% of the issued share capital of the Company at the date of approval of the New Scheme by the shareholders of the Company
5.	Maximum entitlement of each participant under the New Scheme	No options under the New Scheme may be granted to any eligible person, which, if exercised in full, would result in the total number of shares issued and to be issued upon the exercise of the options already granted or to be granted to such eligible person under the New Scheme (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to the requirements under the Listing Rules in force

INFORMATION RELATING TO SHARE OPTION SCHEME (cont'd)

6.	The period within which the shares must be taken up under an option	The Directors may in their absolute discretion determine the period during which an option may be exercised and notify each grantee, save that such period shall not be later than 10 years from the date on which the Directors make an offer of the option subject to the provisions for early termination thereof
7.	The minimum period for which an option must be held before it can be exercised	Not applicable
8.	Time of acceptance and the amount payable on acceptance of the option	The offer of an option made in accordance with the New Scheme may be accepted within 28 business days from the date of the offer and the amount payable on acceptance of the option is HK$10
9.	The basis of determining the subscription price	The subscription price shall be determined by the Directors at the time of grant of the relevant option and shall not be less than the highest of: (i) the closing price per share of the Company as stated in the daily quotations sheet of the Stock Exchange on the date of the grant of the relevant option; (ii) the amount equivalent to the average closing price per share of the Company as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of the grant of the relevant option; and (iii) the nominal value of a share of the Company
10.	The remaining life of the New Scheme	The New Scheme was adopted on 29 May 2003 and will remain in force for a period of 10 years from the date of adoption

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws of Bermuda.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules being in force throughout the year ended 31 December 2003 except that the Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

SUFFICIENCY OF PUBLIC FLOAT

Based on the notices submitted to the Company pursuant to the SFO, the Directors are of the view that sufficient public float exists for the issued shares of the Company as at the date of this report.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Revised Rules Governing the Listing of Securities on the Stock Exchange (which came into effect on 31 March 2004) as its code of conduct regarding securities transactions by Directors ("**Code**") and has made specific enquiry of all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Code throughout the year ended 31 December 2003 if he/she carried out any securities dealings.

AUDIT COMMITTEE

The audit committee of the Company comprises three Independent Non-executive Directors namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel. The audit committee has reviewed with the auditors the audited accounts for the year ended 31 December 2003 and discussed auditing, internal control and financial reporting matters including the review of the accounting practices adopted by the Group.

AUDITORS

Arthur Andersen & Co. ("**AA**") were appointed as the auditors of the Company on 19 March 2001 to fill the vacancy caused by the resignation of KPMG as auditors of the Company on the same date. Following the combination of practices of PricewaterhouseCoopers ("**PwC**") and AA on 1 July 2002, PwC were appointed as the auditors of the Company with effect from 11 October 2002.

The accounts have been audited by PwC who will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

CONNECTED TRANSACTIONS

PART A Non Wholly-owned Subsidiaries

Background

(i) Condo Group

The Company holds a 52% beneficial interest in each of Condo Curtain Wall Company Limited ("**CCW**") and Condo Engineering (China) Limited ("**CEC**") while each of Messrs. Yu Lap On, Stephen, Ng Tze Kwan ("**Mr. Ng**") and Cheung Sui Keung ("**Mr. Cheung**") (collectively, "**Condo MSs**") holds a 16% beneficial interest in each of CCW and CEC. Shanghai Jin Qiao Condo Decoration Engineering Co., Ltd. (上海金橋瑞和裝飾工程有限公司) ("**SHJQ**") is owned as to 90.39% by CEC, and 9.61% by Shanghai Huayuan Aite Curtain Wall Engineering Company Limited (上海華源愛特幕牆工程有限公司). The Condo MSs are directors of CCW and CEC while Mr. Ng and Mr. Cheung are directors of SHJQ. Mr. Cheung tendered his resignation as a director of SHJQ which will take effect upon registration with the relevant authorities of The People's Republic of China ("**PRC**").

Each of the Condo MSs has executed various deeds of counter-indemnity in favour of the Company to indemnify 16% of the losses arising out of any guarantees or securities provided by the Company in securing facilities granted to CCW, CEC, SHJQ and any other companies under the Condo Group (as defined in such deeds of counter-indemnity) and 16% of the indebtedness due to the Company from CCW, CEC, SHJQ and any other companies under the Condo Group.

On 8 September 2003, winding-up orders against CEC and CCW were made by the High Court of Hong Kong.

(ii) Enful Group

The Company holds a 52% beneficial interest in Enful Engineering Limited ("**EEL**") while the remaining 48% beneficial interest of EEL is held by Sinowise Development Limited ("**Sinowise**") which is in turn beneficially owned as to 22% by Mr. Keung Chee Cheong ("**Mr. Keung**"), 22% by Mr. Mak Yun Wo, Simon ("**Mr. Mak**"), 26% by Mr. Woo King Kwong ("**Mr. Woo**") and 30% by Mr. Kong Chi Yeung ("**Mr. Kong**") (collectively, "**Enful MSs**"). The effective interest in EEL held by each of Mr. Keung, Mr. Mak, Mr. Woo and Mr. Kong are 10.56%, 10.56%, 12.48% and 14.40% respectively. Mr. Keung and Mr. Mak are also directors of EEL.

Each of Sinowise and the Enful MSs has executed various deeds of counter-indemnity in favour of the Company to indemnify 48% of the losses arising out of any guarantees and securities provided by the Company in securing facilities granted to EEL and any other companies under the Enful Group (as defined in such deeds of counter-indemnity) and 48% of the indebtedness due to the Company from EEL and any other companies under the Enful Group.

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

Background (cont'd)

(iii) Polycrown Group

The Company holds a 51% beneficial interest in Polycrown Engineering Limited ("**PEL**") while the remaining 49% beneficial interest of PEL is held by Polyrich Profits Limited which is in turn 100% owned by Mr. Leung Pok Ching ("**Mr. Leung**"). Mr. Leung is also a director of PEL.

Mr. Leung has executed a deed of counter-indemnity in favour of the Company to indemnify 49% of the losses arising out of any guarantees and securities provided by the Company in securing facilities granted to PEL and any other companies under the Polycrown Group (as defined in such deed of counter-indemnity). Mr. Leung has executed a deed of counter-indemnity in favour of ONFEM Finance Limited ("**OFL**"), a wholly-owned subsidiary of the Company, to indemnify 49% of the indebtedness due to OFL from PEL and any other companies under the Polycrown Group (as defined in such deed of counter-indemnity).

(iv) Zhuhai (Oriental) Blue Horrison Properties Company Limited

Prior to the Acquisition (as defined herebelow), Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**") was owned as to 80% by ONFEM Company Limited ("**OCL**"), a wholly-owned subsidiary of the Company, and 20% by Zhuhai Shining Metals Group Inc. ("**Shining Metals**"). As announced in the Company's announcement dated 9 January 2004, OCL has acquired 20% equity interest in ZOBHP originally held by Shining Metals ("**Acquisition**") at a public auction in the PRC on 8 January 2004. The necessary approvals and consents have been obtained in respect of the registration of the transfer and the conversion of ZOBHP from a Sino-foreign equity joint venture (中外合資企業) to a wholly foreign-owned enterprise (外商獨資企業) under the PRC laws and ZOBHP has become a wholly-owned subsidiary of the Company since 20 February 2004.

The information set out in the preceding paragraphs is based on the records maintained by and the information made available to the Company.

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

Terms of the connected transactions

(i) Banking facilities

The banking facilities are on normal commercial terms. In so far as the renewal dates of certain banking facilities are concerned, whilst the Company is not aware of any written or formal renewal, the relevant facilities continue to be made available to the relevant subsidiaries.

(ii) Shareholder's loans

The loans are on normal commercial terms in so far as the interest rates and repayment dates are concerned.

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES

(I) GUARANTEES AND SECURITIES PROVIDED BY THE COMPANY REGARDING BANKING FACILITIES GRANTED TO NON WHOLLY-OWNED SUBSIDIARIES

SHJQ

Date of transaction	Banker	Amount of banking facility *(RMB)*	Purpose of transaction	Security provided by the Company
22 July 2002 (renewed on 18 July 2003)	China Merchants Bank ("**CMB**") Shenzhen Shangbu Sub-branch	11,000,000	To finance working capital requirement	Pledge of cash deposit of HK$11,000,000 on 19 July 2002 with CMB which issued a standby letter of credit of HK$11,000,000, with the expiry date extended to 19 July 2004, in favour of CMB Shenzhen Shangbu Sub-branch as announced in the Company's announcement dated 18 July 2003

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES (cont'd)

(I) GUARANTEES AND SECURITIES PROVIDED BY THE COMPANY REGARDING BANKING FACILITIES GRANTED TO NON WHOLLY-OWNED SUBSIDIARIES (cont'd)

EEL

Date of transaction	Banker	Amount of banking facility *(HK$)*	Purpose of transaction	Security provided by the Company
13 June 2002	Industrial and Commercial International Capital Limited	8,000,000	To facilitate business operations	Pledge of cash deposit of HK$8,000,000 on 21 June 2002 Corporate guarantee for HK$8,000,000 dated 21 June 2002
19 November 2002 (original date: 7 November 2001)	Hang Seng Bank Limited	5,000,000	To facilitate business operations	Deed of guarantee for HK$5,000,000 dated 12 November 2001 Pledge of two cash deposits with principal amounts of HK$2,000,000 and HK$3,000,000 on 15 November 2001 and 5 February 2002 respectively

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES (cont'd)

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES

Condo Group

A. Loans from the Company to CEC

Date of agreement	Loan amount *(HK$)*	Purpose of the loan
24 March 1998	1,258,000	To finance the general working capital requirement
30 March 1998	1,400,000	To finance the general working capital requirement
7 April 1998	1,100,000	To finance the general working capital requirement
14 April 1998	1,100,000	To finance the general working capital requirement
24 April 1998	3,800,000	To finance the general working capital requirement
12 May 1998	5,500,000	To finance the general working capital requirement
20 May 1998	1,890,000	To finance the general working capital requirement
21 May 1998	1,000,000	To finance the general working capital requirement
29 May 1998	2,400,000	To finance the general working capital requirement
8 December 1998	15,493,600	To finance the repayment of loan due by CEC to Dao Heng Bank, Limited
16 April 1999	969,653.50	To finance the general working capital requirement
17 June 1999	1,530,000	To finance the working capital requirement
8 March 2000	7,000,000	To finance the working capital requirement
13 July 2000 (Draw down date: 20 July 2000)	7,600,000	To finance the working capital requirement
1 August 2000	1,052,631.58	To finance the working capital requirement

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES (cont'd)

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES (cont'd)

Condo Group (cont'd)

B. Loans from the Company to SHJQ

Date of agreement	Loan amount *(US$)*	Purpose of the loan
25 October 2002 (Draw down date: 1 November 2002)	760,000	To finance the working capital requirement of the German Centre project involving the installation of curtain walls undertaken by SHJQ
27 December 2002	750,000	To finance the working capital requirement of the German Centre project involving the installation of curtain walls undertaken by SHJQ

Enful Group

Name of subsidiary	Date of agreement	Loan amount *(HK$)*	Purpose of the loan	Advance from Sinowise
Enful Design and Build Limited ("**EDB**")	28 May 1996	4,000,000	To finance the import of construction materials into Hong Kong	
EEL	28 February 1997	3,000,000	To finance the general working capital requirement	
EEL	20 March 1997	1,000,000	To finance the general working capital requirement	

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES (cont'd)

(II) LOANS FROM THE COMPANY TO NON WHOLLY-OWNED SUBSIDIARIES (cont'd)

Enful Group (cont'd)

Name of subsidiary	Date of agreement	Loan amount *(HK$)*	Purpose of the loan	Advance from Sinowise
EEL	7 October 1997	1,602,448 (GBP 128,391)	To finance the purchase from Bridgman Doors Limited ("**BDUK**") of 50 per cent. interests in the issued share capital of Bridgman Fire Doors (H.K.) Limited ("**BFD**") and the loan due from BFD to BDUK	
EEL	1 May 1998	1,200,000	To finance the general working capital requirement	
EEL	12 May 1998	4,000,000	To finance the short term needs of working capital	
EEL	18 May 1998	2,000,000	To finance the short term needs of working capital	
EEL	19 October 1998	327,122.75	To finance the short term needs of working capital	
EEL	27 November 1998	1,850,000	To finance the repayment of a banking facility granted by The Bank of East Asia, Limited ("**BEA**")	
EEL	15 December 1998	400,000	To finance the repayment of a banking facility granted by BEA	
EEL	30 December 1998	1,500,000	To finance the repayment of a banking facility granted by BEA	
EEL/EDB	8 January 1999	2,650,000	To finance the repayment of a banking facility granted by BEA	
EEL	24 December 2002 (Draw down date: 31 December 2002)	2,000,000	To finance the working capital requirement	HK$800,000 (not proportional to the 48% of the shareholding of Sinowise)

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES (cont'd)

(III) LOANS FROM OFL TO NON WHOLLY-OWNED SUBSIDIARIES

CEC

Date of agreement	Loan amount *(HK$)*	Purpose of the loan
20 February 2001	3,050,000	To finance the working capital requirement
7 June 2001	3,300,000	To finance the working capital requirement in respect of the sub-contract works of Beijing Embassy House Project involving the installation of curtain walls
11 July 2001	967,290	To finance the working capital requirement in respect of the sub-contract works of Cheung Sha Wan Project involving the installation of curtain walls
19 June 2002	2,420,000	To finance the working capital requirement

EEL

Date of agreement	Loan amount *(HK$)*	Purpose of the loan	Personal guarantees from Mr. Keung and Mr. Mak
19 June 2001	3,000,000	To finance the working capital requirement in respect of the sub-contract works of the Sham Tseng Project involving the installation of doors	Yes (together with deposit of share certificates of Enful Holdings Limited and related documents as security pursuant to the terms of the deed of guarantee)
30 January 2002	2,000,000	To finance the working capital requirement in respect of the sub-contract works of the West Rail Project involving acoustic plaster works	Yes

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(1)(a) OF THE LISTING RULES (cont'd)

(III) LOANS FROM OFL TO NON WHOLLY-OWNED SUBSIDIARIES (cont'd)

PEL

Date of agreement	**Loan amount** *(HK$)*	**Purpose of the loan**	**Counter-indemnity from Mr. Leung**
11 July 2001	7,700,000	To finance the working capital requirement in respect of the sub-contract works of the Beijing Oriental Plaza Project involving installations of electrical, plumbing and drainage	Yes (together with the execution of a deed of share charge in relation to shares in Polycrown Engineering (Holdings) Limited pursuant to the terms of the loan agreement)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2) OF THE LISTING RULES

(I) GUARANTEES AND SECURITIES PROVIDED BY OCL REGARDING BANKING FACILITIES GRANTED TO ZOBHP

Date of transaction	**Banker**	**Amount of banking facility** *(RMB)*	**Purpose of transaction**	**Security provided by OCL**
30 May 2003	Shenzhen Development Bank ("**SDB**") Zhuhai Branch	28,600,000	To finance working capital requirement	Pledge of cash deposit of HK$28,600,000 with SDB on 30 May 2003 in favour of SDB Zhuhai Branch for securing the facility while Shining Metals in turn placed HK$5,720,000 with OCL, representing 20% of the said HK$28,600,000, being the same percentage of the interest in ZOBHP held by Shining Metals

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2) OF THE LISTING RULES (cont'd)

(II) LOANS FROM OCL TO ZOBHP

Date of agreement	Loan amount *(RMB)*	Purpose of the loan	Advance from Shining Metals
23 March 2001 (Draw down date: 2 March 2001 and supplemental agreement date: 1 March 2002)	7,000,000	To finance the working capital requirement	This loan represented 80 per cent. of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to Shining Metals for the remaining 20 per cent. but Shining Metals had not contributed. Until 7 January 2004, Shining Metals advanced approximately RMB744,000 to ZOBHP (not proportional to the 20% shareholding of Shining Metals)
26 March 2001 (Supplemental agreement date: 1 March 2002)	4,800,000	To finance the working capital requirement	This loan represented 80 per cent. of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to Shining Metals for the remaining 20 per cent. but Shining Metals did not contribute
24 April 2001 (Draw down date: 19 April 2001 and supplemental agreement date: 1 March 2002)	660,000	To finance the working capital requirement	This loan represented 80 per cent. of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to Shining Metals for the remaining 20 per cent. but Shining Metals did not contribute
31 January 2002	5,000,000	To finance the working capital requirement	This loan represented 80 per cent. of total loan amount requested by ZOBHP. The board of ZOBHP approved and made a written request to Shining Metals for the remaining 20 per cent. but Shining Metals had not contributed. Until 7 January 2004, Shining Metals advanced approximately RMB1,250,000 to ZOBHP (proportional to the 20% shareholding of Shining Metals)

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2) OF THE LISTING RULES (cont'd)

(II) LOANS FROM OCL TO ZOBHP (cont'd)

Date of agreement	Loan amount *(RMB)*	Purpose of the loan	Advance from Shining Metals
23 August 2002 (Supplemental agreement date: 2 January 2004)	3,840,000 (RMB2,040,000 drawn on 23 August 2002; RMB1,800,000 drawn on 18 September 2002)	To finance the working capital requirement	Shining Metals also made a loan of a principal amount of RMB960,000 to ZOBHP (proportional to the 20% shareholding of Shining Metals)
18 September 2002 (Supplemental agreement date: 2 January 2004)	7,837,829.60	To finance the working capital requirement	Shining Metals also made a loan of a principal amount of RMB1,959,457.40 to ZOBHP (proportional to the 20% shareholding of Shining Metals)
28 November 2002 (Supplemental agreement date: 2 January 2004)	2,400,000	To finance the working capital requirement	Shining Metals also made a loan of a principal amount of RMB600,000 to ZOBHP (proportional to the 20% shareholding of Shining Metals)
15 January 2003 (Supplemental agreement date: 2 January 2004)	4,000,000	To finance the working capital requirement	Shining Metals also made a loan of a principal amount of RMB1,000,000 to ZOBHP (proportional to the 20% shareholding of Shining Metals)

CONNECTED TRANSACTIONS (cont'd)

PART A Non Wholly-owned Subsidiaries (cont'd)

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2) OF THE LISTING RULES (cont'd)

(III) LOAN FROM THE COMPANY TO PEL

Date of agreement	Loan amount *(HK$)*	Purpose of the loan	Advance from Mr. Leung
28 January 2003	2,397,000	To finance the working capital requirement	HK$2,303,000 (proportional to the 49% beneficial shareholding of Mr. Leung)

PART B Fellow Subsidiary

Brena Company Limited ("**Brena**") is a wholly-owned subsidiary of the Company while Texion Development Limited ("**Texion**") is a wholly-owned subsidiary of Minmetals HK, the intermediate controlling shareholder of the Company holding approximately 53.95% of the issued share capital of the Company. On 10 July 2003, Brena as tenant and Texion as landlord entered into a tenancy agreement of which details are set out below:

Property:	18th Floor, China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon
Period:	1 June 2003 to 31 May 2004
Rental:	HK$81,102 per calendar month (exclusive of rates, service, management and air-conditioning charges)
Other charges:	HK$26,025 per calendar month and reduced to HK$24,331 starting from 1 July 2003 (being tenant's share of service, management and air-conditioning charges)

SUBSEQUENT EVENTS

Details are set out in Note 36 to the accounts.

By Order of the Board
Lin Xizhong
Chairman

Hong Kong, 19 April 2004

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the accounts on pages 47 to 104 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 19 April 2004

Consolidated Profit and Loss Account

(For the year ended 31 December 2003)

	Note	2003 HK$'000	2002 HK$'000
Turnover	3	**160,941**	332,168
Cost of sales		**(122,140)**	(318,831)
Gross profit		**38,801**	13,337
Other revenues	3	**4,501**	8,755
Distribution costs		**(11,432)**	(4,718)
Administrative expenses	33(a)	**(78,832)**	(123,049)
Other operating expenses		**(4,593)**	(3,835)
Provision for properties under development	16	**(11,276)**	–
Loss on revaluation of investment properties	12(c)	**(8,250)**	(27,378)
Gain on partial waiver of certain payables		**–**	8,366
Gain on deconsolidation of subsidiaries	29(b)	**38,747**	–
Operating loss	4	**(32,334)**	(128,522)
Finance costs	5	**(4,860)**	(7,703)
Loss before taxation		**(37,194)**	(136,225)
Taxation	6	**(95)**	(363)
Loss after taxation		**(37,289)**	(136,588)
Minority interests		**1,550**	(266)
Loss attributable to shareholders	7	**(35,739)**	(136,854)
Dividends	8	**–**	–
Basic loss per share (HK cents)	9	**(4.63)**	(17.72)

	Note	2003 HK$'000	2002 HK$'000
Non-current assets			
Fixed assets	12	**220,479**	235,752
Non-trading securities	14	**28,440**	16,560
Deferred tax assets	25	**932**	979
Retention receivables	19	**607**	3,488
Other assets	15	**1,738**	2,326
		252,196	259,105
Current assets			
Inventories	16	**218,475**	229,727
Amount due from a fellow subsidiary	33(b)	**1**	80
Amounts due from minority investors	17	**37**	1,898
Trade and other receivables	18	**48,392**	103,212
Gross amounts due from customers for contract work	19	**3,261**	13,055
Trading securities	20	**2,142**	20,643
Pledged deposits	30	**53,210**	101,604
Cash and bank deposits	21	**199,288**	210,640
		524,806	680,859
Current liabilities			
Amount due to intermediate holding company		**–**	3
Amounts due to minority investors	17	**9,571**	13,753
Trade and other payables	22	**135,865**	190,710
Gross amounts due to customers for contract work	19	**16,363**	27,347
Taxation payable		**32,005**	34,433
Short-term borrowings	23	**71,304**	134,364
		265,108	400,610
Net current assets		**259,698**	280,249
Total assets less current liabilities		**511,894**	539,354

	Note	2003 HK$'000	2002 HK$'000
Financed by:			
Share capital	26	**77,218**	77,218
Reserves	27	**397,489**	421,840
Shareholders' funds		**474,707**	499,058
Minority interests		**30,778**	34,072
Non-current liabilities			
Long-term borrowings	24	**–**	58
Amounts due to minority investors	17	**3,741**	2,944
Other liabilities		**2,668**	3,222
		6,409	6,224
		511,894	539,354

Wang Xingdong
Director

He Xiaoli
Director

	Note	2003 HK$'000	2002 HK$'000
Non-current assets			
Investments in subsidiaries	13	**406,688**	420,225
Other assets	15	**1,312**	1,492
		408,000	421,717
Current assets			
Loans to subsidiaries	34	**–**	4,666
Other receivables	18	**7,822**	7,040
Pledged deposits	30	**25,096**	56,574
Cash and bank deposits	21	**176,032**	168,320
		208,950	236,600
Current liabilities			
Trade and other payables	22	**57,328**	100,257
Amount due to a fellow subsidiary		**–**	5
		57,328	100,262
Net current assets		**151,622**	136,338
Total assets less current liabilities		**559,622**	558,055
Financed by:			
Share capital	26	**77,218**	77,218
Reserves	27	**482,404**	480,837
		559,622	558,055

Wang Xingdong
Director

He Xiaoli
Director

Consolidated Statement of Changes in Equity

(For the year ended 31 December 2003)

	2003 HK$'000	2002 HK$'000
Total equity as at 1 January	**499,058**	636,119
Surplus/(deficit) on revaluation of non-trading securities	**11,880**	(360)
Exchange differences arising on translation of the accounts of foreign subsidiaries	**(492)**	153
Net gain/(loss) not recognised in the profit and loss account	**11,388**	(207)
Loss for the year	**(35,739)**	(136,854)
Total equity as at 31 December	**474,707**	499,058

	Note	2003 HK$'000	2002 HK$'000
Cash flows from operating activities			
Cash generated from operations	29(a)	**31,440**	17,250
Interest paid		**(6,442)**	(9,641)
Overseas tax paid		**(738)**	(37)
Net cash from operating activities		**24,260**	7,572
Cash flows from investing activities			
Purchase of fixed assets		**(2,072)**	(1,796)
Proceeds from disposal of fixed assets		**833**	434
Purchase of trading securities		**(5,214)**	–
Dividends received from listed investments		**788**	1,058
Proceeds from disposal of trading securities		**29,536**	18,590
Interest received		**4,090**	6,041
Deconsolidation of subsidiaries	29(c)	**(3,530)**	–
Net cash from investing activities		**24,431**	24,327
Cash flows from financing activities	29(d)		
New borrowings		**3,600**	3,416
Repayment of borrowings		**(199)**	(61,002)
Net cash from/(used in) financing activities		**3,401**	(57,586)
Increase/(decrease) in cash and cash equivalents		**52,092**	(25,687)
Effect of foreign exchange rate changes		**–**	191
Cash and cash equivalents at 1 January		**110,155**	135,651
Cash and cash equivalents at 31 December	29(e)	**162,247**	110,155

1. **ORGANISATION AND OPERATIONS**

ONFEM Holdings Limited (the "**Company**") was incorporated in Bermuda. The Company is an investment holding company. The principal activities and other particulars of the Company's subsidiaries are set out in Note 13 to the accounts.

2. **PRINCIPAL ACCOUNTING POLICIES**

(a) Basis of preparation

The accounts of the Company and its subsidiaries (the "**Group**") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("**HKSA**"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

In the current year, the Group adopted Statement of Standard Accounting Practice ("**SSAP**") 12 "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003.

The change to the Group's accounting policies and the effect of adopting this new standard are set out below.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of their voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

2. **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

(b) **Consolidation** (cont'd)

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) **Goodwill/negative goodwill**

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

(d) **Revenue recognition**

The accounting policy for contract revenue recognition is set out in Note 2(i).

Revenue from the sales of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Operating lease rental income is recognised on a straight-line basis over the lease period.

Income arising from the sales of completed properties is recognised when title to the properties has passed to the purchaser.

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(d) Revenue recognition (cont'd)

Income on the sales of trading securities is recognised when title to the trading securities has passed to the purchaser.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(e) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value determined annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Other properties

Other properties are interests in land and buildings other than investment properties and properties under development and are stated at cost less accumulated depreciation and accumulated impairment losses.

2. **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

(e) **Fixed assets** (cont'd)

(iii) Other fixed assets

Other fixed assets, comprising leasehold improvements, plant and machinery, furniture, fixtures and equipment, and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

(iv) Depreciation

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Leasehold land is amortised over the remaining period of the lease. Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	Over the remaining period of the lease
Buildings	2% – 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% – 50%
Furniture, fixtures and equipment	10% – 25%
Motor vehicles	20% – 30%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over expected useful lives.

(v) Impairment/gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(e) Fixed assets (cont'd)

(v) Impairment/gain or loss on sale (cont'd)

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings (accumulated losses) and is shown as a movement in reserves.

(f) Investments in securities

(i) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value. Changes in the fair value of the individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amounts of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Where there is objective evidence that individual investments are impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(g) Inventories

(i) Manufacturing and trading

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sale proceeds less estimated selling expenses.

(ii) Properties under development, properties or land held for sale

Properties under development represent interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred and other direct development costs attributable to such properties, including interest. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(h) Trade and other receivables

Provision is made against trade and other receivables to the extent which they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision.

(i) Construction contracts in progress

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that it is probable to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenue and costs to be recognised in a given period; the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

2. **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

(i) **Construction contracts in progress** (cont'd)

The aggregate of the costs incurred and the profit/loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(j) **Cash and cash equivalents**

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment, bank overdrafts.

(k) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(l) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which does not have material effect on the results of prior years. Accordingly, no prior year adjustment has been required.

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(m) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group participates in a number of defined contribution pension plans, the assets of which are generally held in separate trustee – administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies.

2. PRINCIPAL ACCOUNTING POLICIES (cont'd)

(n) Employee benefits (cont'd)

(iii) Share options

The Company maintains a share option scheme which share options could be granted to certain directors and eligible person. No compensation cost is recognised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

(o) Assets under leases

(i) Finance leases

Leases where substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum leases payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

2. **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

(q) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(r) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, investments in securities, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group is principally engaged in construction and engineering contracting businesses, manufacturing and trading of lubricant oil and chemical products, doors and fire proof materials, property leasing, property development and security investment and trading.

		2003 **HK$'000**	2002 HK$'000
(a)	Turnover		
	Construction and engineering contracts	**86,056**	250,272
	Manufacturing and trading	**57,797**	62,591
	Property leasing	**10,826**	10,472
	Property development	**–**	7,421
	Security investment and trading	**6,262**	1,412
		160,941	332,168
(b)	Other revenues		
	Interest income from bank deposits	**3,951**	6,041
	Interest income from loans to a deconsolidated subsidiary	**139**	–
	Others	**411**	2,714
		4,501	8,755
	Total revenue	**165,442**	340,923

3. TURNOVER, REVENUE AND SEGMENT INFORMATION (cont'd)

(c) Primary reporting format – business segments

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Security investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION (cont'd)

(c) Primary reporting format – business segments (cont'd)

Segment turnover and results

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Elimination		Total	
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
Revenue														
Sales to external customers	**86,056**	250,272	**57,797**	62,591	**10,826**	10,472	**-**	7,421	**6,262**	1,412	**-**	-	**160,941**	332,168
Inter-segment sales	**-**	-	**1,139**	19,516	**-**	-	**-**	-	**-**	-	**(1,139)**	(19,516)	**-**	-
	86,056	250,272	**58,936**	82,107	**10,826**	10,472	**-**	7,421	**6,262**	1,412	**(1,139)**	(19,516)	**160,941**	332,168
Result														
Segment result	**(38,176)**	(91,845)	**(3,671)**	(7,125)	**(4,657)**	(19,355)	**(10,936)**	8,674	**6,300**	2,590	**-**	-	**(51,140)**	(107,061)
Gain on deconsolidation of subsidiaries													**38,747**	-
Unallocated corporate expenses, net													**(19,941)**	(21,461)
Operating loss													**(32,334)**	(128,522)
Finance costs													**(4,860)**	(7,703)
Taxation													**(95)**	(363)
Minority interests													**1,550**	(266)
Loss attributable to shareholders													**(35,739)**	(136,854)

3. TURNOVER, REVENUE AND SEGMENT INFORMATION (cont'd)

(c) Primary reporting format – business segments (cont'd)

Segment balance sheet and other segment information

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Total	
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
Segment balance sheet												
Segment assets	**30,015**	146,763	**27,925**	25,514	**208,515**	217,542	**212,179**	226,073	**32,296**	43,468	**510,930**	659,360
Unallocated corporate assets											**266,072**	280,604
Total assets											**777,002**	939,964
Segment liabilities	**92,641**	167,065	**10,353**	10,938	**3,484**	6,249	**35,144**	34,315	**–**	1	**141,622**	218,568
Unallocated corporate liabilities											**129,895**	188,266
Total liabilities											**271,517**	406,834
Other information												
Capital expenditure incurred during the year	**633**	503	**1,039**	938	**57**	56	**145**	63	**–**	–		
Depreciation	**874**	2,026	**1,992**	2,006	**46**	246	**229**	–	**3**	3		
Impairment loss recognised in the profit and loss account	**546**	8,349	**477**	–	**–**	–	**–**	–	**–**	–		
Impairment loss recognised directly charged to equity	**–**	–	**–**	–	**–**	–	**–**	–	**–**	360		
Non-cash expenses/(income) other than depreciation	**3,403**	10,575	**3,715**	570	**8,488**	27,468	**11,276**	–	**(347)**	(1,319)		

3. TURNOVER, REVENUE AND SEGMENT INFORMATION (cont'd)

(d) Secondary reporting format – geographical segments

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and Macau and the People's Republic of China (other than Hong Kong and Macau) (the "**PRC**") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

The Group's business segments operate in four main geographical areas:

Hong Kong and Macau:	construction and engineering contracts, manufacturing and trading, property leasing and security investment and trading
The PRC:	construction and engineering contracts, manufacturing and trading and property development
Australia:	property development
Southeast Asian countries:	manufacturing and trading

In presenting information on the basis of geographical segments, segment revenues are based on the geographical locations of the customers. Segment assets and capital expenditure are based on geographical locations of the assets.

	Hong Kong and Macau		The PRC		Australia		Southeast Asian countries		Total	
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
External sales	**98,446**	193,797	**62,213**	130,530	**-**	7,421	**282**	420	**160,941**	332,168
Segment assets	**285,199**	376,425	**225,699**	275,510	**32**	7,425	**-**	-	**510,930**	659,360
Capital expenditure	**1,096**	802	**976**	994	**-**	-	**-**	-	**2,072**	1,796

4. OPERATING LOSS

Operating loss is stated after charging/(crediting) the following:

	2003 HK$'000	2002 HK$'000
Gross rental and management fee income from investment properties	**(10,826)**	(10,472)
Less: Outgoings	**2,039**	1,964
	(8,787)	(8,508)
Cost of inventories sold	**24,640**	38,743
Pension scheme contributions, net of forfeited contributions	**1,587**	1,358
Operating leases in respect of land and buildings	**4,117**	4,751
Less: Amount capitalised in properties under development	**(175)**	(241)
	3,942	4,510
Auditors' remuneration	**1,850**	2,200
Exchange gain, net	**(9,146)**	(3,413)
Loss/(gain) on disposal of fixed assets	**108**	(959)
Impairment loss of fixed assets	**1,282**	9,394
Depreciation on		
Owned fixed assets	**3,447**	4,703
Leased fixed assets	**49**	143
	3,496	4,846
Less: Amount capitalised in properties under development	**(175)**	(146)
	3,321	4,700
Gain on disposal of machinery held for sale	**(1,420)**	–
Staff costs (excluding Directors' emoluments, see Note 10)	**36,847**	57,059
Provision for inventory obsolescence and net realisable value	**1,878**	1,171
Provision for bad and doubtful debts (a)	**2,000**	7,031
Provision for gross amounts due from customers for contract work	**1,573**	347
Provision for impairment in value of other assets	**525**	–
Unrealised gain on revaluation of trading securities	**(347)**	(1,319)

4. OPERATING LOSS (cont'd)

(a) An amount of approximately HK$2,162,000, being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("**CNMG**"), a former intermediate holding company of the Company, is eliminated against the provision for bad and doubtful debts. The said amount was received during the year from the liquidators of CNMG as the first interim dividend to the unsecured creditors of CNMG.

5. FINANCE COSTS

	2003 **HK$'000**	2002 HK$'000
Bank loans and overdrafts		
Wholly repayable within five years	**6,197**	9,450
Not wholly repayable within five years	**–**	126
Loans from minority investors		
Wholly repayable within five years	**224**	40
Finance leases	**21**	25
	6,442	9,641
Less: Borrowing costs capitalised in properties under development (a)	**(1,582)**	(1,938)
	4,860	7,703

(a) *Borrowing costs were capitalised at a rate of 5.31% (2002: rates ranging from 5.04% to 6.44%) per annum.*

6. TAXATION

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2002: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2003 HK$'000	2002 HK$'000
Hong Kong profits tax		
Over-provision in prior years	**(109)**	(338)
Overseas taxation	**157**	1,680
Deferred taxation relating to the reversal/(origination) of temporary differences (see Note 25)	**47**	(979)
Taxation charge	**95**	363

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2003 HK$'000	2002 HK$'000
Loss before taxation	**(37,194)**	(136,225)
Calculated at a taxation rate of 17.5% (2002: 16%)	**(6,509)**	(21,796)
Effect of different taxation rates in other countries	**3,507**	3,224
Income not subject to taxation	**(38,303)**	(26,454)
Expenses not deductible for taxation purposes	**32,934**	26,290
Unrecognised tax losses	**8,557**	19,099
Increase in net deferred tax assets arising from an increase in taxation rate	**(91)**	–
Taxation charge	**95**	363

7. LOSS ATTRIBUTABLE TO SHAREHOLDERS

Consolidated loss attributable to shareholders includes a profit of approximately HK$1,567,000 (2002: loss of HK$95,633,000) which has been dealt with in the accounts of the Company.

8. DIVIDENDS

The Directors do not recommend the payment of a dividend for the year ended 31 December 2003 (2002: Nil).

9. LOSS PER SHARE

Basic loss per share is calculated based on the consolidated loss attributable to ordinary shareholders of approximately HK$35,739,000 (2002: HK$136,854,000) and the weighted average number of 772,181,783 shares (2002: 772,181,783 shares) in issue during the year.

No diluted loss per share is presented as there were no dilutive potential shares in existence during the year.

10. STAFF COSTS

	2003 **HK$'000**	2002 HK$'000
Excluding Directors' remuneration:		
Wages	**35,346**	51,896
Unutilised annual leave	**296**	1,470
(Write-back of)/provision for long service payment	**(322)**	2,355
Pension costs – defined contribution plans	**1,527**	1,338
	36,847	57,059

11. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

(a) Directors' emoluments

The aggregate amount of emoluments payable to Directors of the Company during the year are as follows:

	2003 HK$'000	2002 HK$'000
Executive Directors		
Fees	**–**	200
Salaries and allowances	**5,314**	5,639
Pension scheme contributions	**60**	20
Independent Non-executive Directors		
Fees	**910**	1,107
	6,284	6,966

During the year, no emoluments were paid by the Group to the Directors as an inducement to join or as compensation for loss of office.

An analysis of the emoluments of the Directors by number of Directors and emoluments range is as follows:

	2003	2002
Nil to HK$1,000,000	**7**	6
HK$1,000,001 – HK$1,500,000	**2**	–
HK$1,500,001 – HK$2,000,000	**–**	1
HK$2,000,001 – HK$2,500,000	**1**	1
	10	8

No Directors have waived their emoluments in respect of their services to the Group for the year (2002: Nil).

11. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS (cont'd)

(b) Five highest-paid individuals

The five highest-paid individuals included three (2002: two) Executive Directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other two (2002: three) individuals are as follows:

	2003 HK$'000	2002 HK$'000
Salaries and allowances	**2,964**	5,560
Pension scheme contributions	**214**	321
	3,178	5,881

The range of the emoluments of the other two (2002: three) highest-paid individuals is as follows:

	2003	2002
Nil to HK$1,000,000	**–**	–
HK$1,000,001 – HK$1,500,000	**–**	1
HK$1,500,001 – HK$2,000,000	**2**	1
HK$2,000,001 – HK$2,500,000	**–**	–
HK$2,500,001 – HK$3,000,000	**–**	–
HK$3,000,001 or above	**–**	1
	2	3

During the year, no emoluments were paid by the Group to the five highest-paid individuals as an inducement to join or as compensation for loss of office.

12. FIXED ASSETS

(a) The Group's movements in fixed assets during the year are as follows:

	Investment properties HK$'000	Land and buildings HK$'000	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation							
At 1 January 2003	214,760	24,122	11,201	15,687	17,632	7,405	290,807
Additions	-	-	713	405	534	420	2,072
Revaluation deficit	(8,250)	-	-	-	-	-	(8,250)
Effect on deconsolidation of subsidiaries (see Note 29(b))	-	(10,773)	(2,545)	(5,097)	(6,569)	(1,890)	(26,874)
Disposals	-	(2,364)	(35)	(39)	(286)	(79)	(2,803)
At 31 December 2003	206,510	10,985	9,334	10,956	11,311	5,856	254,952
Analysis of cost or valuation is as follows:							
At cost	-	10,985	9,334	10,956	11,311	5,856	48,442
At professional valuation – 2003	206,510	-	-	-	-	-	206,510
	206,510	10,985	9,334	10,956	11,311	5,856	254,952

12. FIXED ASSETS (cont'd)

(a) (cont'd)

	Investment properties HK$'000	Land and buildings HK$'000	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Accumulated depreciation and impairment losses							
At 1 January 2003	-	11,068	9,224	12,802	15,837	6,124	55,055
Charge for the year	-	**149**	**1,385**	**829**	**571**	**562**	**3,496**
Write-down for impairment loss	-	**1,072**	**79**	-	**131**	-	**1,282**
Effect on deconsolidation of subsidiaries (see Note 29(b))	-	**(7,397)**	**(2,545)**	**(5,097)**	**(6,569)**	**(1,890)**	**(23,498)**
Disposals	-	**(1,627)**	**(35)**	**(4)**	**(182)**	**(14)**	**(1,862)**
At 31 December 2003	-	**3,265**	**8,108**	**8,530**	**9,788**	**4,782**	**34,473**
Net book value							
At 31 December 2003	**206,510**	**7,720**	**1,226**	**2,426**	**1,523**	**1,074**	**220,479**
At 31 December 2002	214,760	13,054	1,977	2,885	1,795	1,281	235,752

12. FIXED ASSETS (cont'd)

(b) The carrying amounts of investment properties and land and buildings are analysed as follows:

	Investment properties		Land and buildings	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
In Hong Kong				
Long-term leases (over 50 years)	**202,930**	210,900	**2,970**	3,530
Medium-term leases (10-50 years)	**–**	–	**–**	4,172
In the PRC				
Long-term leases (over 50 years)	**3,580**	3,860	**–**	–
Medium-term leases (10-50 years)	**–**	–	**4,750**	5,352
	206,510	214,760	**7,720**	13,054

(c) The investment properties were revalued at 31 December 2003 by independent firms of surveyors, FPDSavills (Hong Kong) Limited and Dudley Surveyors Limited, on an open market value basis. Revaluation deficit of approximately HK$8,250,000 (2002: HK$27,378,000) has been charged to the profit and loss account.

(d) An investment property with carrying amount of approximately HK$195,000,000 (2002: HK$206,422,000) is mortgaged as collateral for the Group's banking facilities (see Note 30).

13. INVESTMENTS IN SUBSIDIARIES

	Company	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	**695,296**	695,296
Less: Provision for impairment in value	**(695,296)**	(695,296)
	–	–
Loans to subsidiaries (a)	**49,725**	100,141
Less: Provision for loans to subsidiaries	**(45,726)**	(99,802)
	3,999	339
Amounts due from subsidiaries (b)	**917,145**	931,941
Less: Provision for amounts due from subsidiaries	**(514,456)**	(512,055)
	402,689	419,886
	406,688	420,225

(a) Included in the loans to subsidiaries is a loan to a subsidiary of approximately HK$2,587,000 (2002: HK$3,627,000) which is non-interest bearing. The remaining balances bear interest at commercial lending rates. All balances are unsecured and repayable on demand.

(b) The amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand.

13. **INVESTMENTS IN SUBSIDIARIES** (cont'd)

(c) The following is a list of the principal subsidiaries at 31 December 2003:

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity: Group's effective holding	Percentage of equity: Directly held by the Company	Percentage of equity: Indirectly held by the Company	Principal activities
Best Pearl Development Limited	Hong Kong	1,000 shares of HK$1 each	100	–	100	Property investment
Brena Company Limited	Hong Kong	500,000 shares of HK$1 each	100	–	100	Provision of management services
Bright Circle Limited	Hong Kong	10,000 shares of HK$1 each	100	–	100	Property investment
Dongguan Bridgman Fire Doors Limited (ii)	PRC	RMB12,062,711	52	–	52	Manufacturing of fire doors
Eastrend (Hong Kong) Limited	Hong Kong	2 shares of HK$1 each	100	–	100	Property investment
Enful Engineering Limited	Hong Kong/ Hong Kong and PRC	100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	52	–	52	Selling and installation of fire proof materials and products
Enful Holdings Limited	British Virgin Islands/Hong Kong and PRC	10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	52	–	52	Investment holding

13. INVESTMENTS IN SUBSIDIARIES (cont'd)

(c) (cont'd)

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity: Group's effective holding	Percentage of equity: Directly held by the Company	Percentage of equity: Indirectly held by the Company	Principal activities
Fantasia Venture Limited	British Virgin Islands/PRC	1 share of US$1	100	–	100	Investment holding
Full Pacific Limited	Hong Kong	2 shares of HK$1 each	100	–	100	Property investment
Geraldine Profits Limited	British Virgin Islands/Hong Kong	1 share of US$1	100	–	100	Securities trading
Great Way Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	100	–	100	Property investment
Jaeger Development Limited	British Virgin Islands	1 share of US$1	100	–	100	Investment holding
Jaeger Oil & Chemical Company Limited	Hong Kong	10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	100	–	100	Manufacturing and trading of lubricant oil and chemical products
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/Hong Kong and PRC	100 shares of US$1 each	100	–	100	Investment holding

13. INVESTMENTS IN SUBSIDIARIES (cont'd)

(c) (cont'd)

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Jaeger Trading (Overseas) Limited	Island of Nevis	2 shares of IR£1 each	100	–	100	Provision of agency and consultancy services
Karman Industries Limited	Hong Kong	1,000 shares of HK$1 each	100	–	100	Securities trading
King Life Development Limited	Hong Kong	1,000 shares of HK$1 each	100	–	100	Provision of financing for other group companies
Linkcheer Limited	Hong Kong	2 shares of HK$1 each	100	–	100	Property investment
ONFEM Company Limited	Hong Kong	2 shares of HK$1 each	100	–	100	Investment holding
ONFEM Finance Limited	British Virgin Islands/Hong Kong	1,000 shares of US$1 each	100	100	–	Provision of financing for other group companies
ONFEM Investments Limited	British Virgin Islands/Hong Kong	100 shares of US$10 each	100	100	–	Investment holding
Pedviking Pty. Limited	Australia	250 shares of A$1 each	100	–	100	Property development

13. INVESTMENTS IN SUBSIDIARIES (cont'd)

(c) (cont'd)

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity: Group's effective holding	Percentage of equity: Directly held by the Company	Percentage of equity: Indirectly held by the Company	Principal activities
Polycrown Construction Engineering Limited (iii)	PRC	US$5,000,000	51	–	51	Electrical and mechanical engineering works
Polycrown Engineering (Holdings) Limited	British Virgin Islands/Hong Kong and PRC	100 shares of US$1 each	51	–	51	Investment holding
Polycrown Engineering Limited	Hong Kong	1,000,000 shares of HK$0.01 each and 1,000,000 non-voting deferred shares of HK$1 each	51	–	51	Electrical and mechanical engineering works
Polycrown International Engineering Limited Inc.	Republic of Panama	500 shares	51	–	51	Trading, marketing and design
Rich Reward Limited	Samoa/Norway	1 share of US$1	100	–	100	Investment holding
Tinnex Management Limited	Hong Kong	2 shares of HK$1 each	100	–	100	Property management
Top Gain Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	100	–	100	Property investment

13. INVESTMENTS IN SUBSIDIARIES (cont'd)

(c) (cont'd)

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity: Group's effective holding	Percentage of equity: Directly held by the Company	Percentage of equity: Indirectly held by the Company	Principal activities
Virtyre Limited	Hong Kong	2 shares of HK$10 each	100	–	100	Property investment
Wellstep Management Limited	British Virgin Islands/Hong Kong	30,000 shares of US$1 each	52	–	52	Investment holding
Wilson Murray Far East Limited	Hong Kong	100 shares of HK$10 each	100	–	100	Securities trading
Zhuhai (Oriental) Blue Horrison Properties Company Limited (iv)	PRC	RMB44,000,000	80	–	80	Property development

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31 December 2003.

(ii) Dongguan Bridgman Fire Doors Limited ("**Dongguan Bridgman**") is a Sino-foreign equity joint venture established in the PRC with an operating period of 12 years extending to 2005, of which Bridgman Fire Doors (H.K.) Limited, a 52% subsidiary of the Company, is a joint venture partner. Pursuant to the terms as stipulated in the joint venture agreement, the Chinese joint venture partner is entitled to a fixed annual guaranteed distribution of RMB60,000. Bridgman Fire Doors (H.K.) Limited is entitled to share all the profits/losses of Dongguan Bridgman after deducting the distribution to the Chinese joint venture partner.

(iii) Polycrown Construction Engineering Limited ("**Polycrown Construction**") is a Sino-foreign equity joint venture established in the PRC with an operating period of 30 years extending to 2027, of which Polycrown Engineering Limited, a 51% subsidiary of the Company, is a joint venture partner. Pursuant to the terms as stipulated in the joint venture agreement, the Chinese joint venture partner is entitled to a fixed annual guaranteed distribution of RMB300,000. Polycrown Engineering Limited is entitled to share all the profits/ losses of Polycrown Construction after deducting the distribution to the Chinese joint venture partner.

(iv) Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**") is a Sino-foreign equity joint venture established in the PRC with an operating period of 8 years extending to 2007 (see Note 36).

(d) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

14. NON-TRADING SECURITIES

	Group	
	2003	2002
	HK$'000	HK$'000
Equity securities:		
Listed in Hong Kong, at fair value	**28,440**	16,560
Unlisted, at cost (a)	**243,600**	243,600
Less: Provision for impairment in value	**(243,600)**	(243,600)
	–	–
	28,440	16,560
Quoted market value of listed securities	**28,440**	16,560

(a) As at 31 December 2003, the Group held approximately 15.3% (2002: 15.3%) of the common stock of Greater Beijing Region Expressways Limited ("**GBRE**"), a company incorporated in the British Virgin Islands. Pursuant to a winding up order issued by the High Court of the Hong Kong Special Administrative Region ("**HKSAR**") against Greater Beijing First Expressways Limited ("**GBFE**"), a key principal subsidiary of GBRE, on 12 June 2000, all the financial information of GBFE was withheld by the liquidator. A full provision on the original investment cost of GBRE of approximately HK$243,600,000 was made accordingly.

15. OTHER ASSETS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Transferrable debentures	**1,312**	1,492	**1,312**	1,492
Others	**426**	834	**–**	–
	1,738	2,326	**1,312**	1,492

16. INVENTORIES

	Group 2003 HK$'000	Group 2002 HK$'000
Manufacturing and trading stocks (a)		
Raw materials	**5,212**	7,007
Work in progress	**231**	1,052
Finished goods	**10,601**	9,529
	16,044	17,588
Less: Provision for inventory obsolescence	**(8,465)**	(6,842)
	7,579	10,746
Properties under development – located in the PRC (b)	**222,172**	215,772
Less: Provision for net realisable value	**(11,276)**	–
	210,896	215,772
Properties held for sale	**–**	2,709
Machinery held for sale	**–**	4,713
Less: Provision for net realisable value	**–**	(4,213)
	–	500
	218,475	229,727

(a) Certain inventories are held under trust receipt loan arrangements (see Note 30).

(b) Properties under development are expected to be recovered after one year. All of the other inventories are expected to be recovered within one year.

17. AMOUNTS DUE FROM/TO MINORITY INVESTORS

The balances with the minority investors are unsecured, non-interest bearing and have no fixed repayment terms.

18. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade and contract receivables, net (a)	**32,094**	70,986	**–**	–
Retention receivables (see Note 19)	**3,883**	18,313	**–**	–
Deposits	**1,529**	7,820	**910**	6,335
Prepayments	**1,002**	1,260	**462**	221
Others	**9,884**	4,833	**6,450**	484
	48,392	103,212	**7,822**	7,040

(a) The aging analysis of trade and contract receivables is as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
0 – 30 days	**28,233**	44,804
31 – 60 days	**5,715**	12,435
61 – 90 days	**5,559**	5,045
Over 90 days	**47,083**	94,862
	86,590	157,146
Less: Provision for bad and doubtful debts	**(54,496)**	(86,160)
	32,094	70,986

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

19. CONSTRUCTION CONTRACTS IN PROGRESS

	Group	
	2003	2002
	HK$'000	HK$'000
Contract costs incurred plus attributable profits less foreseeable losses to date	**609,171**	1,211,952
Less: Progress billings to date	**(622,273)**	(1,226,244)
	(13,102)	(14,292)
Included in current assets/(liabilities) under the following captions:		
Gross amounts due from customers for contract work	**3,261**	13,055
Gross amounts due to customers for contract work	**(16,363)**	(27,347)
	(13,102)	(14,292)

As at 31 December 2003, retentions held by customers for contract work included in non-current retention receivables and trade and other receivables of the Group under Note 18 amounted to approximately HK$607,000 (2002: HK$3,488,000) and HK$3,883,000 (2002: HK$18,313,000), respectively.

20. TRADING SECURITIES

	Group	
	2003	2002
	HK$'000	HK$'000
At fair value:		
Equity securities listed in Hong Kong	**2,142**	7,738
Equity securities listed overseas	**–**	12,905
	2,142	20,643
Quoted market value of listed securities	**2,142**	20,643

21. CASH AND BANK DEPOSITS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Deposits with banks (a)	**199,126**	210,514	**176,032**	168,320
Cash on hand	**162**	126	**–**	–
	199,288	210,640	**176,032**	168,320

(a) As at 31 December 2002, included in deposits with banks was a net amount of approximately HK$7,017,000, which represented the sum of principal and interest of a bank deposit net of a provision of HK$4,700,000 for the irrecoverable portion, being frozen by a bank (the "**Bank**") due to a dispute with the Bank. On 14 August 2003, a deed of compromise was entered into between the Company and the Bank to settle the dispute and such net amount was subsequently released by the Bank to the Company on 22 August 2003.

22. TRADE AND OTHER PAYABLES

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade, bills and contract payables (a)	**76,796**	121,181	**3,326**	85
Retention payables	**1,840**	7,590	**–**	–
Accruals and payable for construction costs	**28,756**	33,061	**3,924**	3,355
Provisions (b)	**17,176**	7,028	**50,078**	96,817
Temporary receipts	**165**	5,016	**–**	–
Rental deposits received	**1,131**	1,557	**–**	–
Others	**10,001**	15,277	**–**	–
	135,865	190,710	**57,328**	100,257

22. TRADE AND OTHER PAYABLES (cont'd)

(a) The aging analysis of trade, bills and contract payables is as follows:

	Group 2003 HK$'000	2002 HK$'000
0 – 30 days	**6,894**	28,893
31 – 60 days	**1,394**	2,085
61 – 90 days	**1,124**	2,182
Over 90 days	**67,384**	88,021
	76,796	121,181

(b) Provisions

	Provision for a bank guarantee HK$'000	Group Provision in respect of contract work HK$'000	Total HK$'000
At 1 January 2003	–	7,028	7,028
Addition	**10,148**	**–**	**10,148**
At 31 December 2003	**10,148**	**7,028**	**17,176**

Provision for a bank guarantee related to a guarantee in respect of banking facilities extended to a subsidiary which was deconsolidated during the year (see Note 29(b)).

22. TRADE AND OTHER PAYABLES (cont'd)

(b) Provisions (cont'd)

Provision in respect of contract work represents claims served against the Group by subcontractors and other third parties in respect of certain contract work.

	Company Provision for bank guarantees HK$'000
At 1 January 2003	96,817
Additions	**9,358**
Less: Amounts paid	**(56,097)**
At 31 December 2003	**50,078**

The amount represents provisions made for guarantees provided by the Company to various banks in respect of banking facilities extended to certain existing subsidiaries and a subsidiary which was deconsolidated during the year (see Note 29(b)).

23. SHORT-TERM BORROWINGS

	Group	
	2003 **HK$'000**	2002 HK$'000
Bank overdrafts, secured	**37,041**	67,444
Trust receipt bank loans, secured	**3,253**	26,024
Bank loans, secured	**26,455**	26,526
Current portion of long-term borrowings (see Note 24)	**28**	11,050
Loan from a minority investor (a)	**4,527**	3,320
	71,304	134,364

(a) The balance is unsecured, bearing interest at 5.31% per annum and is repayable in next year.

24. LONG-TERM BORROWINGS

	Group 2003 HK$'000	2002 HK$'000
Bank loans, secured	**–**	10,881
Obligations under finance leases (a)	**28**	227
	28	11,108
Current portion of long-term borrowings (see Note 23)	**(28)**	(11,050)
	–	58

The analysis of the Group's long-term borrowings is as follows:

	2003 HK$'000	2002 HK$'000
Bank loans		
Wholly repayable within one year	**–**	10,881
Obligations under finance leases		
Wholly repayable within five years	**28**	227
	28	11,108

24. LONG-TERM BORROWINGS (cont'd)

(a) At 31 December 2003, the Group's finance lease liabilities were repayable as follows:

	2003 HK$'000	2002 HK$'000
Within one year	**35**	192
In the second to fifth years	**–**	64
	35	256
Future finance charges on finance leases	**(7)**	(29)
Present value of finance lease liabilities	**28**	227
The analysis of the present value of finance lease liabilities is as follows:		
Within one year	**28**	169
In the second to fifth years	**–**	58
	28	227

25. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

The movement on the deferred tax assets in respect of tax losses during the year is as follows:

	Group	
	2003 HK$'000	2002 HK$'000
At 1 January	**979**	–
Deferred taxation (charged)/credited to the profit and loss account (see Note 6)	**(47)**	979
At 31 December	**932**	979

25. DEFERRED TAXATION (cont'd)

Deferred income tax assets are recognised for tax loss carried forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31 December 2003, the Group had unrecognised tax losses in Hong Kong of approximately HK$359,717,000 (2002: HK$450,397,000) to carry forward against future taxable income; these tax losses have no expiry date. In addition, the Group had unrecognised tax losses in the PRC of approximately HK$16,489,000 as at 31 December 2003 (2002: HK$10,323,000); these tax losses will expire within 5 years.

26. SHARE CAPITAL

	2003		2002	
	No. of Shares '000	**Amount HK$'000**	No. of Shares '000	Amount HK$'000
Authorised:				
Ordinary shares of HK$0.1 each	2,000,000	200,000	2,000,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.1 each	772,182	77,218	772,182	77,218

(a) Share options

On 29 May 2003, the Company adopted a new share option scheme ("**New Scheme**"). No options have been granted under the New Scheme during the period from the date of its adoption to 31 December 2003. On the same day, the old share option scheme adopted by the Company on 30 September 1993 ("**Old Scheme**") was terminated. There were no outstanding options granted under the New Scheme and the Old Scheme as at 31 December 2003 and 31 December 2002.

1. *Purpose of the New Scheme*

To recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group whether in the past or in the future

2. *Participants of the New Scheme*

Any directors or any employees of any company of the Group and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors consider, in their sole discretion, has contributed or will contribute or can contribute to the Group

26. SHARE CAPITAL (cont'd)

(a) Share options (cont'd)

3. *Maximum number of shares*

The maximum number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time

4. *The period within which the shares must be taken up under an option*

The Directors may in their absolute discretion determine the period during which an option may be exercised and notify each grantee, save that such period shall not be later than 10 years from the date on which the Directors make an offer of the option subject to the provisions for early termination thereof

5. *The minimum period for which an option must be held before it can be exercised*

Not applicable

6. *Time of acceptance and the amount payable on acceptance of the option*

The offer of an option made in accordance with the New Scheme may be accepted within 28 business days from the date of the offer and the amount payable on acceptance of the option is HK$10

7. *The basis of determining the subscription price*

The subscription price shall be determined by the Directors at the time of grant of the relevant option and shall not be less than the highest of:

(i) the closing price per share of the Company as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") on the date of the grant of the relevant option;

(ii) the amount equivalent to the average closing price per share of the Company as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of the grant of the relevant option; and

(iii) the nominal value of a share of the Company

26. SHARE CAPITAL (cont'd)

(a) Share options (cont'd)

8. *The remaining life of the New Scheme*

The New Scheme was adopted on 29 May 2003 and will remain in force for a period of 10 years from the date of adoption

27. RESERVES

(a) Group

Movements in the reserves during the year are as follows:

	Share premium	Contributed surplus	Capital redemption reserve	Investment revaluation reserve	Accumulated losses	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2002	409,738	601,415	769	–	(453,021)	558,901
Exchange differences on translation of the accounts of foreign subsidiaries	–	–	–	–	153	153
Deficit on revaluation of non-trading securities	–	–	–	(360)	–	(360)
Loss for the year	–	–	–	–	(136,854)	(136,854)
At 31 December 2002	409,738	601,415	769	(360)	(589,722)	421,840
Exchange differences on translation of the accounts of foreign subsidiaries	**–**	**–**	**–**	**–**	**(492)**	**(492)**
Surplus on revaluation of non-trading securities	**–**	**–**	**–**	**11,880**	**–**	**11,880**
Loss for the year	**–**	**–**	**–**	**–**	**(35,739)**	**(35,739)**
At 31 December 2003	**409,738**	**601,415**	**769**	**11,520**	**(625,953)**	**397,489**

27. RESERVES (cont'd)

(b) Company

Movements in the reserves during the year are as follows:

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2002	409,738	575,220	769	(409,257)	576,470
Loss for the year	–	–	–	(95,633)	(95,633)
At 31 December 2002	409,738	575,220	769	(504,890)	480,837
Profit for the year	**–**	**–**	**–**	**1,567**	**1,567**
At 31 December 2003	**409,738**	**575,220**	**769**	**(503,323)**	**482,404**

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19 November 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) At 31 December 2003, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$72,666,000 (2002: HK$71,099,000).

28. PENSION OBLIGATIONS

The Group participates in a defined contribution pension scheme and a Mandatory Provident Fund (the "**MPF**") for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees (the "**Employees**") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the employees' monthly salary. Employees under the defined contribution scheme is entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 30% and 90% after completing three to nine years of service from the date of joining the Group.

With the introduction of the MPF, a defined contribution scheme managed by independent trustees, by the Government of the HKSAR on 1 December 2000, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contribution under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment) is also immediately vested in the employees.

The Group's contributions are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Forfeited contributions totalling approximately HK$302,000 (2002: HK$519,000) were utilised during the year and there were no unutilised forfeited contributions available as at 31 December 2003.

As stipulated by rules and regulations in the PRC, the Group contributes to a state-sponsored retirement plan for its employees in the PRC as determined by the local government, which is a defined contribution plan. The Group is required to contribute to the plan at a rate ranging from 5% to 22.5% of the basic salary of the PRC employees in addition to contributions by employees at a rate ranging from 5% to 7% of the basic salary as specified by the local government, and the Group has no further obligations for the actual payment of the pensions or post-retirement benefits beyond the annual contributions.

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of loss before taxation to net cash generated from operations

	Note	**2003 HK$'000**	2002 HK$'000
Loss before taxation		**(37,194)**	(136,225)
Interest income		**(4,090)**	(6,041)
Interest expense		**4,860**	7,703
Depreciation		**3,496**	4,846
Loss on revaluation of investment properties		**8,250**	27,378
Impairment loss of fixed assets		**1,282**	9,394
Loss/(gain) on disposal of fixed assets		**108**	(959)
Gain on deconsolidation of subsidiaries	29(b)	**(38,747)**	–
Dividend income from listed investments		**(788)**	(1,058)
Provision for impairment in value of other assets		**525**	–
Provision for properties under development		**11,276**	–
Provision for inventory obsolescence and net realisable value		**1,878**	1,171
Provision for bad and doubtful debts		**2,000**	7,031
Provision for gross amounts due from customers for contract work		**1,573**	347
Realised gain on disposal of trading securities		**(5,474)**	(354)
Unrealised gain on revaluation of trading securities		**(347)**	(1,319)
Operating loss before working capital changes		**(51,392)**	(88,086)
Decrease/(increase) in retention receivables, non-current portion		**2,881**	(3,488)
Decrease/(increase) in other assets		**63**	(53)
(Increase)/decrease in inventories		**(3,029)**	20,695
Decrease/(increase) in amounts due from fellow subsidiaries		**79**	(39)
Decrease in amounts due from minority investors		**–**	5,478
Decrease in trade and other receivables		**42,969**	40,220
Decrease in gross amounts due from/to customers for contract work, net		**1,626**	15,608
Decrease in pledged deposits		**35,936**	30,994
Decrease in frozen deposits		**7,017**	28,983
Decrease in amount due to intermediate holding company		**(3)**	(3)
Increase in amounts due to minority investors		**2,640**	589
Decrease in trade and other payables		**(6,045)**	(34,289)
(Decrease)/increase in other liabilities		**(554)**	638
Exchange adjustments		**(748)**	3
Cash generated from operations		**31,440**	17,250

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(b) Deconsolidation of subsidiaries

	Note	2003 HK$'000
Net liabilities at the date of deconsolidation		
Fixed assets		3,376
Properties held for sale		2,709
Trade and other receivables		9,851
Amounts due from minority investors		1,861
Pledged deposits		12,458
Cash and bank deposits		3,492
Amounts due to minority investors		(5,075)
Trade and other payables		(58,888)
Gross amounts due to customers for contract work		(4,389)
Taxation payable		(1,738)
Dividend payable		(1,836)
Short-term bank loans	29(d)	(10,754)
Bank overdrafts		(11,801)
		(60,734)
Provision for bank guarantees	22(b)	10,148
Settlement of liabilities for deconsolidated subsidiaries	29(c)	11,839
Gain on deconsolidation of subsidiaries	29(a)	(38,747)

On 8 September 2003, an adjourned hearing was held at the High Court of the HKSAR (the "**Court**") and winding-up orders against Condo Curtain Wall Company Limited ("**CCW**") and Condo Engineering (China) Limited ("**CEC**"), both being 52%-owned subsidiaries of the Company, were made by the Court on the same date. Accordingly, the Company has not included CCW and CEC and their subsidiaries in its consolidated results since 8 September 2003, the date the orders came into force.

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(b) Deconsolidation of subsidiaries (cont'd)

During the year, the Group settled certain bank borrowings totaling approximately HK$57,672,000 on behalf of CCW and CEC, of which HK$11,839,000 was settled subsequent to 8 September 2003. Such amounts were previously secured by certain assets of the Group. The Group made a further provision of approximately HK$10,148,000 for the amount of guarantee provided in respect of banking facilities extended to a deconsolidated subsidiary (see Note 22(b)).

The consolidated turnover and the net loss attributable to shareholders of the Group contributed by the subsidiaries deconsolidated for the year ended 31 December 2003 amounted to HK$10,586,000 and HK$7,881,000, respectively (2002: HK$11,114,000 and HK$43,640,000 respectively).

(c) Analysis of net outflow of cash and bank deposits in respect of the deconsolidation of subsidiaries

	Note	**2003** **HK$'000**
Settlement of liabilities for deconsolidated subsidiaries	29(b)	**(11,839)**
Cash and cash equivalents deconsolidated		**8,309**
Net cash used		**(3,530)**

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(d) Analysis of changes in financing during the year

	Short-term and long-term borrowings(i) HK$'000
At 1 January 2002	100,196
New borrowings	3,416
Repayment of borrowings	(61,002)
Transfer to amounts due to minority investors	(1,656)
At 31 December 2002	40,954
New borrowings	**3,600**
Repayment of finance lease obligations	**(199)**
Transfer from amounts due to minority investors	**950**
Exchange differences	**(288)**
Deconsolidation of subsidiaries (see Note 29(b))	**(10,754)**
At 31 December 2003	**34,263**

(i) *As at 31 December 2003, short-term and long-term borrowings above exclude bank overdrafts.*

(e) Cash and cash equivalents

	2003 **HK$'000**	2002 HK$'000
Cash and bank deposits (excluding frozen deposits)	**199,288**	203,623
Bank overdrafts, secured	**(37,041)**	(67,444)
Trust receipt bank loans, secured	**–**	(26,024)
	162,247	110,155

30. BANKING FACILITIES

The Group's aggregate banking facilities as at 31 December 2003 were approximately HK$81,256,000 (2002: HK$163,823,000), of which the unused facilities as at the same date amounted to approximately HK$13,146,000 (2002: HK$9,251,000). Securities for the facilities include:

(a) fixed deposits of the Group of approximately HK$53,210,000 (2002: HK$101,604,000) and of the Company of approximately HK$25,096,000 (2002: HK$56,574,000);

(b) an investment property with carrying amount of approximately HK$195,000,000 (2002: HK$206,422,000);

(c) certain of the Group's inventories held under trust receipt loan arrangements; and

(d) corporate guarantees given by the Company and certain of its subsidiaries.

31. COMMITMENTS

(a) Capital commitments of the Group outstanding at 31 December 2003 were as follows:

	2003 **HK$'000**	2002 HK$'000
Contracted but not provided for		
– properties under development	**145,814**	142,385

At 31 December 2003, the Company did not have any outstanding capital commitments (2002: Nil).

(b) At 31 December 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2003 **HK$'000**	2002 HK$'000
Total future minimum lease payments payable:		
Within one year	**2,823**	3,182
After one year but within five years	**3,299**	6,149
After five years	**3,772**	4,587
	9,894	13,918

At 31 December 2003, the Company did not have any operating lease commitments (2002: Nil).

31. COMMITMENTS (cont'd)

(c) The Group leases out investment properties under operating leases which generally run for a period of one to five years. None of the leases includes contingent rentals.

At 31 December 2003, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2003 **HK$'000**	2002 HK$'000
Not later than one year	**9,621**	10,043
Later than one year and not later than five years	**8,828**	8,786
	18,449	18,829

At 31 December 2003, the Company did not have any outstanding commitments for lease receipts (2002: Nil).

32. CONTINGENT LIABILITIES

At 31 December 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank under a performance bond issued by the bank in respect of a construction contract of the Group, which amounted to approximately HK$1,356,000 (2002: HK$15,840,000).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain existing subsidiaries amounted to approximately HK$54,900,000 (2002: HK$106,900,000). As at 31 December 2003, the Company had a total provision of approximately HK$39,930,000 (2002: HK$96,817,000) in respect of such corporate guarantees in the Company's accounts (see Note 22(b)).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

33. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The Group had the following material transactions with a related party, which were carried out on normal commercial terms and in the ordinary and normal course of business of the Group:

	2003 HK$'000	2002 HK$'000
Sharing of administrative costs by intermediate holding company	–	626
Rental expenses paid to a fellow subsidiary	**857**	–

(b) The amount due from a fellow subsidiary is unsecured, non-interest bearing and has no fixed repayment terms.

34. LOANS TO SUBSIDIARIES

	Company	
	2003 HK$'000	2002 HK$'000
Loans to subsidiaries	**2,544**	18,489
Less: Provision for loans to subsidiaries	**(2,544)**	(13,823)
	–	4,666

The loans to subsidiaries are unsecured, bear interest at commercial lending rates and will become repayable in next year.

35. ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company to be China National Metals and Minerals Import and Export Corporation, a company incorporated in the PRC, which changed its name to China Minmetals Corporation on 18 January 2004.

36. SUBSEQUENT EVENTS

On 8 January 2004, a wholly owned subsidiary of the Company entered into an agreement for the purchase of the remaining 20% equity interest in ZOBHP (see Note 13(c)(iv)) for a consideration of approximately RMB12,859,000 (equivalent to approximately HK$11,895,000). The consideration of the acquisition was paid in full and ZOBHP has become a wholly owned subsidiary of the Company since 20 February 2004.

37. APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 19 April 2004.

1. MAJOR PROPERTIES HELD FOR INVESTMENT

Location	Existing use	Lease term
ONFEM Tower, 29 Wyndham Street, Central, Hong Kong Inland Lot No. 1005	Commercial	Long
Flats A and B on Level 8 of Yi Cui Court, Crest Villa, Zhang Yang Road, Pu Dong, Shanghai, the PRC	Residential	Long
Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong	Residential	Long
Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong	Residential	Long
Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong	Residential	Long

2. MAJOR PROPERTY UNDER DEVELOPMENT

Location	Stage of completion	Expected completion date	Intended use	Site area/gross floor area (square metre)	The Group's interest
At the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	Substructure completed	December 2005	Residential and commercial	16,454/91,096	80% as at 31 December 2003 (increased to 100% as at 20 February 2004)

	2003 HK$'000	2002 HK$'000	2001 HK$'000	2000 HK$'000	1999 HK$'000
Turnover	**160,941**	332,168	315,580	470,641	1,130,877
Operating (loss)/profit	**(32,334)**	(128,522)	(374,072)	22,810	146,067
Finance costs	**(4,860)**	(7,703)	(8,731)	(14,505)	(44,032)
(Loss)/profit before taxation	**(37,194)**	(136,225)	(382,803)	8,305	102,035
Taxation	**(95)**	(363)	(13,944)	(2,391)	(32,481)
Minority interests	**1,550**	(266)	23,013	5,611	(43,721)
(Loss)/profit attributable to shareholders	**(35,739)**	(136,854)	(373,734)	11,525	25,833
Assets and liabilities					
Non-current assets	**252,196**	259,105	315,494	483,099	477,199
Net current assets	**259,698**	280,249	362,599	610,791	680,032
Total assets less current liabilities	**511,894**	539,354	678,093	1,093,890	1,157,231
Non-current liabilities	**(6,409)**	(6,224)	(5,958)	(42,490)	(93,408)
Minority interests	**(30,778)**	(34,072)	(36,016)	(58,684)	(62,838)
	474,707	499,058	636,119	992,716	1,000,985
Share capital	**77,218**	77,218	77,218	77,218	77,218
Reserves	**397,489**	421,840	558,901	915,498	923,767
Shareholders' funds	**474,707**	499,058	636,119	992,716	1,000,985

東方有色集團有限公司*

ONFEM HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)

二零零三年年報

* 僅供識別

目錄

主席

林錫忠

董事總經理

王幸東

董事副總經理

閻西川

執行董事

錢文超
何小麗

獨立非執行董事

譚惠珠
林　濬
馬紹援

公司秘書

蕭天好

核數師

羅兵咸永道會計師事務所

主要往來銀行

香港上海滙豐銀行有限公司

股份過戶登記分處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心19樓
1901-5室

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點

香港九龍
尖沙咀漆咸道南79號
中國五礦大廈18樓
電話：2613 6363
傳真：2581 9823

網址

http://www.onfem.com



總覽

本人欣然宣佈，對東方有色集團有限公司（「**本公司**」）及其附屬公司（「**本集團**」）而言，二零零三年別具意義。本集團在過去的一年經歷了一個重大的轉捩點，也同時邁進了一個新的發展里程。

於二零零三年十月十五日，中國五礦集團公司（原中國五金礦產進出口總公司）（「**中國五礦**」）於香港之主要營運機構—中國五礦香港控股有限公司，透過其全資附屬公司就收購本公司的控制性股權與正在清盤中的中國有色金屬（香港）集團有限公司簽署無條件購買協議，並即時完成收購。中國五礦為一間具有五十多年歷史的大型綜合性企業集團，並且是由國務院國有資產監督管理委員會直接管理之國有重要骨幹企業之一。中國五礦成為本公司的最終控股股東後，將為本集團帶來更明確的發展方向及策略，並為本集團提供強大的後盾。本項收購的完成必將大大提升本集團的整體經營與發展能力。

回顧

回顧二零零三年，上半年因非典型肺炎爆發而導致亞洲區整體經濟疲弱，加上從事建築合約業務的附屬公司進行業務重整，未能承接較大型的工程，引致營業額減少。但本集團透過實施有效的成本控制措施，行政及財務費用總額較上年下降約47,100,000港元，同時更錄得因不合併數間附屬公司之收益約38,700,000港元。此外，隨著物業市場回穩，二零零三年投資物業的重估虧損較上年減少約19,100,000港元，上述有利因素令本集團的淨虧損幅度較上年下降74%，由二零零二年約136,900,000港元縮窄至二零零三年約35,700,000港元。

積架集團自二零零二年走出困境扭虧為盈後，於回顧年度再次錄得盈利。

與此同時，銀豐集團在積極實施成本控制措施，縮減行政開支及精簡架構，在節流的同時加緊追回應收款項，使經營虧損得以大幅減少。但銀豐集團要走出困境，仍需經過艱苦的努力及取決於經營架構的重組能否成功。

瑞和集團屬下的兩間以設計及安裝玻璃幕牆為核心業務的專業建築公司，因未能與少數股東達成協議，已於二零零三年九月八日被香港高等法院頒令清盤，目前已由清盤人接管。

多利加集團亦積極縮減行政開支，節省營運成本及加緊追收應收款項，以降低經營虧損。

位於中國珠海之海天花園已完成地下工程施工。上蓋工程預期將於二零零四年下半年展開，並預期於二零零五年年底基本上完成建築工程。

與此同時，本集團已於回顧年度內開始對旗下非全資附屬公司進行重組整頓，清除不良資產，保留對發展有利的項目和資產，逐步走向穩步發展的軌道。

展望

展望未來，本集團將充分利用香港在金融、法律、資訊科技、管理和人才與及中國五礦之背景等方面的優勢，乘著中國內地經濟持續發展，立足香港，大力於內地拓展經挑選之業務，以房地產發展為主營，專業建築為支柱，高新科技投資為輔，以投資、兼併或收購等適當方式擴大公司經營規模，以進一步增加股東之價值。本集團致力為客戶提供優質產品和服務，同時努力提升屬下不同層面之附屬公司的盈利能力，儘快實現扭虧為盈，提高股東回報。

本集團將致力完善公司管治，增加公司透明度，注重企業發展戰略，招攬優秀的專才，形成良好的公司文化，務求進一步改善本集團之形象。

最後，本人謹對過去為本集團付出貢獻和努力的所有董事、管理層及員工致以衷心的感謝，並藉此機會代表董事會感謝一直鼎力支持本集團的股東。我們將會同心協力，進一步增強本集團現時業務的盈利能力，竭力帶給股東更大的價值及回報。

承董事會命
林錫忠
主席

香港，二零零四年四月十九日



[illegible]先生

業績概覽

回顧年度內，雖然東方有色集團有限公司（「**本公司**」）及其附屬公司（「**本集團**」）的綜合營業額由二零零二年約332,200,000港元下降至二零零三年約160,900,000港元，但本集團透過實施有效的整體性成本控制措施，加強營運及質量管理，積極縮減行政開支，使行政及財務成本總額較上年度下調36%，減少約47,100,000港元，淨虧損也較上年度下降74%，收窄至約35,700,000港元。

目前，本集團主要從事三類業務，分別為製造及貿易、專業建築、房地產發展及租賃。

1. **製造及貿易**

   本集團主要製造及銷售兩大類工業產品，分別為工業潤滑油產品與門類及木製品。回顧年度內之分類外部營業總額約達57,800,000港元，較上年度下跌8%，佔綜合營業額36%；但憑著本集團於年內實施嚴格及有效的減省成本措施，營運效益得以改善，製造及貿易之分類虧損由二零零二年約7,100,000港元，收窄至二零零三年約3,700,000港元。

i) *工業潤滑油產品*

   本集團旗下的附屬公司－積架石油化工集團有限公司及其附屬公司（「**積架**」）從事工業潤滑

油產品生產及分銷業務，於二零零三年的銷售，17%來自香港及東南亞，83%來自中國市場。

伊拉克戰爭使石油價格大幅上升，加上美元匯價下跌之影響，削弱了積架代理的進口潤滑油產品的競爭力，令成本增加；年初非典型肺炎爆發亦使產品銷售一度受阻，令二零零三年營業額較二零零二年度微跌3%。

此外，由於英國「比爾」牌產品之營業額較上年度上升了24%，積架將致力增加此品牌之市場佔有率，充分發揮此品牌的銷售潛力。同時，積架於取得英國「威樂」的代理權後，透過逐步建立完善的分銷渠道，進一步擴大該商品的銷售領域。

本集團亦欣喜積架設立於國內的生產廠房，於二零零三年成功取得瑞士SGS ISO9001國際質量管理體系認証。這將大大加強本集團在高檔金屬加工、壓鑄潤滑油產品市場的競爭力。



展望來年，積架將積極開發華東及西北地區業務，並已計劃在南京及蘇州設立完善之銷售網絡及繼續加強新地區如楊州、鹽城、溫州及嘉善等地的分銷商網絡。同時，亦將在華中再度參加多個展覽會，發掘具實力之分銷商及大型用戶，以擴大客源，並將繼續開發華南之工業用家及消費品市場，在順德、五邑及惠州開設分銷商。

積架將繼續於國內籌辦分銷商產品研討會及業務會議，加深分銷商對積架產品及業務運作的了解，增進彼此合作。

積架在年內積極拓展長江三角洲之內銷市場，並鞏固華東及華中區域之分銷網絡。在不斷的努力下，此等地區之業務錄得理想業績，營業額較上年度上升了58%。積架將策略性地在華南地區擴大主要用家市場及建立完善之分銷網絡，並加推中至高檔產品以提高整體銷售毛利。

隨著中國入世，外資公司紛紛於國內開設廠房，對高檔次工業潤滑油的需求將迅速增加，加上進口關稅逐漸下降，進口品牌成本亦隨之下調。為了充分把握此形勢帶來的商機及提高產品競爭力，積架將研究與外國供應商合資於國內設立黏合膠及壓鑄潤滑油產品製造廠，務求降低生產成本，擴大業務範疇，提升整體盈利。

ii) 門類及木製品

本集團旗下附屬公司－銀豐集團有限公司及其附屬公司（「**銀豐**」）之門類及木製品業務於二零零三年之分類外部營業額約為6,800,000港元，較去年下降27%，大部份對外銷售營業額均來自中國內地。而本年度的虧損主要源自對應收款項作出約1,300,000港元及存貨約1,900,000港元之撥備。

上半年非典型肺炎的爆發，使門類市場受到嚴重的打擊，業務亦相對受到了影響。雖然市場競爭激烈，銀豐仍於年內承接了中山長州翠景灣及新世紀華庭木門及防火防盜門的供貨及安裝項目。

管理層於年內已集中資源發展一些有潛力的建材超市零售點，並大力整頓一些銷售情況未臻理想的零售點，以便抓緊市場復甦帶來的商機。銀豐於來年將會更嚴格控制成本，在生產上加強質量管理，以獲取更高利潤。同時，銀豐亦將精簡架構，避免職責重覆，並推行全員目標經營責任制，讓員工薪酬與銀豐的業績掛鉤，共同努力提升盈利。但銀豐要走出困境，仍需經過艱苦的努力及取決於經營架構的重組能否成功。

2. 專業建築

於二零零三年，本集團專業建築業務營業額約達86,100,000港元，較去年下降66%，而對本集團綜合營業額的貢獻亦由上年度的75%，下降至回顧年度的53%。專業建築之分類虧損大幅降低，由二零零二年約91,800,000港元，收窄至二零零三年約38,200,000港元。

i) 銀豐

銀豐的專業建築業務主要在香港地區進行。於二零零三年，銀豐完成了多項建築及環保工程合約，其營業額約為6,000,000港元較上年度下降，然而毛利率主要受惠於銀豐在年內實施了

有效的成本控制而較上年度有所上升，而本年度的虧損則主要來自對應收款項的約3,000,000港元撥備。

銀豐於年內完成的工程包括西鐵天水圍站環保消音項目及雀仔街重建項目。由於本港下半年經濟開始復甦，且多項基建項目如馬鞍山鐵路已開始動工，憑著銀豐在基建項目累積的豐富經驗，來年有望成功投得多項大型項目，提高盈利能力。

*ii) 多利加工程（集團）有限公司及其附屬公司（「**多利加**」）*

於二零零三年，多利加的營業額約為68,100,000港元，其中香港業務佔96%，國內業務佔4%。多利加於年內已積極縮減行政開支，節省營運成本。同時加緊追收應收款項，使經營虧損大幅下調。

多利加於年內順利完成了西鐵支線美孚車站的工程，目前主要進行的工程項目為葵涌九號貨櫃碼頭，預算於二零零五年年中竣工。而其他較小型的機電工程項目則會在二零零四年內相繼完工，但多利加的經營管理狀況仍未真正走出困境。

*iii) 瑞和集團工程有限公司及其附屬公司（「**瑞和**」）*

由於瑞和的兩間附屬公司無法償還債務，本集團於此期間不斷努力嘗試對該等公司進行重組，但因未能與瑞和少數股東達成協議，使重組最終未能成功。

隨著自願債務重組未能成功，該等公司已於二零零三年九月八日被香港高等法院頒令清盤。因此，此兩間公司目前已由清盤人接管。本集團將致力追收此兩間公司所拖欠本集團之款項。

3. 房地產發展及物業租賃

本集團旗下主要的房地產項目－包括中國珠海海天花園項目及供出租之用的香港東方有色大廈。

於二零零三年，本集團在物業租賃方面之營業額約10,800,000港元，較上年度上升3%，而物業租賃業務之分類虧損亦由二零零二年度約19,400,000港元，收窄至二零零三年度約4,700,000港元。由於地產市道於年底有所改善，投資物業的重估虧損因而下降至約為8,300,000港元，比上年度減少70%。

在物業開發業務方面，由於位於澳洲悉尼的住宅發展項目雅景軒尚餘之少數單位已於二零零

二年出售,而中國珠海海天花園亦正處於施工階段中,因此暫未能為本集團帶來收入。

i) *香港中環雲咸街29號東方有色大廈*

二零零三年受非典型肺炎爆發影響,導致首三季經濟疲弱,但於二零零三年十二月三十一日,東方有色大廈仍錄得91%之出租率,租金收益亦較上年度上升。本集團亦對當中包括多間跨國企業的租客質素相當滿意。自二零零三年初聘請了著名物業管理公司為東方有色大廈提供專業的物業管理服務後,大廈質素顯著提高,並獲不少租客垂青。於二零零四年,本集團將進一步致力提升大廈質素,為租客提供更優質之服務。

ii) *中國珠海海天花園*

二零零四年一月,本集團成功收購了由珠海鑫光集團股份有限公司持有的珠海東方海天置業有限公司20%股權,令本集團擁有此項目100%權益。此項目已完成地下工程施工。上蓋工程預期將於二零零四年下半年展開,並於二零零五年年底基本上完成建築工程。

按目前珠海房地產市場需求,本集團已將項目發展重新定位為「珠海新一代頂級海景豪苑」。港珠澳大橋建設計劃即將落實,將縮短珠海、港澳和國內西部間的交通距離,再配合珠海本身具備的優秀自然環境資源和市政府的推動,港澳人士在珠海置業的需求必定增加,近半年來,在珠海新推出的高端房地產物業的售價升幅已超過10%,加上海天花園乃珠海在建物業中少數高端頂級海景樓盤之一,本集團相信在這些有利條件的帶動下,海天花園的推出將大受市場青睞。

展望

展望未來,本集團將以房地產發展為主營,專業建築為支柱,高新科技投資為輔,立足香港、拓展內地核心業務,為客戶提供優質產品和服務,努力提升盈利能力,提高股東回報。

此外,本集團計劃以不同形式的擴展方法如投資、兼併或收購優質項目或優質資產,以擴大公司經營規模,建立優質的資產組合,塑造優質品牌。

流動資金及財務資源

於二零零三年十二月三十一日，本集團之資本與負債比率（指借款總額與資產總值之比率）下降至9.2%（二零零二年：14.3%）。現金及銀行存款於二零零三年十二月三十一日約為199,300,000港元（二零零二年：210,600,000港元）。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零三年十二月三十一日，除來自一般營運之資金、現金及銀行存款外，本集團亦透過銀行借款、融資租賃責任及一名少數投資者所提供之貸款分別約66,700,000港元（二零零二年：130,900,000港元）、100,000港元（二零零二年：200,000港元）及4,500,000港元（二零零二年：3,300,000港元）而獲得財務資源。

於二零零三年十二月三十一日，以人民幣列值之銀行借款約為28,600,000元人民幣（二零零二年：38,600,000元人民幣），餘下之銀行借款乃以港元列值。除了此筆按固定利率計息之人民幣銀行借款外，本集團之所有銀行借款乃按浮動利率計息。

本集團之資本承擔將由銀行借款提供部分資金。

財務風險及管理

本集團對財務風險管理之策略包括資金來源多元化及延長信貸期限。截至二零零三年十二月三十一日止年度，財務成本下降至約4,900,000港元（二零零二年：7,700,000港元）。

本集團於二零零三年十二月三十一日之借款總額約為71,300,000港元（二零零二年：134,400,000港元）。借款須於下列期間償還：

	二零零三年 千港元	二零零二年 千港元
一年內	**71,304**	134,364
第二年	**–**	58
	71,304	134,422

滙率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於港元兑人民幣及美元之滙率一直保持穩定，故本集團並無採取任何對沖風險或其他措施。於二零零三年十二月三十一日，本集團並無面臨任何有關外滙合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零三年十二月三十一日，本集團抵押一項賬面值約為195,000,000港元（二零零二年：206,400,000港元）之投資物業，作為本集團銀行信貸之抵押品。此外，本集團抵押約53,200,000港元（二零零二年：101,600,000港元）之定期存款，作為一般銀行信貸及發行履約保函之抵押品。本集團若干存貨乃以信託收據借款安排持有。

或然負債

本公司及本集團之或然負債詳情列載於賬目附註32內。

僱員

於二零零三年十二月三十一日,本集團共聘用309名僱員(二零零二年:482名僱員)。年內,本公司之董事及本集團之僱員之酬金及福利總額約為43,100,000港元(二零零二年:64,000,000港元)。本集團之薪酬政策與市場慣例一致。

承董事會命
王幸東
董事總經理

香港,二零零四年四月十九日



林錫忠先生

王幸東先生





閻西川先生

董事

林錫忠先生，現年五十九歲，於二零零三年十一月出任東方有色集團有限公司（「**本公司**」）執行董事兼主席。林先生現為中國五礦集團公司（「**中國五礦**」）副總裁、中國五礦香港控股有限公司（「**香港五礦**」）副董事長兼總經理、中國五礦屬下香港東方鑫源（集團）有限公司（「**東方鑫源**」）、澳洲勁飛股份有限公司、中國五礦新西蘭有限公司、中國上海金盛人壽保險有限公司（AXA-Minmetals Assurance Limited）董事長及AXA Asia Pacific Holdings Limited董事。

林先生在一九七三年畢業於北京外語大學，取得文學士學位。彼在一九九五年至一九九八年期間曾任亞太經合組織工商諮詢委員會中華人民共和國（「**中國**」）代表。於一九九三年至二零零零年期間，彼曾出任香港第一太平銀行副主席。林先生擁有超過三十年國際貿易、策略投資及企業財務管理工作經驗。

王幸東先生，現年四十三歲，於二零零一年三月出任本公司執行董事兼董事總經理，負責本公司的日常營運及策略規劃。彼亦為香港五礦之董事及招商局中國基金有限公司之非執行董事。

王先生於一九八二年畢業於廈門大學，取得文學士學位，其後於一九八七年至一九八九年期間在美國紐約長島大學工商管理學院攻讀工商管理。

在加入本公司前，彼曾在美國及德國的金屬礦產品貿易公司出任高職多年。王先生在國際金屬貿易、投資策略及企業管理方面擁有豐富經驗。

閻西川先生，現年五十七歲，於二零零二年八月出任本公司執行董事兼董事副總經理，負責監管本公司從事專業建築的附屬集團的日常營運及策略規劃。

閻先生於一九七零年畢業於重慶建築大學，擁有高級工程師資格證書。彼於一九七零年加入中國建築工程總公司，並於一九八四年獲派駐中國海外集團

錢文超先生





何小麗女士

譚惠珠女士



有限公司(「**中海集團**」),先後出任中國海外土木工程有限公司總經理、中海集團投資部副總經理及中海物業管理有限公司董事長等職位,負責監管土木工程、房地產投資及物業管理等工作。

閻先生曾在中港兩地參與多項建築工程,擁有逾三十年的建築工程施工及項目管理經驗。

錢文超先生,現年三十九歲,於二零零三年十一月出任本公司執行董事。錢先生亦為香港五礦之董事及東方鑫源之執行董事。彼畢業於北京工商大學,於一九八七年取得經濟學學士學位,其後於一九八九年在該校研究生班完成會計學專業。彼在一九八九年加入中國五礦,曾先後在中國五礦海外部及香港五礦負責財務管理工作。錢先生擁有十年以上企業財務管理工作經驗。

何小麗女士,現年三十六歲,於二零零二年二月獲委任為本公司執行董事,彼亦為本公司財務部總經理。何女士持有北方工業大學會計學學士學位及澳洲國立南澳大學工商管理碩士學位,亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前,彼曾擔任原中國有色金屬工業總公司財務部之企業處業務主管及會計信息處副處長等職。彼於國內企業財務管理方面擁有廣泛經驗。

譚惠珠女士,現年五十八歲,於一九九七年四月獲委任為本公司獨立非執行董事。譚女士持有倫敦大學之法律學士學位,現為執業大律師,自一九七二年開始執業。譚女士現出任多個職務,其中包括:中國全國人民代表大會代表,香港特別行政區基本法委員會委員,香港大律師公會成員、香港機場管理局和香港市區重建局董事會成員及廉政公署貪污問題諮詢委員會委員。



林濬先生

馬紹援先生



林濬先生，現年五十八歲，於一九九七年五月獲委任為本公司獨立非執行董事，是九廣鐵路公司物業總監。彼是香港建築物條例認可人仕及註冊專業測量師。林先生在測量專業擁有三十多年經驗，並為英國皇家特許測量師學會及英國仲裁學會資深會員。彼是香港測量師學會資深會員及一九八六至一九八七年度會長、香港仲裁司學會資深會員及一九九七至二零零零年度會長。林先生曾任香港房屋委員會會員及其建築小組主席、香港測量師註冊管理局委員及世界銀行中國城市土地研究顧問。彼亦為香港國際仲裁中心委員。林先生曾任職於香港置地集團、建築署、房屋署、滙豐銀行集團、森那美集團、中華電力集團，亦為天安中國投資有限公司前任執行董事及林濬測量師行有限公司前任主席。

馬紹援先生，現年六十八歲，於二零零二年十一月獲委任為本公司獨立非執行董事。馬先生畢業於倫敦大學倫敦經濟學院經濟系。彼現為特許會計師、馬炎璋會計師行之最高合夥人及馬炎璋秘書有限公司董事總經理。馬先生曾於一九九一年出任香港會計師公會會長，亦曾出任證券及期貨事務監察委員會上訴委員會委員及漢基國際學校董事會成員。馬先生於過去二十六年曾積極參與商業及工業事務。目前，彼為兩間金融機構之董事會成員。

高層管理人員

李丹先生，現年四十七歲，於二零零三年六月出任本公司副總經理兼房地產發展部總經理，負責監管本公司房地產業務的策略規劃、管理及發展。彼並獲委任為本公司之附屬公司珠海東方海天置業有限公司（「**海天置業**」）之董事及總經理，負責海天置業的策略規劃及整體營運。

李先生擁有華南理工大學建築結構工學士及同濟大學建設經濟項目管理碩士學位。彼目前正在攻讀美國普斯頓大學管理哲學博士學位。李先生擁有英國特許營造師專業資格，亦為香港專業企業管理協會及香港建設項目管理交流中心之會員。

在加入本公司之前，李先生曾先後出任原中國廣州建築（集團）總公司、新昌營造廠有限公司、天安中國投資有限公司、銀都國際集團有限公司及林濬測量師行有限公司（現稱凌雋測量師行有限公司）等企業之董事及項目總監等職位。彼於中港地區的房地產發展及管理、建築、專業顧問服務、企業及投資項目管理方面擁有逾二十五年之專業工作經驗。

阮慧敏女士，現年三十一歲，於二零零二年五月出任本公司財務總監。阮女士畢業於香港科技大學，持有工商管理學士（會計學）學位，是香港會計師公會會員及特許公認會計師公會資深會員。在加入本公司之前，彼為一間於香港聯合交易所有限公司（「**聯交所**」）創業板上市之公司之合資格會計師。阮女士對財務及行政管理擁有豐富經驗。

許敏洛先生，現年四十七歲，於二零零二年十二月出任本公司建管部總經理，負責監管本公司屬下附屬公司的營運。許先生於一九八二年畢業於華僑大學，持有工學士學位，並於一九九八年獲澳洲梅鐸大學頒授工商管理碩士學位。在加入本公司之前，彼曾在香港的建築房地產公司出任高職多年，在建築、房地產開發及企業管理方面擁有豐富的經驗。

陳謝瑩女士，現年四十歲，於二零零三年四月出任本公司內部審計部經理。陳女士持有中山大學生物學學士學位，並為特許公認會計師公會會員。在加入本公司之前，彼曾在一間於聯交所上市之金融機構出任內部審計部主管及風險管理委員會成員多年。陳女士對改善內部監控及風險管理擁有豐富經驗。

楊友才先生，現年五十一歲，於二零零三年四月加入本公司，同時出任銀豐集團總經理。楊先生持有華僑大學土木工程學學士學位、結構工程師證書及國家二級註冊建築師證書，其後並分別於一九九九年及二零零一年修畢企業管理及會計專業。在加入本公司之前，楊先生曾先後參與中、港、澳地區不同類型的建設及房地產發展項目。彼在建築及結構設計、工程監督及企業管理方面擁有豐富經驗。

司徒偉鴻先生，現年四十四歲，是積架集團的董事總經理。彼持有香港澳洲新南威爾斯大學之商務學士學位，是澳洲特許會計師公會會員以及香港會計師公會資深會員。彼於一九九三年加入積架出任財務總監，於一九九四年成為積架集團的總經理，並於一九九七年成為董事總經理。司徒先生於香港及海外之財務、市務及行政管理方面擁有超過二十年經驗。

梁博程先生，現年四十七歲，於一九九零年接手經營多利加集團，現為該集團的副董事長兼總經理。梁先生持有美國加利福尼亞州Kennedy-Western大學工程學學士學位，亦是Chartered Institution of Building Services Engineer, American Society of Heating, Refrigerating and Air-conditioning Engineers及香港電器工程商會有限公司之會員，英國工程學會之Incorporated Engineer，亦是香港註冊電業工程人員（COHO等級）。梁先生擁有二十九年以上的機電工程經驗，在香港、澳門及中國負責多項工程項目的設計、監督、承造及管理。

茲通告東方有色集團有限公司(「**本公司**」)謹訂於二零零四年五月二十七日上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會,以處理下列事宜:

1. 省覽截至二零零三年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告。

2. 重選錢文超先生、何小麗女士及譚惠珠女士為本公司之董事及授權本公司董事會(「**董事會**」)釐定董事之酬金。

3. 議定董事之人數上限為十二名,並授權董事會在該限額內委聘新董事。

4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權董事會釐定彼等之酬金。

5. 作為特別事項,考慮並酌情通過(不論作出修訂與否)以下決議案為本公司之普通決議案:

「**動議**

(a) 在下文5(c)段之規限下,一般性及無條件批准董事會於有關期間(定義見下文5(d)段)行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份,及訂立或發出可能需行使此等權力之售股建議、協議及購股權;

(b) 上文5(a)段之批准將授權董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權;

(c) 董事會依據上文5(a)及5(b)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額,不得超過(aa)本公司於本決議案通過當日之已發行股本面值額百分之二十,及(bb)(如董事會獲本公司股東(「**股東**」)另行通過普通決議案授權)本公司在通過該項決議案後購回之本公司股本面值總額(上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十)兩者之總和,惟因(i)配售新股(定義見下文5(d)段),或(ii)按照本公司發行之任何認股權證或可兑換為本公司股份之任何證券之條款行使認購或兑換權,或(iii)按當時所採納之任何優先購股計劃或就向本公司及/或其任何附屬公司之行政人員及/或僱員授予或發行股份及/或可認購本公司股份之權利而採納之類似安排所發行者,或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何

以股代息或類似安排除外;上述5(a)及5(b)段授予董事會之批准須以此數額為限;及

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日;或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權;及

「配售新股」指董事會於指定期間內,向於指定紀錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(惟董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任,作出其認為必要或權宜之豁免或其他安排)。」

6. 作為特別事項,考慮並酌情通過(不論作出修訂與否)以下決議案為本公司之普通決議案:

「動議

(a) 在下文6(c)段之規限下,一般性及無條件批准董事會於有關期間(定義見下文6(d)段)按照所有適用法例及/或不時修訂之香港聯合交易所有限公司(「**聯交所**」)證券上市規則或任何其他證券交易所證券上市規則之規定並在其規限下,行使本公司所有權力在聯交所或在本公司證券所上市且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份);

(b) 上文6(a)段之批准將授權董事會於有關期間以由董事會釐定之價格為本公司購回其本身之股份;

(c) 本公司依據上文6(a)段購回之股本面值總額,不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十,而上文6(a)及6(b)段授予董事會之批准亦須受此數額限制;

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

7. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**在通過上文第6項決議案後，授權董事會將按照上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

8. 作為特別事項，考慮並酌情通過以下決議案為本公司之特別決議案：

「**動議**本公司章程細則將按下列方式作出修訂：

(1) 於細則第1條內順序加入以下定義，並將細則第1條內之定義重新排序：

「「聯繫人士」指上市規則所界定之涵義；」

「「結算所」指證券及期貨條例（香港法例第571章）認可之結算所；」及

「「上市規則」指香港聯合交易所有限公司證券上市規則（經不時修訂）；」

(2) 刪除細則第16條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(3) 刪除細則第20(A)條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(4) 刪除細則第20(B)條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(5) 刪除細則第21條中出現之「港幣2元」字句，並以「香港之證券交易所不時就該目的而規定之金額」之字句代替。

(6) 於緊隨細則第74條中出現之「（或（倘股東為法人團體）經其正式授權代表）」字句後面加入「或由受委代表」之字句。

(7) 於緊隨細則第85條中出現之「公司法第78條」字句後面加入「或由受委代表」之字句。

(8) 於緊隨細則第85條最後一句後面加入「在細則第96A條之規限下,股東委任代表之權利須包括委任不同代表以分別代表其所持有並在委任文書內所指明股份數目之權利;惟(在不損害委任後補人之原則下)獲任何股東委任出席同一場合之代表人數,不得超過兩名。」之句子。

(9) 於緊隨細則第85條之後加入下列新細則第85A條:

「根據上市規則,倘任何股東須就某項決議案放棄投票權或僅限於投票贊成或投票反對某項決議案,則該股東所作表決或代其所作表決如違反上述規定或限制則將不予計算。」

(10) 於緊隨細則第89(A)條中出現之「或親身」字句後面加入「(或(倘股東為法人團體)經其正式授權代表)」之字句。

(11) 刪除現有細則第90(A)條,並以下列新細則第90(A)條代替:

「任何有權出席本公司會議或本公司任何類別股份會議並於會上投票之本公司股東,均有權委任另一人為其代表,代其出席會議並投票。於以舉手形式表決或於以數票形式表決時,股東可親身(或(倘股東為法人團體)經其正式授權代表)或由受委代表投票。在細則第96A條之規限下,股東委任代表之權利須包括委任不同之代表以分別代表其所持有並在委任文書內所指明股份數目之權利;惟(在不損害委任候補人之原則下)獲任何股東委任出席同一場合之代表人數,不得超過兩名。」

(12) 於緊隨細則第96條之後加入下列新細則第96A條:

「本公司之股東倘為結算所(或其代理人),則可授權其認為合適之人士(或多名人士)在本公司任何大會或任何類別之股東大會作為其受委代表或多名受委代表或公司代表或多名公司代表,惟若其委任多於一名代表,該項授權則須指明每名按此獲授權之人士所代表之股份類別及數目。根據本條細則之條文,按此獲授權之人士有權代表該結算所(或其代理人)行使相同之權力,猶如該結算所(或其代理人)以本公司個別股東身份而行使之權力一樣,包括有關於以舉手形式表決時個別投票之權利(不受細則第85及90(A)條之規限)。結算所(或其代理人)可委任之受委代表或多名受委代表或公司代表或多名公司代表數目不可超過結算所(或其代理人)持有之股份數目,即結算所(或其代理人)持有有權出席及於有關大會投票之股份。」

(13) 刪除細則第97(B)條中出現之「根據證券(披露權益)條例1988(香港法例第396章)第18條」字句，並以「根據適用於本公司之證券及期貨條例(香港法例第571章)之相關條款」之字句代替。

(14) 刪除細則第97(D)條中出現之「根據上述第18條」字句，並以「根據適用於本公司之證券及期貨條例(香港法例第571章)之相關條款」之字句代替。

(15) 刪除細則第97(E)條中出現之「根據證券(披露權益)條例1988(香港法例第396章)第24條」字句，並以「根據適用於本公司之證券及期貨條例(香港法例第571章)之相關條款」之字句代替。

(16) 刪除現有細則第110(B)(ii)條，並以下列新細則第110(B)(ii)條代替：

「(ii) 如董事或其聯繫人士(定義見上市規則)於任何合約、安排或其他建議中擁有重大權益，則該名董事不得就有關合約、安排或其他建議之董事會決議案投票，亦不得計入法定人數內，而倘該名董事就有關決議案投票，其票數亦不予計算在內，惟該項禁止不適用於涉及下列情況之任何合約、安排或其他建議：

(a) (I) 就董事或其聯繫人士為本公司或其任何附屬公司之利益借出款項或作出承擔而向該董事或其任何聯繫人士提供任何抵押或賠償保證；或

(II) 就董事或其聯繫人士本身單獨或共同提供全部或部份擔保或賠償保證或提供抵押之本公司或其任何附屬公司之負債或承擔而向第三者提供任何抵押或賠償保證；

(b) 有關提呈發售本公司或其創立或擁有權益之任何公司之股份或債券或其他證券以供認購或購買之建議，而董事或其聯繫人士參與或將會參與發售建議之包銷或分包銷；

(c) 有關任何其他公司之建議，而董事或其聯繫人士僅以高級職員、行政人員或股東身份直接或間接於該公司擁有權益或董事或其聯繫人士實益擁有該公司股份；惟董事及其任何聯繫人士並非於該公司(或其藉以獲得有關權益之任何第三者公司)之任何類別已發行股份或隨附之投票權實益擁有合共5%或以上；

(d) 任何有關本公司或其附屬公司僱員利益之建議或安排，包括：

(I) 採納、修訂或實施任何董事或其聯繫人士可從中受惠而有關發行或授出優先購股權以認購本公司股份或其他證券之僱員股份計劃或任何股份獎勵或優先購股權計劃；或

(II) 採納、修訂或實施與本公司或其任何附屬公司之董事、董事之聯繫人士及僱員有關之公積金或退休金、死亡或傷殘津貼計劃，而其中並無給予董事或其聯繫人士任何與該計劃或基金有關之人士一般未獲賦予之特權或利益；及

(e) 任何董事或其聯繫人士因其在本公司股份或債券或其他證券擁有權益而與本公司股份或債券或其他證券之其他持有人以同一方式在其中擁有權益之合約或安排。」

(17) 刪除細則第116條最末端之句子全句，並於第116條最末端以下列句子代替：

「提交該等通知之期限將由該選舉所指定之會議通知寄發後翌日起計至該會議舉行日期前7天結束。」」

9. 處理其他事項。

承董事會命
董事總經理
王幸東

香港，二零零四年四月十九日

附註：

1. 凡有權出席大會及投票之股東，均有權委派一位或多位代表代其出席及在以數票形式進行投票時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之香港主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓，方為有效。

3. 本公司將由二零零四年五月二十一日星期五至二零零四年五月二十七日星期四止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零四年五月二十日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。

東方有色集團有限公司(「**本公司**」,連同其附屬公司「**本集團**」)之董事會(「**董事會**」或「**董事**」)謹此提呈截至二零零三年十二月三十一日止年度之年報及經審核之賬目。

主要業務及經營地區分析

本公司之主要業務為投資控股。各附屬公司之主要業務及其他摘要載於賬目附註13。

本集團於年內之業務及地區分類分析載於賬目附註3。

業績及分派

本集團本年度之業績載於第47頁之綜合損益表。

董事會不建議派發截至二零零三年十二月三十一日止年度之股息(二零零二年:無)。

固定資產

本集團之固定資產於本年度之變動情況載於賬目附註12。

股本

本公司之股本詳情載於賬目附註26。

儲備

本集團及本公司於本年度之儲備變動情況載於賬目附註27。

董事

本年度內及截至本報告日期止之在任董事如下：

執行董事

林錫忠　*（於二零零三年十一月五日獲委任）*
王幸東
閻西川
錢文超　*（於二零零三年十一月五日獲委任）*
何小麗
高德柱　*（於二零零三年十一月二十七日辭任）*
李世銘　*（於二零零三年十一月二十七日辭任）*

獨立非執行董事

譚惠珠
林　濬
馬紹援

根據本公司之章程細則第102條，錢文超先生任滿告退，惟具資格並願意膺選連任。

根據本公司之章程細則第111條(A)項，何小麗女士及譚惠珠女士任滿告退，惟具資格並願意膺選連任。

董事之服務合約

所有擬於應屆股東週年大會上膺選連任之董事概無與本公司及其任何附屬公司訂立任何於一年內由僱用公司予以終止而需作出賠償（一般法定責任除外）之未屆滿服務合約。

董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉

於二零零三年十二月三十一日，根據本公司按證券及期貨條例（「**證券及期貨條例**」）第352條之規定存置之登記冊記錄，本公司之董事及行政總裁於本公司或其任何相聯法團（按證券及期貨條例之定義）之股份及相關股份中擁有按照證券及期貨條例第十五部第七及第八分部（包括按照該等證券及期貨條例條文擁有或被視作擁有之權益或淡倉）或根據上市公司董事進行證券交易的標準守則而知會本公司及香港聯合交易所有限公司（「**聯交所**」）之權益及淡倉如下：

於本公司股份之好倉

董事姓名	**權益性質**	**所持之普通股數目**
何小麗	個人權益	20,000

除上文所披露者外，於二零零三年十二月三十一日，本公司之董事或行政總裁或彼等各自之聯繫人概無在本公司或其任何相聯法團（按證券及期貨條例之定義）之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益。

截至二零零三年十二月三十一日止年度，本公司之董事或行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團（按證券及期貨條例之定義）之任何股份或債務證券。

可換股證券、購股權、認股權證或類似權利

本公司於二零零三年十二月三十一日並無任何尚未行使之購股權、可換股證券、認股權證或其他類似權利。

年內並無購回或行使任何購股權及可換股證券。

持有本公司股本之主要權益

於二零零三年十二月三十一日，根據本公司按證券及期貨條例第336條之規定存置之權益登記冊紀錄，下列實體於本公司股份中擁有按照證券及期貨條例第十五部第二及第三分部須向本公司披露之權益及淡倉：

於本公司股份之好倉

股東名稱	**所持之普通股數目**	**佔已發行股份總數之百分比**
中國五金礦產進出口總公司（「**中國五礦**」）*（附註1及2）*	416,585,852	53.95%
中國五礦香港控股有限公司（「**香港五礦**」）*（附註1）*	416,585,852	53.95%
June Glory International Limited（「**June Glory**」）	416,585,852	53.95%

附註：

1. 根據證券及期貨條例，該等公司被視為於June Glory所持有之416,585,852股股份中擁有權益。

2. 中國五礦已於二零零四年一月十八日改名為中國五礦集團公司。

董事之合約權益

本公司、其任何控股公司或彼等之任何附屬公司概無訂立任何於年結日或年內任何時間仍然有效且本公司董事於當中擁有重大利益之重大合約。

管理合約

本年度概無訂立或存在任何有關本公司全部或任何重大部份業務之管理及行政合約。

主要客戶及供應商

主要客戶及供應商於本年度佔本集團銷售額及採購額之資料如下：

	佔本集團總額之百分比			
	銷售額		採購額	
	二零零三年	二零零二年	**二零零三年**	二零零二年
最大客戶	**33%**	11%		
首五大客戶所佔總額	**43%**	37%		
最大供應商			**8%**	2%
首五大供應商所佔總額			**21%**	7%

於本年度任何時間，各董事或其聯繫人（定義見截至二零零四年三月三十日止有效之聯交所證券上市規則（「**上市規則**」））或本公司任何股東（就董事所知任何擁有本公司股本5%以上之股東）均無擁有上述客戶及供應商之任何權益。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

物業

本集團名下持作投資及發展中之主要物業之詳情載於第105頁。

五年財務概要

本集團於過去五個財政年度之業績及資產與負債概要載於第106頁。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納一項符合上市規則第17章之規定之新購股權計劃（「**新計劃**」）。同日，本公司於一九九三年九月三十日採納之舊購股權計劃（「**舊計劃**」）已告終止，且並沒有根據舊計劃授出而尚未行使之購股權。於新計劃採納當日起至二零零三年十二月三十一日止期間，概無據此授出購股權。

以下為新計劃之主要條款概要：

1.	新計劃之目的	認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻
2.	新計劃之參與者	本集團屬下任何公司之董事、僱員、諮詢人、顧問、承包商或與本集團屬下任何公司有業務或其他關係之任何人士，或董事會全權酌情認為曾經或可能對本集團作出貢獻之任何人士
3.	股份數目上限	因行使根據新計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權而可能發行之股份數目上限，合共不得超過本公司不時之已發行股本30%
4.	因行使根據新計劃授出之所有購股權而可發行之股份總數	77,218,178股（根據有效之上市規則之規定而獲得股東批准除外），其為本公司股東於批准新計劃當日本公司已發行股本之10%
5.	每位參與者根據新計劃可認購之最高數額	不得向任何合資格人士再行根據新計劃授出購股權，而導致該合資格人士於截至及包括授出購股權當日止12個月期間因全面行使根據新計劃已獲授及將獲授之購股權（包括已行使、已註銷及尚未行使之購股權）而已獲發行及可獲發行之股份總數，超過授出購股權當日已發行股本之1%。倘再行授出超過上述限額之購股權，則必須遵守有效之上市規則規定

有關購股權計劃之資料（續）

6.	根據購股權須認購股份之期限	董事會或會全權酌情釐定行使購股權之期限及知會各承授人，惟該期限不得超過由董事會發出購股權要約當日起計10年，提早終止除外
7.	須於行使前持有購股權之最短期限	不適用
8.	接納之期限及接納購股權之應付金額	根據新計劃而發出之購股權要約可於接獲要約當日起計28個工作天內接納，而接納購股權之應付金額為10港元
9.	釐定認購價之基準	認購價將於授出有關購股權時由董事會釐定，惟不可低於以下的最高者： (i) 於授出有關購股權當日本公司股份於聯交所每日報價表所示之每股收市價； (ii) 於緊接授出有關購股權當日前5個營業日本公司股份於聯交所每日報價表所示之每股平均收市價；及 (iii) 本公司股份之面值
10.	新計劃之剩餘期限	新計劃於二零零三年五月二十九日採納，由採納日期起計10年內有效

優先購買權

本公司之章程細則或百慕達法例均無優先購買權之規定。

最佳應用守則

本公司於截至二零零三年十二月三十一日止年度內已遵守現行之上市規則附錄14所載之最佳應用守則,惟本公司之獨立非執行董事並無明確任期,但須根據本公司之章程細則於本公司之股東週年大會上輪值退任及重選連任。

充足之公眾持股量

根據證券及期貨條例而提呈予本公司之通知,董事會認為於本報告日期本公司已發行股份擁有充足之公眾持股量。

董事進行證券交易之守則

本公司已採納於二零零四年三月三十一日起生效之經修訂聯交所證券上市規則附錄10所載之上市發行人董事進行證券交易之標準守則,作為其董事進行證券交易之操守準則(「**該守則**」),並已特別向所有董事查詢,亦已接獲各董事之確認書,確認倘彼曾於二零零三年十二月三十一日止年度內進行任何證券交易,彼已遵守該守則。

審核委員會

本公司審核委員會目前成員包括三名獨立非執行董事,分別為馬紹援先生、譚惠珠女士及林濬先生。審核委員會已與核數師審閱截至二零零三年十二月三十一日止年度之經審核賬目,並已就審計、內部監控及財務申報事宜(包括審閱本集團採納之會計慣例)進行討論。

核數師

安達信公司(「**安達信**」)於二零零一年三月十九日獲委任為本公司之核數師,以填補畢馬威會計師事務所於同日辭任本公司核數師一職所出現之空缺。繼羅兵咸永道會計師事務所(「**羅兵咸**」)與安達信於二零零二年七月一日合併執業後,羅兵咸由二零零二年十月十一日起獲委任為本公司之核數師。

賬目已由羅兵咸審核。彼將於即將舉行之股東週年大會任滿告退,惟具資格並願意膺聘連任。

關連交易

甲部 非全資附屬公司

背景

(i) 瑞和集團

本公司持有瑞和工程有限公司(「**瑞和工程**」)及瑞和工程(中國)有限公司(「**瑞和中國**」)各52%實益權益,而余立安先生、吳梓君先生(「**吳先生**」)及張瑞強先生(「**張先生**」)(統稱為「**瑞和少數股東**」)各自持有瑞和工程及瑞和中國16%實益權益。上海金橋瑞和裝飾工程有限公司(「**金橋瑞和**」)由瑞和中國及上海華源愛特幕牆工程有限公司分別持有90.39%及9.61%權益。瑞和少數股東均為瑞和工程及瑞和中國之董事,同時吳先生及張先生亦為金橋瑞和之董事。張先生已請辭金橋瑞和董事一職,並將於向中華人民共和國(「**中國**」)之有關部門登記註冊後生效。

每位瑞和少數股東已各自向本公司訂立多項反擔保契據,分別就本公司為瑞和工程、瑞和中國、金橋瑞和及瑞和集團旗下任何其他公司(定義見該等反擔保契據)獲批之信貸而提供任何擔保或抵押品所引致之損失其中16%作賠償保證;以及分別就瑞和工程、瑞和中國、金橋瑞和及瑞和集團旗下任何其他公司結欠本公司之負債其中16%作賠償保證。

於二零零三年九月八日,香港高等法院向瑞和工程及瑞和中國頒佈清盤令。

(ii) 銀豐集團

本公司持有銀豐工程有限公司(「**銀豐工程**」)52%實益權益,銀豐工程其餘48%實益權益則由中宜發展有限公司(「**中宜**」)持有,而姜熾昌先生(「**姜先生**」)、麥潤和先生(「**麥先生**」)、胡敬光先生(「**胡先生**」)及江子揚先生(「**江先生**」)(統稱為「**銀豐少數股東**」)分別擁有中宜22%、22%、26%及30%實益權益。姜先生、麥先生、胡先生及江先生各人於銀豐工程持有之實益權益分別為10.56%、10.56%、12.48%及14.40%。姜先生及麥先生亦為銀豐工程之董事。

中宜及銀豐少數股東均已向本公司訂立多項反擔保契據,就本公司為銀豐工程及銀豐集團旗下任何其他公司(定義見該等反擔保契據)獲批之信貸而提供任何擔保或抵押品所引致之損失其中48%作賠償保證;以及就銀豐工程及銀豐集團旗下任何其他公司結欠本公司之負債其中48%作賠償保證。

關連交易(續)

甲部 非全資附屬公司(續)

背景(續)

(iii) 多利加集團

本公司持有多利加工程有限公司(「**多利加工程**」)51%實益權益，多利加工程其餘49%實益權益由Polyrich Profits Limited持有，而梁博程先生(「**梁先生**」)則擁有Polyrich Profits Limited 100%權益。梁先生亦為多利加工程之董事。

梁先生已向本公司訂立反擔保契據，就本公司為多利加工程及多利加集團旗下任何其他公司(定義見該反擔保契據)獲批之信貸而提供任何擔保或抵押品所引致之損失其中49%作賠償保證。梁先生並已向本公司之全資附屬公司ONFEM Finance Limited(「**OFL**」)訂立反擔保契據，就多利加工程及多利加集團旗下任何其他公司(定義見該反擔保契據)結欠OFL之負債其中49%作賠償保證。

(iv) 珠海東方海天置業有限公司

進行該收購(定義見下文)前，本公司之全資附屬公司東方有色有限公司(「**OCL**」)持有珠海東方海天置業有限公司(「**海天置業**」)80%權益，海天置業其餘20%權益則由珠海鑫光集團股份有限公司(「**鑫光**」)持有。誠如本公司於二零零四年一月九日刊發之公佈所宣佈，OCL已於二零零四年一月八日在中國舉行之公開拍賣會上購入原先由鑫光持有之海天置業20%股份權益(「**該收購**」)。OCL已取得所需之相關登記轉名過戶批准及允許，並已根據中國法律將海天置業由一間中外合資企業轉為一間外商獨資企業，而海天置業自二零零四年二月二十日起已成為本公司之全資附屬公司。

以上段落所載資料乃根據本公司現時存置之記錄及取得之資料編製。

關連交易(續)

甲部 非全資附屬公司(續)

關連交易之條款

(i) 銀行信貸

銀行信貸乃按一般商業條款授出。就若干銀行信貸之延續日期而言,本公司並不知悉有任何書面或正式之續期事項,惟有關信貸繼續提供予有關附屬公司。

(ii) 股東貸款

就利率及還款日期而言,該等貸款乃按一般商業條款提供。

上市規則第14.25(1)(a)條項下之關連交易

(I) 本公司就非全資附屬公司獲批之銀行信貸而提供之擔保及抵押品

金橋瑞和

交易日期	往來銀行	銀行信貸金額 *(人民幣)*	交易目的	本公司提供之抵押品
二零零二年七月二十二日(於二零零三年七月十八日續期)	招商銀行深圳上步支行	11,000,000	資助營運資金所需	於二零零二年七月十九日抵押予招商銀行現金存款11,000,000港元。據此,招商銀行發出價值11,000,000港元之備用信用證,屆滿日期獲延續至二零零四年七月十九日,受益人為招商銀行深圳上步支行,詳情見本公司於二零零三年七月十八日刊發之公佈

關連交易（續）

甲部 非全資附屬公司（續）

上市規則第14.25(1)(a)條項下之關連交易（續）

(I) 本公司就非全資附屬公司獲批之銀行信貸而提供之擔保及抵押品（續）

銀豐工程

交易日期	往來銀行	銀行信貸金額（港元）	交易目的	本公司提供之抵押品
二零零二年六月十三日	工商國際金融有限公司	8,000,000	促進業務運作	於二零零二年六月二十一日抵押8,000,000港元之現金存款 日期為二零零二年六月二十一日之8,000,000港元公司擔保
二零零二年十一月十九日（原本日期：二零零一年十一月七日）	恒生銀行有限公司	5,000,000	促進業務運作	日期為二零零一年十一月十二日之5,000,000港元擔保契據 於二零零一年十一月十五日及二零零二年二月五日抵押兩筆本金分別為2,000,000港元及3,000,000港元之現金存款

關連交易(續)

甲部 非全資附屬公司(續)

上市規則第14.25(1)(a)條項下之關連交易(續)

(II) 本公司向非全資附屬公司提供之貸款

瑞和集團

A. 本公司向瑞和中國提供之貸款

協議日期	貸款金額(港元)	貸款目的
一九九八年三月二十四日	1,258,000	資助一般營運資金所需
一九九八年三月三十日	1,400,000	資助一般營運資金所需
一九九八年四月七日	1,100,000	資助一般營運資金所需
一九九八年四月十四日	1,100,000	資助一般營運資金所需
一九九八年四月二十四日	3,800,000	資助一般營運資金所需
一九九八年五月十二日	5,500,000	資助一般營運資金所需
一九九八年五月二十日	1,890,000	資助一般營運資金所需
一九九八年五月二十一日	1,000,000	資助一般營運資金所需
一九九八年五月二十九日	2,400,000	資助一般營運資金所需
一九九八年十二月八日	15,493,600	作瑞和中國償還道亨銀行有限公司貸款用途
一九九九年四月十六日	969,653.50	資助一般營運資金所需
一九九九年六月十七日	1,530,000	資助營運資金所需
二零零零年三月八日	7,000,000	資助營運資金所需
二零零零年七月十三日(提取日期:二零零零年七月二十日)	7,600,000	資助營運資金所需
二零零零年八月一日	1,052,631.58	資助營運資金所需

關連交易（續）

甲部 非全資附屬公司（續）

上市規則第14.25(1)(a)條項下之關連交易（續）

(II) 本公司向非全資附屬公司提供之貸款（續）

瑞和集團（續）

B. 本公司向金橋瑞和提供之貸款

協議日期	貸款金額（美元）	貸款目的
二零零二年十月二十五日（提取日期：二零零二年十一月一日）	760,000	資助由金橋瑞和承接有關幕牆安裝之德國中心項目之營運資金所需
二零零二年十二月二十七日	750,000	資助由金橋瑞和承接有關幕牆安裝之德國中心項目之營運資金所需

銀豐集團

附屬公司名稱	協議日期	貸款金額（港元）	貸款目的	中宜提供之墊款
銀豐設計裝璜有限公司（「**銀豐設計**」）	一九九六年五月二十八日	4,000,000	資助進口香港之建築材料費用	
銀豐工程	一九九七年二月二十八日	3,000,000	資助一般營運資金所需	
銀豐工程	一九九七年三月二十日	1,000,000	資助一般營運資金所需	

關連交易(續)

甲部 非全資附屬公司(續)

上市規則第14.25(1)(a)條項下之關連交易(續)

(II) 本公司向非全資附屬公司提供之貸款(續)

銀豐集團(續)

附屬公司名稱	協議日期	貸款金額 (港元)	貸款目的	中宜提供之墊款
銀豐工程	一九九七年十月七日	1,602,448 (128,391英鎊)	資助向Bridgman Doors Limited(「**BDUK**」)收購百聞防火門(香港)有限公司(「**百聞**」)已發行股本中50%之權益及百聞欠付BDUK之貸款之費用	
銀豐工程	一九九八年五月一日	1,200,000	資助一般營運資金所需	
銀豐工程	一九九八年五月十二日	4,000,000	資助短期營運資金所需	
銀豐工程	一九九八年五月十八日	2,000,000	資助短期營運資金所需	
銀豐工程	一九九八年十月十九日	327,122.75	資助短期營運資金所需	
銀豐工程	一九九八年十一月二十七日	1,850,000	作償還東亞銀行有限公司(「**東亞銀行**」)授出之一項銀行信貸用途	
銀豐工程	一九九八年十二月十五日	400,000	作償還東亞銀行授出之一項銀行信貸用途	
銀豐工程	一九九八年十二月三十日	1,500,000	作償還東亞銀行授出之一項銀行信貸用途	
銀豐工程/銀豐設計	一九九九年一月八日	2,650,000	作償還東亞銀行授出之一項銀行信貸用途	
銀豐工程	二零零二年十二月二十四日(提取日期:二零零二年十二月三十一日)	2,000,000	資助營運資金所需	800,000港元(與中宜48%之持股量不成正比)

關連交易（續）

甲部 非全資附屬公司（續）

上市規則第14.25(1)(a)條項下之關連交易（續）

(III) OFL向非全資附屬公司提供之貸款

瑞和中國

協議日期	貸款金額 *（港元）*	貸款目的
二零零一年二月二十日	3,050,000	資助營運資金所需
二零零一年六月七日	3,300,000	資助北京大使公寓項目有關幕牆安裝之分判工程之營運資金所需
二零零一年七月十一日	967,290	資助長沙灣項目有關幕牆安裝之分判工程之營運資金所需
二零零二年六月十九日	2,420,000	資助營運資金所需

銀豐工程

協議日期	貸款金額 *（港元）*	貸款目的	姜先生及麥先生提供之個人擔保
二零零一年六月十九日	3,000,000	資助深井項目有關門板安裝之分判工程之營運資金所需	有（連同根據擔保契據之條款而寄存之銀豐集團有限公司股票及相關文件作為抵押品）
二零零二年一月三十日	2,000,000	資助西鐵項目有關吸音噴塗之分判工程之營運資金所需	有

關連交易（續）

甲部 非全資附屬公司（續）

上市規則第14.25(1)(a)條項下之關連交易（續）

(III) OFL向非全資附屬公司提供之貸款（續）

多利加工程

協議日期	貸款金額（港元）	貸款目的	梁先生提供之反擔保
二零零一年七月十一日	7,700,000	資助北京東方廣場項目有關電力、水管及渠道安裝之分判工程之營運資金所需	有（連同根據貸款協議之條款而簽署有關多利加工程（集團）有限公司股份之股份抵押契據）

上市規則第14.25(2)條項下之關連交易

(I) OCL就海天置業獲批之銀行信貸而提供之擔保及抵押品

交易日期	往來銀行	銀行信貸金額（人民幣）	交易目的	OCL提供之抵押品
二零零三年五月三十日	深圳發展銀行珠海支行	28,600,000	資助營運資金所需	於二零零三年五月三十日抵押予深圳發展銀行作為信貸擔保之現金存款28,600,000港元，受益人為深圳發展銀行珠海支行，而鑫光則向OCL存入5,720,000港元，佔上述28,600,000港元款項之20%，與鑫光持有之海天置業權益比例相同

關連交易(續)

甲部 非全資附屬公司(續)

上市規則第14.25(2)條項下之關連交易(續)

(II) OCL向海天置業提供之貸款

協議日期	貸款金額 *(人民幣)*	貸款目的	鑫光提供之墊款
二零零一年三月二十三日(提取日期:二零零一年三月二日;補充協議日期:二零零二年三月一日)	7,000,000	資助營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求鑫光提供餘下之20%,但鑫光未有出資。直至二零零四年一月七日,鑫光向海天置業墊款約744,000元人民幣(與鑫光20%之持股量不成正比)
二零零一年三月二十六日(補充協議日期:二零零二年三月一日)	4,800,000	資助營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求鑫光提供餘下之20%,但鑫光未有出資
二零零一年四月二十四日(提取日期:二零零一年四月十九日;補充協議日期:二零零二年三月一日)	660,000	資助營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求鑫光提供餘下之20%,但鑫光未有出資
二零零二年一月三十一日	5,000,000	資助營運資金所需	該貸款佔海天置業所要求之貸款總額80%。海天置業董事會已批准並以書面要求鑫光提供餘下之20%,但鑫光未有出資。直至二零零四年一月七日,鑫光向海天置業墊款約1,250,000元人民幣(與鑫光20%之持股量成正比)

關連交易（續）

甲部 非全資附屬公司（續）

上市規則第14.25(2)條項下之關連交易（續）

(II) OCL向海天置業提供之貸款（續）

協議日期	貸款金額（人民幣）	貸款目的	鑫光提供之墊款
二零零二年八月二十三日（補充協議日期：二零零四年一月二日）	3,840,000（其中2,040,000元人民幣於二零零二年八月二十三日提取；其餘1,800,000元人民幣則於二零零二年九月十八日提取）	資助營運資金所需	鑫光亦向海天置業提供本金額為960,000元人民幣之貸款（與鑫光20%之持股量成正比）
二零零二年九月十八日（補充協議日期：二零零四年一月二日）	7,837,829.60	資助營運資金所需	鑫光亦向海天置業提供本金額為1,959,457.40元人民幣之貸款（與鑫光20%之持股量成正比）
二零零二年十一月二十八日（補充協議日期：二零零四年一月二日）	2,400,000	資助營運資金所需	鑫光亦向海天置業提供本金額為600,000元人民幣之貸款（與鑫光20%之持股量成正比）
二零零三年一月十五日（補充協議日期：二零零四年一月二日）	4,000,000	資助營運資金所需	鑫光亦向海天置業提供本金額為1,000,000元人民幣之貸款（與鑫光20%之持股量成正比）

關連交易(續)

甲部 非全資附屬公司(續)

上市規則第14.25(2)條項下之關連交易(續)

(III) 本公司向多利加工程提供之貸款

協議日期	貸款金額 (港元)	貸款目的	梁先生提供之墊款
二零零三年一月二十八日	2,397,000	資助營運資金所需	2,303,000港元(與梁先生49%之實益持股量成正比)

乙部 同系附屬公司

爭輝有限公司(「**爭輝**」)乃本公司之全資附屬公司,而企元國際有限公司(「**企元**」)則為香港五礦之全資附屬公司。香港五礦乃本公司之居間控股股東,持有本公司已發行股本約53.95%。於二零零三年七月十日,爭輝(作為租戶)及企元(作為業主)訂立一份租賃協議,有關詳情列載如下:

物業:	九龍尖沙咀漆咸道南79號中國五礦大廈18樓
年期:	二零零三年六月一日至二零零四年五月三十一日
租金:	每曆月81,102港元(不包括差餉、服務、管理及空調費用)
其他費用:	每曆月26,025港元,並自二零零三年七月一日起減至24,331港元(作為租戶所佔之服務、管理及空調費用)

結算日後事項

詳情列載於賬目附註36。

承董事會命
林錫忠
主席

香港，二零零四年四月十九日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

核數師報告
致東方有色集團有限公司
（於百慕達註冊成立之有限公司）
全體股東

本核數師已完成審核第47至104頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

貴公司董事有責任編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並按照百慕達1981年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃及進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充份憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零三年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之虧損及現金流量，並按照《香港公司條例》之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年四月十九日

	附註	二零零三年 千港元	二零零二年 千港元
營業額	3	**160,941**	332,168
銷售成本		**(122,140)**	(318,831)
毛利		**38,801**	13,337
其他收入	3	**4,501**	8,755
分銷費用		**(11,432)**	(4,718)
行政開支	33(a)	**(78,832)**	(123,049)
其他經營開支		**(4,593)**	(3,835)
發展中物業撥備	16	**(11,276)**	–
投資物業重估虧損	12(c)	**(8,250)**	(27,378)
豁免部份若干應付款之收益		**–**	8,366
不合併附屬公司之收益	29(b)	**38,747**	–
經營虧損	4	**(32,334)**	(128,522)
財務成本	5	**(4,860)**	(7,703)
除稅前虧損		**(37,194)**	(136,225)
稅項	6	**(95)**	(363)
除稅後虧損		**(37,289)**	(136,588)
少數股東權益		**1,550**	(266)
股東應佔虧損	7	**(35,739)**	(136,854)
股息	8	**–**	–
每股基本虧損（港仙）	9	**(4.63)**	(17.72)

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
固定資產	12	**220,479**	235,752
非買賣證券	14	**28,440**	16,560
遞延稅項資產	25	**932**	979
應收保固金	19	**607**	3,488
其他資產	15	**1,738**	2,326
		252,196	259,105
流動資產			
存貨	16	**218,475**	229,727
應收同系附屬公司款項	33(b)	**1**	80
應收少數投資者款項	17	**37**	1,898
貿易及其他應收款項	18	**48,392**	103,212
應收客戶之合約工程總額	19	**3,261**	13,055
買賣證券	20	**2,142**	20,643
已抵押存款	30	**53,210**	101,604
現金及銀行存款	21	**199,288**	210,640
		524,806	680,859
流動負債			
應付居間控股公司款項		**–**	3
應付少數投資者款項	17	**9,571**	13,753
貿易及其他應付款項	22	**135,865**	190,710
應付客戶之合約工程總額	19	**16,363**	27,347
應付稅項		**32,005**	34,433
短期借款	23	**71,304**	134,364
		265,108	400,610
流動資產淨值		**259,698**	280,249
總資產減流動負債		**511,894**	539,354

	附註	二零零三年 千港元	二零零二年 千港元
資金來源：			
股本	26	**77,218**	77,218
儲備	27	**397,489**	421,840
股東資金		**474,707**	499,058
少數股東權益		**30,778**	34,072
非流動負債			
長期借款	24	**–**	58
應付少數投資者款項	17	**3,741**	2,944
其他負債		**2,668**	3,222
		6,409	6,224
		511,894	539,354

王幸東
董事

何小麗
董事

（於二零零三年十二月三十一日）

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之投資	13	**406,688**	420,225
其他資產	15	**1,312**	1,492
		408,000	421,717
流動資產			
貸款予附屬公司	34	–	4,666
其他應收款項	18	**7,822**	7,040
已抵押存款	30	**25,096**	56,574
現金及銀行存款	21	**176,032**	168,320
		208,950	236,600
流動負債			
貿易及其他應付款項	22	**57,328**	100,257
應付同系附屬公司款項		–	5
		57,328	100,262
流動資產淨值		**151,622**	136,338
總資產減流動負債		**559,622**	558,055
資金來源：			
股本	26	**77,218**	77,218
儲備	27	**482,404**	480,837
		559,622	558,055

王幸東
董事

何小麗
董事

綜合股本權益變動表（截至二零零三年十二月三十一日止年度）

	二零零三年 千港元	二零零二年 千港元
於一月一日之股本權益總額	**499,058**	636,119
重估非買賣證券之盈餘／（虧絀）	**11,880**	(360)
換算海外附屬公司賬目所產生之滙兌差額	**(492)**	153
未於損益表中確認之淨收益／（虧損）	**11,388**	(207)
本年度虧損	**(35,739)**	(136,854)
於十二月三十一日之股本權益總額	**474,707**	499,058

綜合現金流量表

（截至二零零三年十二月三十一日止年度）

	附註	二零零三年 千港元	二零零二年 千港元
經營活動之現金流量			
經營業務所得現金	29(a)	**31,440**	17,250
已付利息		**(6,442)**	(9,641)
已付海外稅項		**(738)**	(37)
經營活動所得現金淨額		**24,260**	7,572
投資活動之現金流量			
購買固定資產		**(2,072)**	(1,796)
出售固定資產所得款項		**833**	434
購買買賣證券		**(5,214)**	–
收取上市投資之股息		**788**	1,058
出售買賣證券所得款項		**29,536**	18,590
已收利息		**4,090**	6,041
不合併附屬公司	29(c)	**(3,530)**	–
投資活動所得現金淨額		**24,431**	24,327
融資活動之現金流量	29(d)		
新增借款		**3,600**	3,416
償還借款		**(199)**	(61,002)
融資活動所得／（動用）現金淨額		**3,401**	(57,586)
現金及現金等值項目增加／（減少）		**52,092**	(25,687)
外幣滙兑變動影響		–	191
於一月一日之現金及現金等值項目		**110,155**	135,651
於十二月三十一日之現金及現金等值項目	29(e)	**162,247**	110,155

1. 組織及業務

東方有色集團有限公司(「**本公司**」)於百慕達註冊成立。本公司乃投資控股公司。本公司附屬公司主要業務及其他詳情載於賬目附註13。

2. 主要會計政策

(a) 編製基準

本公司及其附屬公司(「**本集團**」)之賬目乃根據香港普遍採納之會計原則編製,並符合香港會計師公會(「**香港會計師公會**」)頒佈之會計標準編撰。除下文會計政策披露之若干物業及證券投資以公平值列賬外,本集團賬目乃以歷史成本常規法編撰。

於本年度,本集團採納由香港會計師公會頒佈之會計實務準則(「**會計實務準則**」)第12號「所得稅」,該準則於二零零三年一月一日或以後開始之會計期間生效。

本集團會計政策之變動及採納該新訂準則之影響載列如下。

(b) 綜合賬目

綜合賬目包括本公司及其附屬公司截至十二月三十一日止之賬目。

附屬公司乃指本公司可直接或間接控制超過多於一半投票權之實體;有權規管該公司之財務及營運政策;委任或撤換董事會大部份成員,或控制董事會大部份投票權。

年內所收購或出售之附屬公司之業績自收購生效日期起或直至出售之生效日期(視乎情況而定)計入綜合損益表內。

本集團內公司間一切重大交易及結存均於併賬時對銷。

2. 主要會計政策（續）

(b) 綜合賬目（續）

出售附屬公司之盈利或虧損乃指出售所得之收入與本集團所佔該公司之資產淨值之差額，連同任何未攤銷之商譽或負商譽，或已撥入儲備但過去並未從綜合損益表中支銷或確認之商譽／負商譽。

少數股東權益乃指外間之股東在附屬公司內應佔經營業績及資產淨值之權益。

在本公司之資產負債表內，於附屬公司之投資乃按成本值減任何減值虧損撥備列賬。本公司將附屬公司之業績按已收及應收股息入賬。

(c) 商譽／負商譽

商譽乃指收購成本超逾於收購日本集團應佔所收購附屬公司淨資產之公平值之數額。

負商譽乃指本集團應佔所收購之淨資產之公平值超逾收購成本之數額。

(d) 收入確認

合約收入確認之會計政策載於附註2(i)。

貨品銷售收入於擁有權之風險及回報轉讓予買方時確認，一般與貨品傳送至客戶及所有權轉讓時間一致。

經營租約租金收入乃按租約期以直線法確認。

出售已落成物業收入於物業所有權轉讓予買方時確認。

2. 主要會計政策（續）

(d) 收入確認（續）

出售買賣證券收入於買賣證券所有權轉讓予買方時確認。

利息收入根據未償還之本金及適用之利率按時間比例確認。

股息收入於收取款項之權利確定時確認。

(e) 固定資產

(i) 投資物業

投資物業乃所持土地及樓宇之權益，而該等土地及樓宇之建築及發展工程已完竣，並持作投資用途，任何租金收入均按公平原則磋商。

投資物業乃按獨立估值師每年釐定之公開市值列賬。估值是以有關個別物業之公開市值為計算基準，而土地及樓宇則不設分開列值，所得估值乃反映於年度賬目內。增值部份撥入投資物業重估儲備；減值部份首先以整個物業投資組合為基礎與先前增值之部份對銷，其後則從經營溢利中支銷。其後如有任何增值將以先前扣減之金額為限撥入經營溢利。

在出售投資物業時，先前重估有關之已變現部份，自投資物業重估儲備撥入損益表。

(ii) 其他物業

其他物業指非投資物業及發展中物業之土地及樓宇權益，並以成本值減累計折舊及累計減值虧損列賬。

2. 主要會計政策(續)

(e) 固定資產(續)

(iii) 其他固定資產

其他固定資產包括租賃物業裝修、廠房及機器、傢俬、裝置及設備以及汽車,乃按成本值減累計折舊及累計減值虧損列賬。

(iv) 折舊

根據有效期二十年或以下之租約持有之投資物業乃按租約之尚餘年期折舊。

租賃土地乃按租約剩餘之年期攤銷。其他固定資產乃按直線法於其估計可使用年期內,以適當折舊率將其成本值減累計減值虧損撇銷。基本年率如下:

租賃土地	按租約尚餘年期
樓宇	2%－5%
租賃物業裝修	按租約尚餘年期
廠房及機器	5%－50%
傢俬、裝置及設備	10%－25%
汽車	20%－30%

將固定資產重修至其正常運作狀態之重大支出於損益表中扣除。資產改良支出乃資本化,並按其預計可用年期折舊。

(v) 減值／銷售之收益或虧損

本集團於每個結算日均會透過其內部及外界資料,以評估固定資產有否任何跡象顯示出現減值。倘有跡象顯示出現減值,則對資產之可收回價值作出評估,及(如適用)將其資產減至其可收回價值。減值虧損將於損益表中確認,除非該資產乃以估值列賬,而減值虧損並無超過該資產之重估盈餘,在此情況下,減值虧損則列作重估減值。

2. 主要會計政策（續）

(e) 固定資產（續）

(v) 減值／銷售之收益或虧損（續）

除投資物業外，出售固定資產之損益乃出售有關資產所得款項淨額與有關資產賬面值之差額，並於損益表內予以確認。任何仍屬於被出售的資產之重估儲備餘額乃轉撥至保留盈利（累計虧損），並列作儲備變動。

(f) 證券投資

(i) 非買賣證券

持有作非買賣用途之投資乃按公平值列賬，個別證券之公平值之變動乃計入投資重估儲備或於投資重估儲備中扣除，直至出售該等證券或確定該等證券出現減值為止。於出售後，累計收益或虧損（即有關證券之銷售所得款項淨額與其面值兩者之差額）以及轉撥自投資重估儲備之任何盈餘／虧絀乃於損益表處理。

倘有客觀證據顯示個別投資出現減值，則記錄於重估儲備之累計虧損將轉撥往損益表。

(ii) 買賣證券

買賣證券乃按公平值列賬。於各結算日，買賣證券之公平值變動引致之未變現盈虧淨額均在損益表中確認。出售買賣證券之溢利或虧損，指出售所得款項淨額與賬面值之差額，在產生時於損益表中確認。

2. 主要會計政策（續）

(g) 存貨

(i) 製造及貿易

存貨乃按成本及可變現淨值兩者中之較低者列賬。成本按先入先出成本法計算，包括原料、直接勞工及應佔之生產成本。可變現淨值乃以預期出售所得款項減估計銷售費用基準計算。

(ii) 發展中物業、持作出售之物業或土地

發展中物業指在建土地及樓宇。發展中物業及持作出售物業或土地乃按成本值及可變現淨值之較低者列賬。成本包括原土地收購成本、土地使用權成本、所產生建築開支及該等物業之其他直接開發成本，包括利息。可變現淨值由董事按個別物業之現行市場價格估計，扣除預期出售時涉及之任何其他費用。

(h) 貿易及其他應收款項

貿易及其他應收款項如被視為呆壞賬則會作出撥備。資產負債表內之貿易及其他應收款項為扣除上述撥備之淨額。

(i) 在建工程合約

倘建築合約成果不能可靠地估計，則合約收入只會根據有可能收回之已發生合約成本記賬。合約成本乃於產生時確認。

倘建築合約成果能可靠地估計，合約收入及合約成本將按合約期間分別確認為收入及開支。本集團採用完成百份比法為基準確定在某期間須記賬之收入及成本之適當金額，完成階段乃參照已發生之合約成本相對合約之估計總成本百份比。如合約總成本超逾合約總收益，則預期虧損將即時確認為開支。

2. 主要會計政策(續)

(i) 在建工程合約(續)

已發生之成本總額及於每份合約中確認之溢利／虧損與直至年結日之進度賬款作比較。如已發生之成本及已確認溢利(減已確認虧損)超逾進度賬款,則結餘將於流動資產下列作應收客戶之合約工程總額。如進度賬款超逾已發生成本加已確認溢利(減已確認虧損),則結餘將於流動負債下列作應付客戶之合約工程總額。

(j) 現金及現金等值項目

就現金流量表而言,現金及現金等值項目包括庫存現金、銀行通知存款、於投資日起計三個月內或以下到期之現金投資及銀行透支。

(k) 撥備

當本集團因過往事件須承擔現有之法律性或推定性的責任,而在履行責任時有可能令到資源流出,同時責任金額能夠可靠地作出估計時,則會確認為撥備。當本集團預計撥備可獲補償,如根據保險合約獲補償,則將補償金確認為一項獨立資產,惟只能在補償金可實質確定時確認。

(l) 遞延税項

遞延税項按資產及負債之税基與其賬面值兩者之短暫時差以負債法作出全數撥備,並根據結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之短暫時差抵銷而確認。

於過往年度,遞延税項乃就應課税溢利與賬目溢利之時差以當時税率入賬,惟以負債或資產預計於可見之未來可支付或收回之情況為限。採納新訂會計實務準則第12號造成會計政策發生變動,然而對過往年度之業績並無重大影響。因此,毋須就過往年度作出調整。

2. 主要會計政策(續)

(m) 或然負債及或然資產

或然負債指因為過往事件而可能引起之承擔,其存在只能就一宗或多宗事件會否發生才能確認,而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因為過往事件引致之現有承擔,但由於不大可能有經濟資源流出,或承擔金額未能可靠衡量而未有記賬。

或然負債不會確認,但會在賬目附註中披露。假若資源流出之可能性改變導致可能出現資源流出,則會確認撥備。

或然資產指因為過往事件而可能產生之資產,其存在只能就一宗或多宗事件會否發生才能確認,而本集團並不能完全控制這些未來事件會否實現。

或然資產不會確認,但會於經濟收益很有可能流入時在賬目附註中披露。若實質確定有收益流入,則確認為資產。

(n) 僱員福利

(i) 僱員應享假期

僱員在年假之權利在僱員應享有時確認,並會因應僱員於截至結算日止期間提供服務而應享之年假之估計負債而作撥備。

僱員應享之病假及產假或陪妻分娩假,直至僱員休假時方會確認。

(ii) 退休金責任

本集團參與多個定額供款退休金計劃,計劃之資產一般由獨立管理之基金持有。退休金計劃一般由僱員及有關集團公司供款。

2. 主要會計政策(續)

(n) 僱員福利(續)

(iii) 購股權

本公司設有一項購股權計劃,據此可向若干董事及合資格人士授出購股權。本公司並未確認任何補償成本。購股權獲行使時,扣除任何交易費用後之所得款項將計入股本及股份溢價內。

(o) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值(以較低者為準)予以資本化。每期租金均分攤為資本性支出及財務費用,以達到資本結欠比率常數比率。相應租賃責任在扣除財務費用後計入負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者為準)計算折舊。

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃作出之付款,在扣除自出租公司收取之任何獎勵金後,於租賃期內以直線法在損益表中支銷。

(p) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本,均資本化為資產之部份成本。

所有其他借貸成本均於發生年度內在損益表支銷。

2. 主要會計政策（續）

(q) 外幣換算

以外幣進行之交易，均按交易當日之滙率換算。於結算日以外幣顯示之貨幣資產與負債則按結算日之滙率換算。由此產生之滙兑差額均計入損益表。

附屬公司以外幣顯示之資產負債表均按結算日之滙率換算，而損益表則按平均滙率換算。由此產生之滙兑差額作為儲備變動入賬。

(r) 分類報告

按照本集團之內部財務報告，本集團已決定將業務分類作為主要報告形式，而地區分類則以次要報告形式呈列。

未分配成本意指企業整體性開支。分類資產主要包括固定資產、證券投資、存貨、應收款項及營運現金。分類負債指營運負債，但不包括如税項及若干企業借款等項目。資本開支計有增購固定資產，包括透過收購附屬公司而添置之資產。

至於地區分類報告，銷售額乃以客戶所在國家為基準，而總資產及資本開支乃按資產所在地計算。

3. 營業額、收入及分類資料

本集團主要從事建築及工程合約業務、潤滑油及化工產品、門及防火材料之製造及貿易、物業租賃、物業發展以及證券投資及買賣。

	二零零三年 千港元	二零零二年 千港元
(a) 營業額		
建築及工程合約	**86,056**	250,272
製造及貿易	**57,797**	62,591
物業租賃	**10,826**	10,472
物業發展	**–**	7,421
證券投資及買賣	**6,262**	1,412
	160,941	332,168
(b) 其他收入		
銀行存款之利息收入	**3,951**	6,041
貸款予已不合併之一間附屬公司之利息收入	**139**	–
其他	**411**	2,714
	4,501	8,755
總收入	**165,442**	340,923

3. 營業額、收入及分類資料(續)

(c) 主要報告方式－業務分類

根據本集團之內部財務報告方式,本集團已決定以業務分類作為主要報告方式。因此,本集團已將其業務分為以下類別:

建築及工程合約:	設計及安裝玻璃幕牆及鋁窗、機電工程施工及其他合約業務。
製造及貿易:	潤滑油及化工產品、木門及防火材料製造及貿易。
物業租賃:	從出租物業賺取租金收入,並自物業升值中獲取收益。
物業發展:	發展住宅及商用物業。
證券投資及買賣:	買賣及投資證券。

業務單位間之銷售乃按當時市價計算。

3. 營業額、收入及分類資料（續）

(c) 主要報告方式－業務分類（續）

分類營業額及業績

	建築及工程合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		抵銷項目		總額	
	二零零三年	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
收入														
外部客戶銷售	**86,056**	250,272	**57,797**	62,591	**10,826**	10,472	**–**	7,421	**6,262**	1,412	**–**	–	**160,941**	332,168
業務單位間之銷售	**–**	–	**1,139**	19,516	**–**	–	**–**	–	**–**	–	**(1,139)**	(19,516)	**–**	–
	86,056	250,272	**58,936**	82,107	**10,826**	10,472	**–**	7,421	**6,262**	1,412	**(1,139)**	(19,516)	**160,941**	332,168
業績														
分類業績	**(38,176)**	(91,845)	**(3,671)**	(7,125)	**(4,657)**	(19,355)	**(10,936)**	8,674	**6,300**	2,590	**–**	–	**(51,140)**	(107,061)
不合併附屬公司之收益													**38,747**	–
未分配之企業開支淨額													**(19,941)**	(21,461)
經營虧損													**(32,334)**	(128,522)
財務成本													**(4,860)**	(7,703)
稅項													**(95)**	(363)
少數股東權益													**1,550**	(266)
股東應佔虧損													**(35,739)**	(136,854)

3. 營業額、收入及分類資料（續）

(c) 主要報告方式－業務分類（續）

分類資產負債表及其他分類資料

	建築及工程合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產負債表												
分類資產	**30,015**	146,763	**27,925**	25,514	**208,515**	217,542	**212,179**	226,073	**32,296**	43,468	**510,930**	659,360
未分配之企業資產											**266,072**	280,604
總資產											**777,002**	939,964
分類負債	**92,641**	167,065	**10,353**	10,938	**3,484**	6,249	**35,144**	34,315	**–**	1	**141,622**	218,568
未分配之企業負債											**129,895**	188,266
總負債											**271,517**	406,834
其他資料												
年內產生之資本開支	**633**	503	**1,039**	938	**57**	56	**145**	63	**–**	–		
折舊	**874**	2,026	**1,992**	2,006	**46**	246	**229**	–	**3**	3		
於損益表中確認之減值虧損	**546**	8,349	**477**	–	**–**	–	**–**	–	**–**	–		
直接計入股本權益之減值虧損	**–**	–	**–**	–	**–**	–	**–**	–	**–**	360		
折舊以外之非現金開支／（收入）	**3,403**	10,575	**3,715**	570	**8,488**	27,468	**11,276**	–	**(347)**	(1,319)		

3. 營業額、收入及分類資料（續）

(d) 次要報告方式－地區分類

本集團業務遍佈全球，但主要於四個經濟地區經營業務。除少部份收入來自澳洲及其他東南亞國家外，香港及澳門、及中華人民共和國（除香港及澳門以外）（「**中國**」）為本集團所有業務之主要市場。

本集團之業務主要於四個地區經營：

香港及澳門： 建築及工程合約、製造及貿易、物業租賃及證券投資及買賣
中國： 建築及工程合約、製造及貿易及物業發展
澳洲： 物業發展
東南亞國家： 製造及貿易

於呈列地區分類之資料時，分類收益乃按客戶之地區位置為計算基準。分類資產及資本開支則按資產之地區位置為計算基準。

	香港及澳門		中國		澳洲		東南亞國家		總額	
	二零零三年	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年	**二零零三年**	二零零二年
	千港元	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元	**千港元**	千港元
對外銷售	**98,446**	193,797	**62,213**	130,530	**–**	7,421	**282**	420	**160,941**	332,168
分類資產	**285,199**	376,425	**225,699**	275,510	**32**	7,425	**–**	–	**510,930**	659,360
資本開支	**1,096**	802	**976**	994	**–**	–	**–**	–	**2,072**	1,796

4. 經營虧損

經營虧損經扣除／(計入)以下各項列賬：

	二零零三年 千港元	二零零二年 千港元
投資物業之租金及管理費收入總額	**(10,826)**	(10,472)
減：開支	**2,039**	1,964
	(8,787)	(8,508)
售出存貨成本	**24,640**	38,743
退休金計劃供款，扣除已沒收供款	**1,587**	1,358
土地及樓宇之經營租賃	**4,117**	4,751
減：撥充發展中物業之金額	**(175)**	(241)
	3,942	4,510
核數師酬金	**1,850**	2,200
滙兌收益淨額	**(9,146)**	(3,413)
出售固定資產虧損／(收益)	**108**	(959)
固定資產之減值虧損	**1,282**	9,394
折舊		
自置固定資產	**3,447**	4,703
租賃固定資產	**49**	143
	3,496	4,846
減：撥充發展中物業之金額	**(175)**	(146)
	3,321	4,700
出售持作出售機器之收益	**(1,420)**	—
員工成本(不包括董事酬金，見附註10)	**36,847**	57,059
陳舊存貨及可變現淨值撥備	**1,878**	1,171
呆壞賬撥備(a)	**2,000**	7,031
應收客戶之合約工程總額之撥備	**1,573**	347
其他資產減值撥備	**525**	—
重估買賣證券之未變現收益	**(347)**	(1,319)

4. 經營虧損（續）

(a) 向本公司一間前居間控股公司中國有色金屬（香港）集團有限公司（「**中國有色（香港）**」）提供貸款之撥備撥回約2,162,000港元，抵銷呆壞賬撥備。中國有色（香港）之清盤人已於年內支付上述款項，作為向中國有色（香港）無抵押債權人派付之首批中期股息。

5. 財務成本

	二零零三年 千港元	二零零二年 千港元
銀行借款及透支		
須於五年內悉數償還	**6,197**	9,450
毋須於五年內悉數償還	**–**	126
少數投資者借款		
須於五年內悉數償還	**224**	40
融資租賃	**21**	25
	6,442	9,641
減：撥充發展中物業之借款成本(a)	**(1,582)**	(1,938)
	4,860	7,703

(a) 借款成本按年利率5.31%（二零零二年：5.04%至6.44%）撥充資本。

6. 稅項

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備（二零零二年：無）。海外溢利之稅項乃以本年度估計應課稅溢利根據本集團經營業務所在國家之現行稅率計算。

在綜合損益表扣除之稅項如下：

	二零零三年 千港元	二零零二年 千港元
香港利得稅		
過往年度超額撥備	**(109)**	(338)
海外稅項	**157**	1,680
撥回／（產生）短暫時差之遞延稅項（見附註25）	**47**	(979)
稅項支出	**95**	363

本集團除稅前虧損之稅項與採用香港稅率計算之理論金額之差異如下：

	二零零三年 千港元	二零零二年 千港元
除稅前虧損	**(37,194)**	(136,225)
按稅率17.5%（二零零二年：16%）計算	**(6,509)**	(21,796)
其他國家不同稅率之影響	**3,507**	3,224
毋須課稅收入	**(38,303)**	(26,454)
不可扣稅之開支	**32,934**	26,290
未確認稅項虧損	**8,557**	19,099
因稅率增加產生之遞延稅項資產淨值增加	**(91)**	—
稅項支出	**95**	363

7.　股東應佔虧損

股東應佔綜合虧損包括於本公司賬目中溢利約1,567,000港元(二零零二年:95,633,000港元之虧損)。

8.　股息

董事會不建議就截至二零零三年十二月三十一日止年度派發股息(二零零二年:無)。

9.　每股虧損

每股基本虧損乃按普通股股東應佔綜合虧損約35,739,000港元(二零零二年:136,854,000港元)及年內已發行股份之加權平均數772,181,783股(二零零二年:772,181,783股)計算。

由於年內並無存在攤薄潛在股份,故並無呈列每股攤薄虧損。

10.　員工成本

	二零零三年 千港元	二零零二年 千港元
不包括董事酬金:		
工資	**35,346**	51,896
未用年假	**296**	1,470
長期服務金(撥回)/撥備	**(322)**	2,355
退休金成本－定額供款計劃	**1,527**	1,338
	36,847	57,059

11. 董事及高級行政人員酬金

(a) 董事酬金

年內應付本公司董事之酬金總額如下:

	二零零三年 千港元	二零零二年 千港元
執行董事		
袍金	–	200
薪金及津貼	**5,314**	5,639
退休金計劃供款	**60**	20
獨立非執行董事		
袍金	**910**	1,107
	6,284	6,966

年內,本集團概無向任何董事支付酬金作為加入本集團之獎勵或作為離任之補償。

按董事數目及酬金範圍之董事酬金分析如下:

	二零零三年	二零零二年
零至1,000,000港元	**7**	6
1,000,001港元至1,500,000港元	**2**	–
1,500,001港元至2,000,000港元	**–**	1
2,000,001港元至2,500,000港元	**1**	1
	10	8

年內,概無任何董事就彼等向本集團提供之服務放棄酬金(二零零二年:無)。

11. 董事及高級行政人員酬金(續)

(b) 五名最高薪金人士

五名最高薪金人士包括三名(二零零二年:兩名)執行董事,其酬金於上文(a)項中披露。其餘兩名(二零零二年:三名)人士之酬金詳情如下:

	二零零三年 **千港元**	二零零二年 千港元
薪金及津貼	**2,964**	5,560
退休金計劃供款	**214**	321
	3,178	5,881

該兩名(二零零二年:三名)最高薪金人士之酬金範圍如下:

	二零零三年	二零零二年
零至1,000,000港元	**–**	–
1,000,001港元至1,500,000港元	**–**	1
1,500,001港元至2,000,000港元	**2**	1
2,000,001港元至2,500,000港元	**–**	–
2,500,001港元至3,000,000港元	**–**	–
3,000,001港元或以上	**–**	1
	2	3

年內,本集團概無向該五名最高薪金人士支付任何酬金作為加入本集團之獎勵或作為離任之補償。

12. 固定資產

(a) 本集團於年內之固定資產變動如下：

	投資物業 千港元	土地及樓宇 千港元	租賃物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及設備 千港元	汽車 千港元	總額 千港元
成本值或估值							
於二零零三年一月一日	214,760	24,122	11,201	15,687	17,632	7,405	290,807
添置	–	–	713	405	534	420	2,072
重估虧絀	(8,250)	–	–	–	–	–	(8,250)
不合併附屬公司之影響（見附註29(b)）	–	(10,773)	(2,545)	(5,097)	(6,569)	(1,890)	(26,874)
出售	–	(2,364)	(35)	(39)	(286)	(79)	(2,803)
於二零零三年十二月三十一日	206,510	10,985	9,334	10,956	11,311	5,856	254,952
按成本值或估值之分析如下：							
成本值	–	10,985	9,334	10,956	11,311	5,856	48,442
專業估值－二零零三年	206,510	–	–	–	–	–	206,510
	206,510	10,985	9,334	10,956	11,311	5,856	254,952

12. 固定資產（續）

(a) （續）

	投資物業 千港元	土地及樓宇 千港元	租賃物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及設備 千港元	汽車 千港元	總額 千港元
累計折舊及減值虧損							
於二零零三年一月一日	–	11,068	9,224	12,802	15,837	6,124	55,055
本年度折舊	–	**149**	**1,385**	**829**	**571**	**562**	**3,496**
減值虧損撇減	–	**1,072**	**79**	–	**131**	–	**1,282**
不合併附屬公司之影響（見附註29(b)）	–	**(7,397)**	**(2,545)**	**(5,097)**	**(6,569)**	**(1,890)**	**(23,498)**
出售	–	**(1,627)**	**(35)**	**(4)**	**(182)**	**(14)**	**(1,862)**
於二零零三年十二月三十一日	–	**3,265**	**8,108**	**8,530**	**9,788**	**4,782**	**34,473**
賬面淨值							
於二零零三年十二月三十一日	**206,510**	**7,720**	**1,226**	**2,426**	**1,523**	**1,074**	**220,479**
於二零零二年十二月三十一日	214,760	13,054	1,977	2,885	1,795	1,281	235,752

12. 固定資產（續）

(b) 投資物業以及土地及樓宇按其賬面淨值之分析如下：

	投資物業		土地及樓宇	
	二零零三年 千港元	二零零二年 千港元	**二零零三年 千港元**	二零零二年 千港元
位於香港				
長期租約（超過50年）	**202,930**	210,900	**2,970**	3,530
中期租約（10-50年）	**–**	–	**–**	4,172
位於中國				
長期租約（超過50年）	**3,580**	3,860	**–**	–
中期租約（10-50年）	**–**	–	**4,750**	5,352
	206,510	214,760	**7,720**	13,054

(c) 投資物業於二零零三年十二月三十一日由獨立測量師第一太平戴維斯（香港）有限公司及捷利行測量師行有限公司按公開市值重新估值。約8,250,000港元（二零零二年：27,378,000港元）之重估虧絀已計入損益表。

(d) 一項投資物業面值約195,000,000港元（二零零二年：206,422,000港元）已抵押為本集團之銀行融資抵押品（見附註30）。

13. 於附屬公司之投資

	本公司	
	二零零三年 千港元	二零零二年 千港元
非上市股份－按成本值	**695,296**	695,296
減：減值撥備	**(695,296)**	(695,296)
	–	–
貸款予附屬公司(a)	**49,725**	100,141
減：附屬公司之貸款撥備	**(45,726)**	(99,802)
	3,999	339
應收附屬公司款項(b)	**917,145**	931,941
減：應收附屬公司之款項撥備	**(514,456)**	(512,055)
	402,689	419,886
	406,688	420,225

(a) 給予附屬公司之貸款包括一筆給予一間附屬公司之免息貸款約2,587,000港元（二零零二年：3,627,000港元）。其餘款項乃按商業貸款利率計息。所有未償還貸款均為無抵押，並應要求償還。

(b) 應收附屬公司款項為無抵押、免息及應要求償還。

13. 於附屬公司之投資(續)

(c) 以下為本公司於二零零三年十二月三十一日之主要附屬公司之名單:

公司名稱	註冊成立/營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 本集團之實際持股量	直接由本公司持有	間接由本公司持有	主要業務
慧珠發展有限公司	香港	1,000股每股面值1港元	100	–	100	物業投資
爭輝有限公司	香港	500,000股每股面值1港元	100	–	100	提供管理服務
輝中有限公司	香港	10,000股每股面值1港元	100	–	100	物業投資
東莞百閩防火門有限公司(ii)	中國	12,062,711元人民幣	52	–	52	製造防火門
東昌(香港)有限公司	香港	2股每股面值1港元	100	–	100	物業投資
銀豐工程有限公司	香港/香港及中國	100股每股面值1港元及500,000股無投票權遞延股每股面值1港元	52	–	52	銷售及安裝防火材料及產品
銀豐集團有限公司	英屬處女群島/香港及中國	10,000股每股面值1美元及4股無投票權遞延股每股面值1美元	52	–	52	投資控股

13. 於附屬公司之投資（續）

(c)　（續）

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 本集團之實際持股量	直接由本公司持有	間接由本公司持有	主要業務
Fantasia Venture Limited	英屬處女群島／中國	1股面值1美元	100	–	100	投資控股
富利暉有限公司	香港	2股每股面值1港元	100	–	100	物業投資
Geraldine Profits Limited	英屬處女群島／香港	1股面值1美元	100	–	100	證券買賣
鴻威置業有限公司	香港／中國	2股每股面值1港元	100	–	100	物業投資
積架發展有限公司	英屬處女群島	1股面值1美元	100	–	100	投資控股
積架石油化工有限公司	香港	10股每股面值100港元及20,000股無投票權遞延股每股面值100港元	100	–	100	潤滑油及化工產品製造及貿易
積架石油化工集團有限公司	英屬處女群島／香港及中國	100股每股面值1美元	100	–	100	投資控股

13. 於附屬公司之投資（續）

(c) （續）

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	本集團之實際持股量	股權百分比 直接由本公司持有	股權百分比 間接由本公司持有	主要業務
Jaeger Trading (Overseas) Limited	尼維斯群島	2股每股面值1愛爾蘭元	100	–	100	提供代理及顧問服務
金文實業有限公司	香港	1,000股每股面值1港元	100	–	100	證券買賣
景禮發展有限公司	香港	1,000股每股面值1港元	100	–	100	為其他集團公司提供融資服務
凌駿有限公司	香港	2股每股面值1港元	100	–	100	物業投資
東方有色有限公司	香港	2股每股面值1港元	100	–	100	投資控股
ONFEM Finance Limited	英屬處女群島／香港	1,000股每股面值1美元	100	100	–	為其他集團公司提供融資服務
ONFEM Investments Limited	英屬處女群島／香港	100股每股面值10美元	100	100	–	投資控股
Pedviking Pty. Limited	澳洲	250股每股面值1澳元	100	–	100	物業發展

13. 於附屬公司之投資（續）

(c)（續）

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 本集團之實際持股量	直接由本公司持有	間接由本公司持有	主要業務
多利加建設工程有限公司(iii)	中國	5,000,000美元	51	–	51	電機及機械工程業務
多利加工程（集團）有限公司	英屬處女群島／香港及中國	100股每股面值1美元	51	–	51	投資控股
多利加工程有限公司	香港	1,000,000股每股面值0.01港元及1,000,000股無投票權遞延股每股面值1港元	51	–	51	電機及機械工程業務
Polycrown International Engineering Limited Inc.	巴拿馬共和國	500股	51	–	51	貿易、市場推廣及設計
綽利有限公司	薩摩亞／挪威	1股面值1美元	100	–	100	投資控股
天業管理有限公司	香港	2股每股面值1港元	100	–	100	物業管理
溢成置業有限公司	香港／中國	2股每股面值1港元	100	–	100	物業投資

13. 於附屬公司之投資（續）

(c) （續）

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 本集團之實際持股量	直接由本公司持有	間接由本公司持有	主要業務
Virtyre Limited	香港	2股每股面值10港元	100	–	100	物業投資
Wellstep Management Limited	英屬處女群島／香港	30,000股每股面值1美元	52	–	52	投資控股
燊利有限公司	香港	100股每股面值10港元	100	–	100	證券買賣
珠海東方海天置業有限公司(iv)	中國	44,000,000元人民幣	80	–	80	物業發展

(i) 除另有指明外，所持有之股份類別均屬普通股。截至二零零三年十二月三十一日止年度內任何時間，各附屬公司概無發行任何借貸股本。

(ii) 東莞百聞防火門有限公司（「**東莞百聞**」）乃一間於中國成立之中外合資合營企業，營運期為期12年，直至二零零五年為止，而本公司擁有52%權益之附屬公司百聞防火門（香港）有限公司則為其合營者。根據合營協議之條款，中方合營者有權享有每年固定分配金額60,000元人民幣。百聞防火門（香港）有限公司有權分享扣除向中方合營者作出之分配後東莞百聞之所有溢利／虧損。

(iii) 多利加建設工程有限公司（「**多利加建設**」）乃一間於中國成立之中外合資合營企業，營運期為期30年，直至二零二七年為止，而本公司擁有51%權益之附屬公司多利加工程有限公司則為其合營者。根據合營協議之條款，中方合營者有權享有每年固定分配金額300,000元人民幣。多利加工程有限公司有權分享扣除向中方合營者作出之分配後多利加建設之所有溢利／虧損。

(iv) 珠海東方海天置業有限公司（「**海天置業**」）乃一間於中國成立之中外合資合營公司，營運期為期8年，直至二零零七年為止（見附註36）。

(d) 本公司已承諾繼續對若干出現負債淨額之附屬公司日後營運提供資助。

14. 非買賣證券

	本集團	
	二零零三年 千港元	二零零二年 千港元
股本證券：		
香港上市，按公平值	**28,440**	16,560
非上市證券成本值(a)	**243,600**	243,600
減：減值撥備	**(243,600)**	(243,600)
	–	–
	28,440	16,560
上市證券之公開市值	**28,440**	16,560

(a) 二零零三年十二月三十一日，本集團持有京域高速公路有限公司（「**京域**」）普通股本約15.3%（二零零二年：15.3%）。京域於英屬處女群島註冊成立。根據香港特別行政區（「**香港特區**」）高等法院於二零零零年六月十二日向京域主要附屬公司京冠高速公路有限公司（「**京冠**」）發出之清盤令，清盤人已扣留京冠之所有財務資料。因此，京域之原投資成本約為243,600,000港元已作全數撥備。

15. 其他資產

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
可轉讓債券	**1,312**	1,492	**1,312**	1,492
其他	**426**	834	–	–
	1,738	2,326	**1,312**	1,492

16. 存貨

	本集團	
	二零零三年	二零零二年
	千港元	千港元
製造及貿易存貨(a)		
原料	**5,212**	7,007
在製品	**231**	1,052
製成品	**10,601**	9,529
	16,044	17,588
減:陳舊存貨撥備	**(8,465)**	(6,842)
	7,579	10,746
發展中物業一位於中國(b)	**222,172**	215,772
減:可變現淨值撥備	**(11,276)**	–
	210,896	215,772
持作出售物業	**–**	2,709
持作出售機器	**–**	4,713
減:可變現淨值撥備	**–**	(4,213)
	–	500
	218,475	229,727

(a) 若干存貨乃根據信託收據借款安排持有(見附註30)。

(b) 發展中物業預期於一年後收回,其他存貨均預期於一年內收回。

17. 應收／應付少數投資者款項

與少數投資者之間之結餘為無抵押、免息及無固定還款期。

18. 貿易及其他應收款項

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	**二零零三年 千港元**	二零零二年 千港元
貿易及合約應收款項，淨額(a)	**32,094**	70,986	–	–
應收保固金（見附註19）	**3,883**	18,313	–	–
按金	**1,529**	7,820	**910**	6,335
預付款項	**1,002**	1,260	**462**	221
其他	**9,884**	4,833	**6,450**	484
	48,392	103,212	**7,822**	7,040

(a) 貿易及合約應收款項之賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
0至30日	**28,233**	44,804
31至60日	**5,715**	12,435
61至90日	**5,559**	5,045
超過90日	**47,083**	94,862
	86,590	157,146
減：呆壞賬撥備	**(54,496)**	(86,160)
	32,094	70,986

本集團一般自發票日期起給予30日至60日信貸期。

19. 在建工程合約

	本集團	
	二零零三年 **千港元**	二零零二年 千港元
已發生之合約成本加應佔溢利減可見將來之虧損	**609,171**	1,211,952
減:目前之工程進度賬款	**(622,273)**	(1,226,244)
	(13,102)	(14,292)
包括於流動資產/(負債):		
應收客戶之合約工程總額	**3,261**	13,055
應付客戶之合約工程總額	**(16,363)**	(27,347)
	(13,102)	(14,292)

於二零零三年十二月三十一日,客戶持有合約工程保固金約607,000港元(二零零二年:3,488,000港元)及3,883,000港元(二零零二年:18,313,000港元)已分別計入於非流動應收保固金及於附註18之本集團的貿易及其他應收款項。

20. 買賣證券

	本集團	
	二零零三年 **千港元**	二零零二年 千港元
按公平值:		
香港上市之股本證券	**2,142**	7,738
海外上市之股本證券	**–**	12,905
	2,142	20,643
上市證券之公開市值	**2,142**	20,643

21. 現金及銀行存款

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
銀行存款(a)	**199,126**	210,514	**176,032**	168,320
庫存現金	**162**	126	**—**	—
	199,288	210,640	**176,032**	168,320

(a) 於二零零二年十二月三十一日，銀行存款內包括因與一間銀行（「**該銀行**」）之糾紛而被凍結之淨額約為7,017,000港元，即一筆銀行存款本金連利息但扣除就不可收回部份作4,700,000港元撥備之總額。於二零零三年八月十四日，本公司與該銀行訂立和解協議以解決糾紛，及其後該銀行已於二零零三年八月二十二日向本公司發回該筆淨額。

22. 貿易及其他應付款項

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
貿易、票據及合約 應付賬款(a)	**76,796**	121,181	**3,326**	85
應付保固金	**1,840**	7,590	**—**	—
應計費用及應付建築成本	**28,756**	33,061	**3,924**	3,355
撥備(b)	**17,176**	7,028	**50,078**	96,817
臨時收款	**165**	5,016	**—**	—
已收租金按金	**1,131**	1,557	**—**	—
其他	**10,001**	15,277	**—**	—
	135,865	190,710	**57,328**	100,257

22. 貿易及其他應付款項(續)

(a) 貿易、票據及合約應付賬款之賬齡分析如下:

	本集團 二零零三年 千港元	本集團 二零零二年 千港元
0至30日	**6,894**	28,893
31至60日	**1,394**	2,085
61至90日	**1,124**	2,182
超過90日	**67,384**	88,021
	76,796	121,181

(b) 撥備

	本集團 銀行擔保撥備 千港元	本集團 合約工程撥備 千港元	本集團 總額 千港元
於二零零三年一月一日	—	7,028	7,028
增加	**10,148**	**—**	**10,148**
於二零零三年十二月三十一日	**10,148**	**7,028**	**17,176**

銀行擔保撥備指就於年內不合併之附屬公司(見附註29(b))之銀行信貸所提供擔保而作出之撥備。

22. 貿易及其他應付款項（續）

(b) 撥備（續）

合約工程撥備指承包商及其他第三者就若干合約工程向本集團提出索償之款項。

	本公司 銀行擔保撥備 千港元
於二零零三年一月一日	96,817
增加	**9,358**
減：已付款項	**(56,097)**
於二零零三年十二月三十一日	**50,078**

該款項指本公司就若干現有附屬公司及一間於年內不合併之附屬公司（現附註29(b)）所獲之銀行信貸而向多間銀行提供之擔保而作出之撥備。

23. 短期借款

	本集團 二零零三年 千港元	 二零零二年 千港元
銀行透支，有抵押	**37,041**	67,444
信託收據借款，有抵押	**3,253**	26,024
銀行借款，有抵押	**26,455**	26,526
長期借款之即期部份（見附註24）	**28**	11,050
少數投資者之借款(a)	**4,527**	3,320
	71,304	134,364

(a) 該項結餘為無抵押，年息率為5.31%，並須於下年度償還。

24. 長期借款

	本集團	
	二零零三年 千港元	二零零二年 千港元
銀行借款，有抵押	–	10,881
融資租賃之責任(a)	**28**	227
	28	11,108
長期借款之即期部份(見附註23)	**(28)**	(11,050)
	–	58

本集團之長期借款分析如下：

	二零零三年 千港元	二零零二年 千港元
銀行借款		
須於一年內悉數償還	–	10,881
融資租賃之責任		
須於五年內悉數償還	**28**	227
	28	11,108

24. 長期借款(續)

(a) 於二零零三年十二月三十一日,本集團之融資租賃負債須於以下期間償還:

	二零零三年 千港元	二零零二年 千港元
一年內	**35**	192
第二至第五年	**–**	64
	35	256
融資租賃之未來融資費用	**(7)**	(29)
融資租賃負債之現值	**28**	227
融資租賃負債之現值分析如下:		
一年內	**28**	169
第二至第五年	**–**	58
	28	227

25. 遞延稅項

遞延稅項乃採用負債法就短暫時差按主要稅率17.5%(二零零二年:16%)全數計算。

與稅務虧損有關之遞延稅項資產於年內之變動如下:

	本集團	
	二零零三年 千港元	二零零二年 千港元
於一月一日	**979**	–
在損益表(扣除)/計入之遞延稅項(見附註6)	**(47)**	979
於十二月三十一日	**932**	979

25. 遞延税項(續)

遞延所得税資產乃因應相關税務利益可透過未來應課税溢利變現而就所結轉之税務虧損作確認。於二零零三年十二月三十一日,本集團於香港之可結轉而用作與未來應課税收入抵銷之未確認税務虧損約為359,717,000港元(二零零二年:450,397,000港元);該等税務虧損概無屆滿日期。此外,本集團於二零零三年十二月三十一日在中國之未確認税務虧損約為16,489,000港元(二零零二年:10,323,000港元);該等税務虧損將於五年內屆滿。

26. 股本

	二零零三年		二零零二年	
	股數	**金額**	股數	金額
	千股	**千港元**	千股	千港元
法定:				
每股面值0.1港元普通股	2,000,000	200,000	2,000,000	200,000
已發行及繳足:				
每股面值0.1港元普通股	772,182	77,218	772,182	77,218

(a) 購股權

於二零零三年五月二十九日,本公司採納一項新購股權計劃(「**新計劃**」)。於新計劃採納當日起至二零零三年十二月三十一日止期間,概無據此授出購股權。同日,本公司於一九九三年九月三十日採納之舊購股權計劃(「**舊計劃**」)已告終止。於二零零三年十二月三十一日及二零零二年十二月三十一日,概無根據新計劃及舊計劃授出而尚未行使之購股權。

1. *新計劃之目的*

認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻

2. *新計劃之參與者*

本集團屬下任何公司之董事、僱員、諮詢人、顧問、承包商或與本集團屬下任何公司有業務或其他關係之任何人士,或本公司董事會全權酌情認為曾經或可能對本集團作出貢獻之任何人士

26. 股本(續)

(a) 購股權(續)

3. *股份數目上限*

因行使根據新計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權而可能發行之股份數目上限,合共不得超過本公司不時之已發行股本30%

4. *根據購股權須認購股份之期限*

本公司董事會或會全權酌情釐定行使購股權之期限及知會各承授人,惟該期限不得超過由本公司董事會發出購股權要約當日起計10 年,提早終止除外

5. *須於行使前持有購股權之最短期限*

不適用

6. *接納之期限及接納購股權之應付金額*

根據新計劃而發出之購股權要約可於接獲要約當日起計28個工作日內接納,而接納購股權之應付金額為10 港元

7. *釐定認購價之基準*

認購價將於授出有關購股權時由本公司董事會釐定,惟不可低於以下的最高者:

(i) 於授出有關購股權當日本公司股份於香港聯合交易所有限公司(「**聯交所**」)每日報價表所示之每股收市價;

(ii) 於緊接授出有關購股權當日前五個營業日本公司股份於聯交所每日報價表所示之每股平均收市價;及

(iii) 本公司股份之面值

26. 股本(續)

(a) 購股權(續)

8. 新計劃之剩餘期限

新計劃於二零零三年五月二十九日採納,由採納日期起計10年內有效

27. 儲備

(a) 本集團

本年度儲備之變動列示如下:

	股份溢價 千港元	實繳盈餘 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	累計虧損 千港元	總額 千港元
於二零零二年一月一日	409,738	601,415	769	–	(453,021)	558,901
換算海外附屬公司賬目所產生之滙兑差額	–	–	–	–	153	153
重估非買賣證券之虧絀	–	–	–	(360)	–	(360)
本年度虧損	–	–	–	–	(136,854)	(136,854)
於二零零二年十二月三十一日	409,738	601,415	769	(360)	(589,722)	421,840
換算海外附屬公司賬目所產生之滙兑差額	**–**	**–**	**–**	**–**	**(492)**	**(492)**
重估非買賣證券之盈餘	**–**	**–**	**–**	**11,880**	**–**	**11,880**
本年度虧損	**–**	**–**	**–**	**–**	**(35,739)**	**(35,739)**
於二零零三年十二月三十一日	**409,738**	**601,415**	**769**	**11,520**	**(625,953)**	**397,489**

27. 儲備（續）

(b) 本公司

本年度儲備之變動列示如下：

	股份溢價 千港元	實繳盈餘 千港元	資本贖回 儲備 千港元	累計虧損 千港元	總額 千港元
於二零零二年一月一日	409,738	575,220	769	(409,257)	576,470
本年度虧損	–	–	–	(95,633)	(95,633)
於二零零二年十二月三十一日	409,738	575,220	769	(504,890)	480,837
本年度溢利	**–**	**–**	**–**	**1,567**	**1,567**
於二零零三年十二月三十一日	**409,738**	**575,220**	**769**	**(503,323)**	**482,404**

(c) 實繳盈餘主要指本公司於收購ONFEM Investments Limited股份之公平價值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定，實繳盈餘可供分派予股東，但在下列情況下公司不能宣派或派發股息或分派實繳盈餘：(i)倘本公司現時或於作出分派後未能支付到期債務，或(ii)本公司資產之可變現價值低於其負債、已發行股本及股份溢價賬之總和。

(d) 本公司於二零零三年十二月三十一日可供分派予股東之儲備總額約為72,666,000港元（二零零二年：71,099,000港元）。

28. 退休金責任

本集團為其香港之合資格僱員參與定額供款退休金計劃及強制性公積金(「**強積金**」)計劃。

本集團為其聘用之若干合資格僱員(「**該等僱員**」)提供一項定額供款退休金計劃。本集團須以該等僱員月薪5%之比率作為計劃之每月供款。而倘參與此定額供款計劃之該等僱員自加入本集團之日起計服務滿10年,則可於退休或離職時領取僱主全部供款連同應計利息;倘自加入本集團之日起計服務滿3至9年,則可領取僱主供款之30%至90%。

香港特區政府於二零零零年十二月一日推出強積金計劃(一項由獨立信託人管理之定額供款計劃)後,本集團於香港的各附屬公司及該等未能參與前述之退休金計劃之僱員須每月分別按僱員根據強積金法例定義的現金收入5%作出供款。香港各附屬公司及僱員之供款上限均為每月1,000港元,超過此數額之額外供款屬自願性質,並不受任何限制。強積金供款在支付予強積金計劃認可信託人後即時全數歸屬僱員所有,作為應計利益。用應計利益作投資所產生之投資收入或溢利(經計及該投資所產生之任何虧損後)亦即時歸屬予僱員。

本集團之供款於發生時列作開支,並以僱員在可全數獲得供款前退出計劃之沒收供款扣減。年內已動用合共約302,000港元之已沒收供款(二零零二年:519,000港元),而於二零零三年十二月三十一日並無可使用之未動用沒收供款。

根據中國之法規規定,本集團為其中國之僱員就當地政府所規定向國家資助退休計劃供款,此退休計劃為界定供款計劃。除僱員按其基本薪金供款5%至7%外,本集團需根據地方政府之規定按中國之僱員基本薪金5%至22.5%向該計劃供款。除此筆每年之供款外,本集團並無其他實際繳付退休金或退休福利之責任。

29. 綜合現金流量表附註

(a) 除稅前虧損與經營業務所得現金淨額之對賬

	附註	二零零三年 千港元	二零零二年 千港元
除稅前虧損		**(37,194)**	(136,225)
利息收入		**(4,090)**	(6,041)
利息支出		**4,860**	7,703
折舊		**3,496**	4,846
投資物業重估虧損		**8,250**	27,378
固定資產之減值虧損		**1,282**	9,394
出售固定資產虧損／(收益)		**108**	(959)
不合併附屬公司之收益	29(b)	**(38,747)**	–
上市投資之股息收入		**(788)**	(1,058)
其他資產減值撥備		**525**	–
發展中物業撥備		**11,276**	–
陳舊存貨及可變現淨值撥備		**1,878**	1,171
呆壞賬撥備		**2,000**	7,031
應收客戶之合約工程總額之撥備		**1,573**	347
出售買賣證券之已變現收益		**(5,474)**	(354)
重估買賣證券之未變現收益		**(347)**	(1,319)
營運資本變動前經營虧損		**(51,392)**	(88,086)
應收保固金減少／(增加)，非即期部分		**2,881**	(3,488)
其他資產減少／(增加)		**63**	(53)
存貨(增加)／減少		**(3,029)**	20,695
應收同系附屬公司款項減少／(增加)		**79**	(39)
應收少數投資者款項減少		**–**	5,478
貿易及其他應收款項減少		**42,969**	40,220
應收／應付客戶之合約工程總額減少淨額		**1,626**	15,608
已抵押存款減少		**35,936**	30,994
已凍結存款減少		**7,017**	28,983
應付居間控股公司款項減少		**(3)**	(3)
應付少數投資者款項增加		**2,640**	589
貿易及其他應付款項減少		**(6,045)**	(34,289)
其他負債(減少)／增加		**(554)**	638
滙兑調整		**(748)**	3
經營業務所得現金		**31,440**	17,250

29. 綜合現金流量表附註(續)

(b) 不合併附屬公司

	附註	二零零三年 千港元
於不合併日期之負債淨值		
固定資產		**3,376**
持作出售物業		**2,709**
貿易及其他應收款項		**9,851**
應收少數投資者款項		**1,861**
已抵押存款		**12,458**
現金及銀行存款		**3,492**
應付少數投資者款項		**(5,075)**
貿易及其他應付款項		**(58,888)**
應付客戶之合約工程總額		**(4,389)**
應付税項		**(1,738)**
應付股息		**(1,836)**
短期銀行借款	29(d)	**(10,754)**
銀行透支		**(11,801)**
		(60,734)
銀行擔保撥備	22(b)	**10,148**
償還已不合併附屬公司之負債	29(c)	**11,839**
不合併附屬公司之收益	29(a)	**(38,747)**

於二零零三年九月八日,香港特區高等法院(「**法院**」)舉行押後聆訊,法院於同日分別向瑞和工程有限公司(「**瑞和工程**」)及瑞和工程(中國)有限公司(「**瑞和中國**」)(均為本公司擁有52%權益之附屬公司)頒佈清盤令。因此,自二零零三年九月八日(清盤令生效之日)起本公司概無將瑞和工程、瑞和中國及彼等之附屬公司計入本公司之綜合業績內。

29. 綜合現金流量表附註(續)

(b) 不合併附屬公司(續)

年內,本集團代瑞和工程及瑞和中國償還若干銀行借款共約57,672,000港元,其中11,839,000港元於二零零三年九月八日後償還。該等款項先前已由本集團若干資產抵押。本集團進一步就已不合併附屬公司之銀行信貸所提供擔保之金額約10,148,000港元作出全數撥備(見附註22(b))。

於截至二零零三年十二月三十一日止年度,已不合併附屬公司佔本集團之綜合營業額及股東應佔虧損淨額分別約10,586,000港元及7,881,000港元(二零零二年:分別為11,114,000港元及43,640,000港元)。

(c) 有關因不合併附屬公司之現金及銀行存款流出淨額分析

	附註	二零零三年 千港元
償還已不合併附屬公司之負債	29(b)	**(11,839)**
已不合併之現金及現金等值項目		**8,309**
所動用之現金淨額		**(3,530)**

29. 綜合現金流量表附註(續)

(d) 年內融資變動之分析

	短期及長期借款[i] 千港元
於二零零二年一月一日	100,196
新增借款	3,416
償還借款	(61,002)
轉撥至應付少數投資者款項	(1,656)
於二零零二年十二月三十一日	40,954
新增借款	**3,600**
償還融資租賃責任	**(199)**
轉撥自應付少數投資者款項	**950**
滙兑差額	**(288)**
不合併附屬公司(見附註29(b))	**(10,754)**
於二零零三年十二月三十一日	**34,263**

[i] *於二零零三年十二月三十一日,上述短期及長期借款均不包括銀行透支。*

(e) 現金及現金等值項目

	二零零三年 千港元	二零零二年 千港元
現金及銀行存款(不包括凍結存款)	**199,288**	203,623
銀行透支,有抵押	**(37,041)**	(67,444)
信託收據銀行借款,有抵押	**–**	(26,024)
	162,247	110,155

30. 銀行信貸

本集團於二零零三年十二月三十一日之銀行信貸合共約為81,256,000港元(二零零二年:163,823,000港元),而同日之未動用信貸約為13,146,000港元(二零零二年:9,251,000港元)。信貸之抵押包括:

(a) 本集團及本公司分別約53,210,000港元(二零零二年:101,604,000港元)及25,096,000港元(二零零二年:56,574,000港元)之定期存款;

(b) 賬面值約195,000,000港元(二零零二年:206,422,000港元)之一項投資物業;

(c) 本集團以信託收據借款安排持有之若干存貨;及

(d) 本公司及若干附屬公司所作之企業擔保。

31. 承擔

(a) 本集團於二零零三年十二月三十一日之未償付資本承擔如下:

	二零零三年 千港元	二零零二年 千港元
發展中物業已訂約但未撥備承擔	**145,814**	142,385

於二零零三年十二月三十一日,本公司並無任何資本承擔(二零零二年:無)。

(b) 於二零零三年十二月三十一日,本集團根據不可撤回之經營租賃而於未來支付之最低租金詳情如下:

	二零零三年 千港元	二零零二年 千港元
應付之日後最低租金		
一年內	**2,823**	3,182
一年後但五年內	**3,299**	6,149
五年後	**3,772**	4,587
	9,894	13,918

於二零零三年十二月三十一日,本公司並無任何經營租賃之承擔(二零零二年:無)。

31. 承擔（續）

(c) 本集團根據經營租賃租出投資物業，租賃期一般為一至五年。租約概無包括或然租金。

於二零零三年十二月三十一日，本集團根據不可撤回之經營租賃而於未來收取之最低租金收入如下：

	二零零三年 千港元	二零零二年 千港元
不多於一年	**9,621**	10,043
一年以上但於五年以內	**8,828**	8,786
	18,449	18,829

於二零零三年十二月三十一日，本公司概無任何租金收入之未償還承擔（二零零二年：無）。

32. 或然負債

於二零零三年十二月三十一日存在之或然負債如下：

(a) 本集團承諾解除一間銀行就本集團之建築合約而發出之履約保函所產生之責任約1,356,000港元（二零零二年：15,840,000 港元）。

(b) 本公司擁有就若干現有附屬公司所獲之銀行信貸而向數間銀行提供之尚未解除之企業擔保約54,900,000港元（二零零二年：106,900,000港元）。於二零零三年十二月三十一日，本公司就該等企業擔保於本公司之賬目作出撥備合共約39,930,000港元（二零零二年：96,817,000港元）（見附註22(b)）。

(c) 本集團已承諾及履行為香港及中國多個客戶完成電機工程項目。就該等項目，本集團可能就有關之應付稅款而產生潛在額外費用。由於無法可靠釐定額外費用（倘有），本集團並無為此作出撥備。

33. 關連人士交易

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

(a) 本集團與關連人士按一般商業條款及於本集團日常及一般業務過程中進行之重大交易如下：

	二零零三年 千港元	二零零二年 千港元
應佔居間控股公司行政費用	–	626
已付一同系附屬公司之租金開支	**857**	–

(b) 應收同系附屬公司款項均為無抵押、不計息，且無固定還款期。

34. 貸款予附屬公司

	本公司 二零零三年 千港元	 二零零二年 千港元
貸款予附屬公司	**2,544**	18,489
減：附屬公司貸款撥備	**(2,544)**	(13,823)
	–	4,666

貸款予附屬公司乃無抵押，按商業借貸利率計息，並須於下一年度償還。

35. 最終控股公司

董事認為，最終控股公司為在中國成立之中國五金礦產進出口總公司，而其於二零零四年一月十八日改名為中國五礦集團公司。

36. 結算日後事項

於二零零四年一月八日，本公司一間全資附屬公司訂立協議認購海天置業（見附註13(c)(iv)）餘下20%股份權益，總代價約為12,859,000元人民幣（相等於約11,895,000港元）。收購代價已悉數支付，而海天置業自二零零四年二月二十日起已成為本公司之全資附屬公司。

37. 批准賬目

董事會已於二零零四年四月十九日批准本賬目。

1. 持作投資用途之主要物業

地點	現時用途	租賃期
香港中環雲咸街29號 東方有色大廈 內地段1005號	商業	長期
中國上海浦東張楊路海怡別墅 怡翠閣8樓A及B室	住宅	長期
香港鰂魚涌太古灣道22號太古城海景花園 綠楊閣13樓B室	住宅	長期
香港灣仔太源街38號太源閣19樓D室	住宅	長期
香港柴灣盛泰道100號杏花村第二期8樓6室	住宅	長期

2. 主要發展中物業

地點	施工階段	預期落成日期	擬定用途	地盤面積／總樓面面積（平方米）	本集團的權益
中國廣東省 珠海市 香洲區吉大海景路 與海洲路交界	地下結構 工程完成	二零零五年 十二月	住宅及商業	16,454/91,096	於二零零三年 十二月三十一日 為80% （於二零零四年 二月二十日 增至100%）

	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
營業額	**160,941**	332,168	315,580	470,641	1,130,877
經營(虧損)/溢利	**(32,334)**	(128,522)	(374,072)	22,810	146,067
財務成本	**(4,860)**	(7,703)	(8,731)	(14,505)	(44,032)
除税前(虧損)/溢利	**(37,194)**	(136,225)	(382,803)	8,305	102,035
税項	**(95)**	(363)	(13,944)	(2,391)	(32,481)
少數股東權益	**1,550**	(266)	23,013	5,611	(43,721)
股東應佔(虧損)/溢利	**(35,739)**	(136,854)	(373,734)	11,525	25,833
資產與負債					
非流動資產	**252,196**	259,105	315,494	483,099	477,199
流動資產淨值	**259,698**	280,249	362,599	610,791	680,032
總資產減流動負債	**511,894**	539,354	678,093	1,093,890	1,157,231
非流動負債	**(6,409)**	(6,224)	(5,958)	(42,490)	(93,408)
少數股東權益	**(30,778)**	(34,072)	(36,016)	(58,684)	(62,838)
	474,707	499,058	636,119	992,716	1,000,985
股東	**77,218**	77,218	77,218	77,218	77,218
儲備	**397,489**	421,840	558,901	915,498	923,767
股東資金	**474,707**	499,058	636,119	992,716	1,000,985

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR USE BY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD ON THURSDAY, 27 MAY 2004 AT 10:30 A.M.

I/We, *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(Note 2)* ______________ shares of HK$0.10 each in the capital of the above-named company (the "**Company**"), hereby appoint *(Note 3)* the Chairman of the Annual General Meeting or ______________________________

of ______________________________

as my/our proxy, to attend and act for me/us at the Annual General Meeting (the "**Meeting**") of the Company to be held on Thursday, 27 May 2004 at 10:30 a.m. at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong and at any adjournment thereof for the purpose of considering and, if thought fit, passing the Ordinary and Special Resolutions as set out in the Notice convening the Meeting and at the Meeting to vote on my/our behalf as indicated below.

Please indicate with a "X" in the boxes provided how you wish the proxy to vote on your behalf *(Note 4)*.

	ORDINARY RESOLUTIONS	**FOR**	**AGAINST**
1.	To adopt the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2003.		
2.	(a) To re-elect Mr. Qian Wenchao as a director.		
	(b) To re-elect Ms. He Xiaoli as a director.		
	(c) To re-elect Ms. Tam Wai Chu, Maria as a director.		
	(d) To authorise the board of directors of the Company ("**Directors**") to fix the remuneration of directors.		
3.	To fix the maximum number of directors at 12 and to authorise the Directors to appoint additional directors up to such maximum number.		
4.	To re-appoint Messrs. PricewaterhouseCoopers as auditors for the ensuing year and to authorise the Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot additional shares not exceeding 20% of the issued share capital of the Company.		
6.	To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company.		
7.	To extend the general mandate on the issue of additional shares.		
	SPECIAL RESOLUTION		
8.	To approve the amendments to the bye-laws of the Company.		

Dated this ________ day of ______________ 2004.   Shareholder's signature: *(Note 5)*: ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares in the Company of HK$0.10 each registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If you wish to appoint a person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Annual General Meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIATED BY THE PERSON WHO SIGNS IT.**
4. If this form returned is duly signed but without a specific indication as to how your proxy should vote, the proxy will vote or abstain at his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer of the corporation or attorney duly authorised in that behalf.
6. In order to be valid, this form of proxy and the power of attorney, or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjourned meeting.
7. Completion and return of this form of proxy will not preclude the appointor from attending and voting at the Meeting. In that event this form of proxy will be deemed to have been revoked.
8. In the case of joint holders of a share, any one of such holders may vote at the Meeting either in person or by proxy in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

適用於謹訂於二零零四年五月二十七日星期四上午十時三十分舉行之本公司股東週年大會之代表委任表格

本人／吾等 *(附註1)* ______________________________

地址為 ______________________________

為上述公司(「**本公司**」)股本中每股面值0.10港元股份 *(附註2)* ______________ 股之登記持有人，茲委任 *(附註3)* 股東週年大會主席或 ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零四年五月二十七日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場南西座皇朝會七樓會議室舉行之股東週年大會(「**大會**」)及其任何續會，藉以考慮並(認為合適)通過該大會通告所載之普通及特別決議案，並於大會上按下列指示代表本人／吾等投票。

請在空格上填上「X」以指示代表投票 *(附註4)*。

	普通決議案	**贊成**	**反對**
1.	省覽截至二零零三年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告。		
2.	(a) 重選錢文超先生為董事。		
	(b) 重選何小麗女士為董事。		
	(c) 重選譚惠珠女士為董事。		
	(d) 授權本公司董事會(「**董事會**」)釐定董事之酬金。		
3.	設定董事人數上限為十二名，並授權董事會在該限額內委聘新董事。		
4.	續聘羅兵咸永道會計師事務所為來年核數師，並授權董事會釐定其酬金。		
5.	授予董事會一般性授權以配發不超過本公司已發行股本20%之額外股份。		
6.	授予董事會一般性授權以購回不超過本公司已發行股本10%之本公司股份。		
7.	擴大發行額外股份之一般性授權。		
	特別決議案		
8.	通過修訂本公司章程細則。		

日期，二零零四年 __________ 月 __________ 日　　　　股東簽署 *(附註5)*：______________________

附註：

1. 請以**正楷**填寫全名及地址。
2. 請填上以　閣下名義登記及與本代表委任表格有關之本公司每股面值0.10港元之股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記之本公司股份有關。
3. 如擬委任大會主席以外之人士為代表，請刪去「股東週年大會主席或」字樣，並在空欄內填上擬委任代表之姓名及地址。代表毋須為本公司股東，但必須親身出席大會以代表　閣下。**本代表委任表格如有任何修改，必須由簽署人簡簽示可。**
4. 倘交回之本代表委任表格已正式簽署，但未有向　閣下之代表指示指定之投票意願，則代表可酌情投票或放棄投票。代表亦可酌情就正式提呈大會而未有載入大會通告之任何決議案投票。
5. 本代表委任表格必須由委任人或其正式書面授權之授權人簽署。如委任人為法人團體，則本代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司於香港之股份過戶登記分處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901至5室，方為有效。
7. 填妥並交回本代表委任表格後，委任人仍可出席大會並於會上投票。屆時本代表委任表格將會被視作撤銷論。
8. 倘屬股份之聯名持有人，則該等持有人中之任何一位均可於大會上投票(不論親身或委派代表)，猶如其為唯一持有人，但倘多於一位聯名持有人出席大會(不論親身或委派代表)，則上述出席之人士僅就相關股份登記於股東名冊中排名最先者方有權投票。

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
股份代號：230

公佈
關連交易

於二零零四年四月二十九日，PWI(本公司之全資附屬公司)、中宜及後者之股東(包括江先生、姜先生、麥先生及胡先生)簽訂有關PWI收購由中宜持有之48% EHL權益及轉讓銀豐工程欠中宜之債項權益之買賣協議。

於該收購前，EHL為本公司持有52%之非全資附屬公司。於完成該收購後，EHL將成為本公司之全資附屬公司及於完成該收購時，本公司、EHL及買賣協議之合約方將簽訂補充協議，以修改認購及股東協議，以反映中宜已終止為EHL之股東。

根據上市規則，中宜、姜先生及麥先生均為本公司之關連人士，因此該收購構成本公司之關連交易。根據上市規則第14A.32(2)及第14A.45條，買賣協議之詳情將載於本公司下一份刊發之年報及賬目內。

買賣協議

日期： 二零零四年四月二十九日

合約方：
(1) PWI，為買方
(2) 中宜，為賣方
(3) 江先生、姜先生、麥先生及胡先生為擔保賣方履行其於買賣協議中責任之擔保人

收購之資產： 出售股份及債項

代價及付款條款：

於完成買賣協議時，PWI將支付中宜1.00港元，作為出售出售股份予PWI之代價。

於完成買賣協議時，PWI將支付中宜1.00港元，作為轉讓債項之權益予PWI之代價。

根據EHL之未經審核賬目，於二零零二年十二月三十一日及二零零三年十二月三十一日，EHL之未經審核綜合有形資產淨值負額分別約為56,370,000港元及73,324,000港元。於截至二零零二年十二月三十一日止年度，EHL之未經審核除稅前及除稅後綜合淨虧損額均約為13,553,000港元，而其於截至二零零三年十二月三十一日止年度之未經審核除稅前及除稅後綜合淨虧損額均約為16,477,000港元。代價乃經公平磋商及經計及EHL之綜合負債淨值訂立。

完成：

於合約方取得所有相關機構發出有關訂立及履行買賣協議及其他相關文件(包括但不限於轉讓契據及補充協議)之允許或批准後(如有)，買賣協議方為完成。

於買賣協議完成時，姜先生及麥先生將各自辭任EHL集團及EHL集團系內所有公司之董事。

補充協議

於完成該收購時，本公司、EHL及買賣協議之合約方將簽訂補充協議，以修改認購及股東協議，以反映中宜已終止為EHL之股東。

EHL集團及本集團資料

EHL集團主要於香港及中華人民共和國從事製造、銷售及安裝防火門與防火材料及產品、室內工程、環保建築工程及保護項目之業務。

於完成該收購前，PWI持有EHL52%之實益權益而中宜則持有EHL其餘48%之實益權益。中宜由姜先生持有其22%實益權益、麥先生持有其22%實益權益、胡先生持有其26%實益權益及江先生持有其30%實益權益。PWI根據認購及股東協議購入其於EHL52%之實益權益。

本集團之主要業務包括：(i) 工業潤滑油產品與門類及木製品之製造及貿易；(ii) 機電工程項目與建築及環境保護項目之專業建築業務；及(iii) 房地產發展及物業租賃。

進行該收購之原因

本集團一向旨在加強其營運效率。董事會認為該收購將有助本公司執行其對EHL集團之決策從而改善EHL集團之營運效率。

誠如本公司二零零三年年報所述，雖然EHL集團於二零零三年受市場存在之不利因素影響，仍於年內承接了數項門類供貨及安裝項目及完成若干建築及環保工程項目。本公司持有EHL集團100%股份權益及控制權可使本公司更有效管理EHL集團。此外，股東於EHL集團需要時向其提供財務資助於現階段對EHL集團之業務發展尤其重要。EHL集團之業務發展現時受缺乏股東財務資助所限。除非EHL集團成為本公司之全資附屬公司，本公司並不認為向EHL集團提供進一步財務資助符合本公司之利益。

由於上述原因，董事認為該收購與本公司之策略一致及符合本公司及其股東之整體利益。

董事認為買賣協議之條款公平及合理及符合股東之整體利益，及買賣協議乃經公平磋商後訂立。

關連交易

由於中宜為EHL之主要股東而姜先生及麥先生則為中宜、EHL及銀豐工程之董事及中宜之主要股東，根據上市規則，中宜、姜先生及麥先生均為本公司之關連人士。因此，PWI簽訂買賣協議構成本公司之關連交易。除收益比率為2.5%以上但低於25%外，其他所有適用之百分比率均少於2.5%及出售股份及債項之代價總額僅為象徵式2.00港元。該收購為上市規則第14A.32(2)條項下之交易及只須符合申報及公告規定。根據上市規則第14A.45條，買賣協議之詳情將載於本公司下一份刊發之年報及賬目內。除上文所披露者外及據董事經一切合理查詢後所知悉及確信，中宜之最終實益持有人均為獨立於本公司及其關連人士之第三者。

董事名單

於本公佈日期，董事會由八位董事組成，包括五位執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；及三位獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「該收購」	指	由PWI收購出售股份及債項之權益
「董事會」	指	本公司董事會(包括獨立非執行董事)
「本公司」	指	東方有色集團有限公司，一家於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「債項」	指	銀豐工程於買賣協議完成時欠中宜之債項，於本公佈日期為3,050,253.51港元
「轉讓契據」	指	於買賣協議完成時由PWI、中宜及銀豐工程簽訂有關債項之轉讓契據
「董事」	指	本公司董事(包括獨立非執行董事)
「銀豐工程」	指	銀豐工程有限公司，一家於香港註冊成立之有限公司及為EHL之全資附屬公司
「EHL」	指	Enful Holdings Limited，於英屬處女群島註冊成立之有限公司
「EHL集團」	指	EHL及其附屬公司
「本集團」	指	本公司及其附屬公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「江先生」	指	江子揚先生
「姜先生」	指	姜熾昌先生
「麥先生」	指	麥潤和先生
「胡先生」	指	胡敬光先生
「PWI」	指	Perfect Way Investments Limited，於英屬處女群島註冊成立之有限公司，其於完成該收購前持有EHL 52%實益權益
「買賣協議」	指	於二零零四年四月二十九日由PWI、中宜、江先生、姜先生、麥先生及胡先生簽訂有關出售股份及債項之協議
「出售股份」	指	4,800股每股面值1.00美元之EHL普通股，佔EHL全部已發行普通股股本之48%
「股東」	指	本公司股東
「中宜」	指	中宜發展有限公司，於香港註冊成立之有限公司，其於完成該收購前持有EHL 48%實益權益
「認購及股東協議」	指	日期為一九九六年十二月三日有關EHL之認購及股東協議
「補充協議」	指	於買賣協議完成時由本公司、PWI、中宜、EHL、江先生、姜先生、麥先生及胡先生簽訂之補充協議

承董事會命
董事總經理
王幸東

香港，二零零四年四月三十日

* *僅供識別*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock Code: 230

ANNOUNCEMENT
CONNECTED TRANSACTION

On 29 April 2004, PWI, a wholly-owned subsidiary of the Company, Sinowise and the latter's shareholders (including Mr. Kong, Mr. Keung, Mr. Mak and Mr. Woo) entered into the S&P Agreement for the acquisition by PWI of the 48% interest in EHL held by Sinowise and the assignment of the benefit of the Debt owing by EEL to Sinowise.

EHL was a 52% non wholly-owned subsidiary of the Company prior to the Acquisition. After completion of the Acquisition, EHL will become a wholly-owned subsidiary of the Company and the Supplemental Agreement will be entered into upon completion of the Acquisition by the Company, EHL and the parties to the S&P Agreement to vary the Subscription and Shareholders' Agreement to reflect that Sinowise has ceased to be a shareholder of EHL.

Sinowise, Mr. Keung and Mr. Mak are connected persons of the Company under the Listing Rules and therefore the Acquisition constitutes a connected transaction of the Company. Pursuant to Rules 14A.32(2) and14A.45 of the Listing Rules, details of the S&P Agreement will be included in the next published annual report and accounts of the Company.

THE S&P AGREEMENT

Date: 29 April 2004

Parties:
(1) PWI, as purchaser
(2) Sinowise, as vendor
(3) Mr. Kong, Mr. Keung, Mr. Mak and Mr. Woo as guarantors for the performance of the vendor's obligations under the S&P Agreement

Assets acquired: the Sale Shares and the Debt

Consideration and payment terms:

In consideration of the sale of the Sale Shares to PWI, PWI will pay the sum of HK$1.00 to Sinowise on completion of the S&P Agreement.

In consideration of the assignment of the benefit of the Debt to PWI, PWI will pay the sum of HK$1.00 to Sinowise on completion of the S&P Agreement.

Based on the unaudited accounts of EHL, the unaudited consolidated net tangible assets of EHL were in the negative sum of approximately HK$56,370,000 and HK$73,324,000 as at 31 December 2002 and 2003 respectively. EHL's unaudited consolidated net loss before and after taxation for the year ended 31 December 2002 were both approximately HK$13,553,000 whereas its unaudited consolidated net loss before and after taxation for the year ended 31 December 2003 were both approximately HK$16,477,000. The consideration was arrived at after due negotiations on an arm's length basis, taken into account the consolidated net liabilities of EHL.

Completion:

Completion of the S&P Agreement is subject to the obtaining by the parties of all requisite regulatory consent to or approval of the entering into and performance of the S&P Agreement and the other documents contemplated thereunder (including but not limited to the Deed of Assignment and the Supplemental Agreement), if any.

Upon completion of the S&P Agreement, each of Mr. Keung and Mr. Mak will resign as a director of EHL and all other companies within the EHL Group.

THE SUPPLEMENTAL AGREEMENT

The Supplemental Agreement will be entered into by the Company, EHL and the parties to the S&P Agreement upon completion of the Acquisition to vary the Subscription and Shareholders' Agreement to reflect that Sinowise has ceased to be a shareholder of EHL.

INFORMATION ON THE EHL GROUP AND THE GROUP

The EHL Group is principally engaged in the business of manufacturing, sale and installation of fire doors and fire proof materials and products, fitting out works, environmental construction engineering and protection projects in Hong Kong and the People's Republic of China.

Prior to completion of the Acquisition, PWI holds 52% of the beneficial interest in EHL while the remaining 48% of the beneficial interest in EHL was held by Sinowise, which is in turn beneficially owned as to 22% by Mr. Keung, 22% by Mr. Mak, 26% by Mr. Woo and 30% by Mr. Kong. PWI acquired its 52% beneficial interest in EHL pursuant to the Subscription and Shareholders' Agreement.

The principal activities of the Group include: (i) manufacturing and trading of industrial lubricant products and doors and timber products; (ii) specialized construction contracting for electrical and mechanical engineering projects and construction and environmental protection projects; and (iii) property development and leasing.

REASONS FOR THE ACQUISITION

The Group has always been aiming at strengthening its operational efficiency. The Board considers that the Acquisition will facilitate the Company to implement its decision on the EHL Group and in turn improve the efficiency of operations of the EHL Group.

As stated in the 2003 annual report the Company, the EHL Group secured several contracts for the supply and installation of doors despite the then prevailing unfavorable market conditions and completed various environmental and acoustic projects during 2003. By having 100% shareholding interest and control in the EHL Group, the Company will be able to manage the EHL Group more effectively. Furthermore, of particular importance to the development of the business of the EHL Group at this stage is the financial support from its shareholders as and when needed. It is considered that the current business development of the EHL Group is limited by the lack of financial support from its shareholders. The Company does not consider it to be in its interest to commit further financial support to the EHL Group unless the EHL Group becomes wholly owned by the Company.

In light of the above, the Directors consider that the Acquisition is in line with the strategy of the Company and is in the interests of the Company and its Shareholders as a whole.

The Directors are of the opinion that the terms of the S&P Agreement are fair and reasonable and in the interests of the Shareholders as a whole, and that the S&P Agreement was entered into after due negotiations on an arm's length basis.

CONNECTED TRANSACTION

Sinowise, Mr. Keung and Mr. Mak are connected persons of the Company under the Listing Rules by virtue of the fact that Sinowise is a substantial shareholder of EHL while Mr. Keung and Mr. Mak are directors of Sinowise, EHL and EEL and substantial shareholders of Sinowise. Therefore, the entering into of the S&P Agreement by PWI constitutes a connected transaction of the Company. Other than the revenue ratio which is more than 2.5% but less than 25%, each of the other applicable percentage ratios is less than 2.5% and the total consideration for the Sale Shares and the Debt is only a nominal amount of HK$2.00. The Acquisition falls under Rule 14A.32(2) of the Listing Rules and is only subject to the reporting and announcement requirements. Pursuant to Rule 14A.45 of the Listing Rules, details of the S&P Agreement will be included in the next published annual report and accounts of the Company. Save as disclosed above and to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the ultimate beneficial owners of Sinowise are third parties independent of the Company and its connected persons.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Acquisition"	the acquisition of the Sale Shares and the benefit of the Debt by PWI
"Board"	the board of Directors (including the independent non-executive Directors) of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Debt"	the debt owing by EEL to Sinowise as at completion of the S&P Agreement, which amounted to HK$3,050,253.51 as at date of this announcement
"Deed of Assignment"	the deed of assignment to be entered into between PWI, Sinowise and EEL in respect of the Debt upon completion of the S&P Agreement
"Directors"	the directors (including the independent non-executive directors) of the Company
"EEL"	Enful Engineering Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of EHL
"EHL"	Enful Holdings Limited, a company incorporated in the British Virgin Islands with limited liability
"EHL Group"	EHL and its subsidiaries
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Kong"	Mr. Kong Chi Yeung
"Mr. Keung"	Mr. Keung Chee Cheong
"Mr. Mak"	Mr. Mak Yun Wo, Simon
"Mr. Woo"	Mr. Woo King Kwong
"PWI"	Perfect Way Investments Limited, a company incorporated in the British Virgin Islands with limited liability holding 52% of the beneficial interest in EHL prior to completion of the Acquisition
"S&P Agreement"	the sale and purchase agreement entered into between PWI, Sinowise, Mr. Kong, Mr. Keung, Mr. Mak and Mr. Woo on 29 April 2004 in respect of the Sale Shares and the Debt
"Sale Shares"	4,800 ordinary shares of US$1.00 each in EHL, representing 48% of the entire issued ordinary share capital of EHL
"Shareholders"	shareholders of the Company
"Sinowise"	Sinowise Development Limited, a company incorporated in Hong Kong with limited liability holding 48% of the beneficial interest in EHL prior to completion of the Acquisition
"Subscription and Shareholders' Agreement"	the subscription and shareholders' agreement dated 3 December 1996 in respect of EHL
"Supplemental Agreement"	the supplemental agreement to be entered into between the Company, PWI, Sinowise, EHL, Mr. Kong, Mr. Keung, Mr. Mak and Mr. Woo upon completion of the S&P Agreement

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 30 April 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES, AMENDMENTS TO BYE-LAWS AND RE-ELECTION OF DIRECTORS

A notice convening the AGM (as defined in this circular) to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 27th May, 2004 at 10:30 a.m. is enclosed with the 2003 Annual Report (as defined in this circular). A form of proxy for use at the AGM is also enclosed with the 2003 Annual Report.

Whether or not you are able to attend the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's principal place of business in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting in person in the AGM or any adjournment thereof if you so wish.

19th April, 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2003 Annual Report"	2003 annual report of the Company;
"AGM"	an annual general meeting of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 27th May, 2004 at 10:30 a.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM which is enclosed with the 2003 Annual Report;
"associate"	shall have the meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors (including both executive and independent non-executive Directors);
"China Minmetals"	China Minmetals Corporation (formerly China National Metals & Minerals Import & Export Corporation);
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Stock Exchange;
"connected person"	shall have the meaning ascribed to it in the Listing Rules;
"Directors"	directors (including both executive and independent non-executive directors) of the Company;
"General Mandate Resolutions"	the ordinary resolutions to be proposed and passed at the AGM for approving the granting of the Issuance Mandate and the Repurchase Mandate;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time;
"Issuance Mandate"	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new Shares not exceeding 20% of the issued share capital of the Company;

"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and currently holding approximately 53.95% of the issued share capital of the Company;
"Latest Practicable Date"	16th April, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;
"Minmetals H.K."	China Minmetals H.K. (Holdings) Limited;
"PRC"	the People's Republic of China;
"Repurchase Mandate"	the general and unconditional mandate to the Directors authorising repurchases of Shares by the Company on the Stock Exchange not exceeding 10% of the issued share capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Shares"	fully paid shares of HK$0.10 each of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	shall have the meaning ascribed to it in the Listing Rules; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. LIN Xizhong, *Chairman*
Mr. WANG Xingdong, *Managing Director*
Mr. YAN Xichuan, *Deputy Managing Director*
Mr. QIAN Wenchao
Ms. HE Xiaoli

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

19th April, 2004

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES, AMENDMENTS TO BYE-LAWS AND RE-ELECTION OF DIRECORS

INTRODUCTION

At the AGM, resolutions will be proposed to approve (i) the grant of the Issuance Mandate and the Repurchase Mandate and (ii) the proposed amendments to the bye-laws of the Company.

The purpose of this circular is to provide you with the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the ordinary resolutions to approve the grant of the Issuance Mandate and the Repurchase Mandate and the special resolution to approve the amendments to the bye-laws of the Company.

ISSUANCE MANDATE AND REPURCHASE MANDATE

It will be proposed at the AGM to approve the granting of new general mandates to the Directors:

(a) to allot, issue and deal with new Shares of an aggregate nominal amount not exceeding 20% of the issued share capital of the Company on the date of passing of the General Mandate Resolutions; and

(b) to repurchase Shares on the Stock Exchange of an aggregate nominal amount not exceeding 10% of the issued share capital of the Company on the date of passing of the General Mandate Resolutions.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the grant of the Repurchase Mandate and the amendments to the bye-laws of the Company. An explanatory statement as required by the Listing Rules in connection with the Repurchase Mandate is set out in the Appendix to this circular.

AMENDMENTS TO BYE-LAWS

Following the abolition of the Securities (Disclosure of Interests) Ordinance 1988 (Chapter 396 of the Laws of Hong Kong) and the enforcement of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and to ensure continuing compliance with the Listing Rules and in particular the new Listing Rules which became effective on 1st April, 2003 and 31st March, 2004 respectively, the Directors propose that certain existing clauses of the bye-laws of the Company be amended and several new clauses be incorporated in the bye-laws of the Company, as more particularly described in the notice of the AGM, so as to ensure that the provisions of the bye-laws of the Company are in line with the legislation and the rules and regulations applicable to the Company.

In order to facilitate the proceedings of the general meetings of the Company, it is also proposed that the bye-laws of the Company be amended to allow proxies to form part of the quorum of the general meetings of the Company and to vote individually on a show of hands.

RE-ELECTION OF DIRECTORS

The followings are the particulars of the three Directors (as required by the Listing Rules as recently amended by the Stock Exchange) proposed to be re-elected at the AGM:

Mr. QIAN Wenchao, aged 39, was appointed as an Executive Director of the Company in November, 2003. Mr. Qian is also a Director of Minmetals H.K. and June Glory, and an employee of China Minmetals. He is also a director of Oriental Metals (Holdings) Company Limited. Mr. Qian also holds directorships in certain private companies controlled by the controlling shareholders of the Company. Save as disclosed above, Mr. Qian is not connected with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Qian earned his Bachelor of Arts degree in Economics from Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals and Minmetals H.K. with responsibilities in financial management. Mr. Qian has over 10 years of experience in corporate financial management.

On 16th March, 2004, Mr. Qian was granted an option by the Company to subscribe for 1,500,000 Shares with the option period from 16th March, 2004 to 15th March, 2007 under the share option scheme adopted by the Company. There is no service contract between the Company and Mr. Qian, and Mr. Qian is subject to retirement by rotation and re-election pursuant to the bye-laws of the Company. The emoluments of Directors are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions.

Ms. HE Xiaoli, aged 36, was appointed as an Executive Director of the Company in February, 2002. She is also the General Manager of the Finance Department of the Company. Ms. He holds a Bachelor's degree in Accounting from the North China University of Technology and a Master's degree in Business Administration from the University of South Australia, and is also a PRC Senior Accountant and a member of The Chinese Institute of Certified Public Accountants, PRC. Prior to joining the Company, she had been the Head of Business Division and the Deputy Minister of Accounting Information Division of the Finance Department of previous China National Nonferrous Metals Industry Corporation. She has extensive experience in financial management of PRC enterprises.

Ms. He is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. She has a personal beneficial interest in 20,000 Shares. On 16th March, 2004, Ms. He was granted an option by the Company to subscribe for 1,500,000 Shares with the option period from 16th March, 2004 to 15th March, 2007 under the share option scheme adopted by the Company. There is no service contract between the Company and Ms. He, and Ms. He is subject to retirement by rotation and re-election pursuant to the bye-laws of the Company. The emoluments of Directors are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions.

Ms. TAM Wai Chu, Maria, aged 58, was appointed as an Independent Non-executive Director of the Company in April, 1997. Ms. Tam holds a Bachelor's degree in Law from the London University. She has been a practising barrister since 1972. Ms. Tam is currently involved in numerous community services which include the Deputy of the National Peoples' Congress of the PRC, member of the Basic Law Committee of the Hong Kong Special Administrative Region, member of the Bar Association, board member of both of the Hong Kong Airport Authority and the Urban Renewal Authority and member of the Advisory Committee on Corruption of the Independent Commission Against Corruption.

Ms. Tam is not connected with any Directors, senior management or substantial or controlling shareholders of the Company and she does not have any interests in the Shares. There is no service contract between the Company and Ms. Tam, and Ms. Tam is subject to retirement by rotation and re-election pursuant to the bye-laws of the Company. The fee for acting as an Independent Non-executive Director and the fee for acting as a member of the Audit Committee received by Ms.

Tam are the same as those received by the other Independent Non-executive Directors and the other members of the Audit Committee except that the Independent Non-executive Director who acts as the chairman of the Audit Committee receives an additional allowance.

ANNUAL GENERAL MEETING

A notice convening the AGM to be held on Thursday, 27th May, 2004 is set out on pages 18 to 23 in the 2003 Annual Report. A form of proxy for use at the AGM is also enclosed with the 2003 Annual Report. You are requested to complete the form of proxy and return it to the Company's principal place of business in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM or any adjournment thereof, whether or not you intend to be present at the AGM. Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

RIGHT TO DEMAND A POLL

Pursuant to bye-law 78 of the bye-laws of the Company, a resolution put to the vote at any general meeting of the Company shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RECOMMENDATION

The Directors believe that the granting of the Issuance Mandate and the Repurchase Mandate and the proposed amendments to the bye-laws of the Company are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend you to vote in favour of all the ordinary resolutions and the special resolution to be proposed at the AGM.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors jointly and severally accept responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries and that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
For and on behalf of the Board
Wang Xingdong
Managing Director

This Appendix serves an explanatory statement, as required by the Listing Rules, to provide requisite information to you for consideration of the Repurchase Mandate.

1. STOCK EXCHANGE RULES FOR REPURCHASES OF SECURITIES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which is summarised below.

The Listing Rules provide that all proposed repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by Shareholders by an ordinary resolution, either by way of a general mandate, or by a special approval in relation to specific transactions.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 772,181,783 Shares. Subject to the passing of the General Mandate Resolutions, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 77,218,178 fully-paid Shares on the basis that no further Shares will be issued or repurchased prior to the date of the AGM.

3. REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the interests of the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares but consider that the Repurchase Mandate will provide the Company the flexibility to do so when appropriate. Such repurchases may enhance the net value of the Company and/or earning per Share.

4. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and bye-laws and the laws of Bermuda.

Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the repurchased shares, or the profits that would otherwise be available for distribution by way of dividend or the proceeds of a new issue of shares made for such purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the share premium or contributed surplus accounts of the Company. Under Bermuda law, the shares so repurchased will be treated as cancelled but the aggregate amount of authorised share capital will not be reduced so that the shares may be subsequently re-issued.

The Directors intend to apply the capital paid up on the relevant Shares or the profits that would otherwise be available for distribution by way of dividend for any repurchases of its Shares.

As compared with the financial position of the Company as at 31st December, 2003 (being the date of its latest audited accounts), the Directors consider that there might be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in circumstances, have a material adverse impact on the working capital or gearing ratio of the Company.

5. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquires, any of their associates, has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to any company of the Group.

No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company, in the event that the Company is authorised to make repurchases of Shares.

6. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of Bermuda, and in accordance with the regulations set out in the memorandum of association and bye-laws of the Company.

7. EFFECT OF TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, such increase will be treated as an acquisition for the purpose of the Takeovers Code.

As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, June Glory had an attributable interest of approximately 53.95% of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of June Glory in the Company would be increased to approximately 59.94% of the issued share capital of the Company and such increase will not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed aforesaid, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases to be made under the Repurchase Mandate.

8. GENERAL

There have been no repurchases of any Shares by the Company (whether on the Stock Exchange or otherwise) made in the 6 months preceding the date of this circular.

During each of the previous 12 months, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Per Share	
Month	**Highest**	**Lowest**
	HK$	*HK$*
2003		
April	0.350	0.290
May	0.475	0.290
June	0.410	0.360
July	0.425	0.365
August	0.435	0.380
September	0.410	0.395
October	0.580	0.410
November	0.530	0.435
December	0.570	0.445
2004		
January	0.960	0.455
February	0.940	0.750
March	0.850	0.700

此乃要件　請即處理

閣下對本通函任何內容**如有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有東方有色集團有限公司股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

發行及購回股份之一般授權
修訂章程細則
及
重選董事

召開於二零零四年五月二十七日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會（定義見本通函）之通告載於二零零三年年報（定義見本通函）內。二零零三年年報亦隨附於股東週年大會上使用之代表委任表格。

無論　閣下是否有意出席股東週年大會，務請儘快將隨附之代表委任表格按其列印之指示填妥，而無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前交回本公司之香港主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。

*　*僅供識別*

二零零四年四月十九日

目 錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零三年年報」	指	本公司二零零三年年報；
「股東週年大會」	指	本公司將於二零零四年五月二十七日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會，以考慮及（如適當）通過二零零三年年報隨附之大會通告所載之決議案；
「聯繫人士」	指	根據上市規則所定義者；
「董事會」	指	董事會（包括執行董事及獨立非執行董事）；
「中國五礦」	指	中國五礦集團公司（前稱中國五金礦產進出口總公司）；
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其已發行股份在聯交所上市；
「關連人士」	指	根據上市規則所定義者；
「董事」	指	本公司之董事（包括執行董事及獨立非執行董事）；
「一般授權決議案」	指	將於股東週年大會上提呈及通過之普通決議案，以批准授出發行授權及購回授權；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「港元」	指	港元，香港不時流通之法定貨幣；
「發行授權」	指	賦予董事之一般及無條件授權，以行使所有本公司之權力配發、發行及以其他方式處置不超過本公司已發行股份20%之新股份；

「June Glory」	指	June Glory International Limited，於英屬處女群島成立之有限公司及現時持有本公司約53.95%已發行股本；
「最後可行日期」	指	二零零四年四月十六日，即本通函付印前就確定其中所載若干資料之最後可行日期；
「上市規則」	指	不時修訂、補充或以其他方式作出修改之聯交所證券上市規則；
「香港五礦」	指	中國五礦香港控股有限公司；
「中國」	指	中華人民共和國；
「購回授權」	指	賦予董事之一般及無條件授權，以批准本公司於聯交所購回不超過本公司已發行股本10%之股份；
「股東」	指	股份持有人；
「股份」	指	本公司每股面值0.10港元之繳足股份；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	根據上市規則所定義者；及
「收購守則」	指	香港公司收購及合併守則。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

執行董事:
林錫忠先生，*主席*
王幸東先生，*董事總經理*
閻西川先生，*董事副總經理*
錢文超先生
何小麗女士

獨立非執行董事:
林　濬先生
馬紹援先生
譚惠珠女士

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點:
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈18樓

敬啟者:

發行及購回股份之一般授權
修訂章程細則
及
重選董事

緒言

於股東週年大會上，將提呈批准(i)授予發行授權及購回授權之決議案及(ii)建議修訂本公司章程細則之決議案。

本通函旨在向　閣下提供股東於考慮就投票贊成或反對批准授出發行授權及購回授權之普通決議案及批准修訂本公司章程細則之特別決議案而作出知情決定時所需之資料。

* *僅供識別*

發行授權及購回授權

本公司將於股東週年大會上提呈批准向董事授出新一般授權之建議：

(a) 以配售、發行及處置新股份之總面值不得超過通過一般授權決議案當日本公司已發行股本20%；及

(b) 以在聯交所購回股份之總面值不得超過通過一般授權決議案當日本公司已發行股本10%。

根據上市規則之規定，本公司須向股東寄發一份說明函件，載述股東於考慮就投票贊成或反對授出購回授權及修訂本公司之章程細則而作出知情決定時所需之所有資料。上市規則規定之購回授權說明函件載於本通函附錄內。

修訂章程細則

隨著於二零零三年四月一日廢止證券（披露權益）條例1988（香港法例第396章）和實施證券及期貨條例（香港法例第571章）及為確保繼續遵守上市規則（尤其是於二零零四年三月三十一日實施之新上市規則），董事建議修訂本公司現行章程細則之若干條款及加入若干新條款（詳情載於股東週年大會通告），以確保本公司之章程細則條款符合適用於本公司之法規及規則。

為了方便本公司進行股東大會，董事亦建議修訂本公司章程細則，以允許受委代表計算入本公司股東大會之法定人數及於以舉手形式表決時個別投票。

重選董事

以下為將於股東週年大會上將重選之三位董事之資料（按照聯交所最新修訂之上市規則所需要披露）：

錢文超先生，現年三十九歲，於二零零三年十一月出任本公司執行董事。錢先生亦為香港五礦及June Glory之董事，及中國五礦之僱員。彼亦為東方鑫源（集團）有限公司之董事。錢先生亦為若干受本公司控股股東控制之私人公司之董事。除上文所披露者外，錢先生與本公司之任何董事、高級管理層或主要股東或控股股東概無任何關連。

錢先生畢業於北京工商大學，於一九八七年取得經濟學學士學位，其後於一九八九年在該校研究生班完成會計學專業。彼在一九八九年加入中國五礦，曾先後在中國五礦海外部及香港五礦負責財務管理工作。錢先生擁有十年以上企業財務管理工作經驗。

於二零零四年三月十六日，本公司根據已採納之購股權計劃授予錢先生購股權以認購1,500,000股股份，有效期限由二零零四年三月十六日至二零零七年三月十五日。錢先生與本公司並無服務合約，惟彼須按本公司之章程細則輪值告退及膺選連任。本公司之董事酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。

何小麗女士，現年三十六歲，於二零零二年二月獲委任為本公司執行董事，彼亦為本公司財務部總經理。何女士持有北方工業大學會計學學士學位及澳洲國立南澳大學工商管理碩士學位，亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前，彼曾擔任原中國有色金屬工業總公司財務部之企業處業務主管及會計信息處副處長等職。彼於國內企業財務管理方面擁有廣泛經驗。

何女士與本公司之任何董事、高級管理層或主要股東或控股股東概無任何關連。彼持有20,000股股份之個人實益權益。於二零零四年三月十六日，本公司根據已採納之購股權計劃授予何女士購股權以認購1,500,000股股份，有效期限由二零零四年三月十六日至二零零七年三月十五日。何女士與本公司並無服務合約，惟彼須按本公司之章程細則輪值告退及膺選連任。本公司之董事酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。

譚惠珠女士，現年五十八歲，於一九九七年四月獲委任為本公司獨立非執行董事。譚女士持有倫敦大學之法律學士學位，現為執業大律師，自一九七二年開始執業。譚女士現出任多個職務，其中包括：中國全國人民代表大會代表，香港特別行政區基本法委員會委員，香港大律師公會成員、香港機場管理局和香港市區重建局董事會成員及廉政公署貪污問題諮詢委員會委員。

譚女士與本公司之任何董事、高級管理層或主要股東或控股股東概無任何關連，及沒有擁有任何股份權益。譚女士與本公司並無服務合約，惟彼須按本公司之章程細則輪值告退及膺選連任。譚女士出任獨立非執行董事及審核委員會成員所收取之袍金與其他

獨立非執行董事及審核委員會成員所收取之袍金相同(除出任審核委員會主席之獨立非執行董事享有額外之酬金外)。

股東週年大會

召開於二零零四年五月二十七日星期四舉行之股東週年大會之通告載於二零零三年年報第18至23頁。二零零三年年報亦隨附於股東週年大會上使用之代表委任表格,無論 閣下是否有意出席股東週年大會,務請儘快將代表委任表格按其列印之指示填妥,而無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前交回本公司之香港主要營業地點。填妥及交回代表委任表格後,閣下仍可親身出席股東週年大會或其任何續會,並於會上投票。

要求以數票方式表決之權利

根據本公司章程細則第78條,每項於本公司股東大會提呈之決議案須首先以舉手形式表決,除非(在宣佈舉手表決結果之前或當時或於撤回其他任何以數票方式表決之要求時)由下列人士提出以數票方式表決之要求:

(i) 大會之主席;或

(ii) 不少於三名親身(或(倘股東為法人團體)經其正式授權代表)或由受委代表出席並有權投票之股東;或

(iii) 代表不少於十分一全部股東投票權之一名或多名親身(或(倘股東為法人團體)經其正式授權代表)或由受委代表出席之股東;或

(iv) 持有不少於十分一授予投票權股份繳足股本總額之一名或多名親身(或(倘股東為法人團體)經其正式授權代表)或由受委代表出席之股東。

推薦建議

董事相信,授出發行授權及購回授權及建議修訂本公司章程細則符合本公司及股東之最佳利益。因此,董事建議 閣下投票贊成擬於股東週年大會上提呈之所有普通決議案及特別決議案。

責任聲明

本通函載有上市規則規定有關本集團之詳細資料。董事共同及各自對本通函所載資料之準確性負責，並在作出所有合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實以致所載之任何陳述有所誤導。

此致

列位股東 台照

承董事會命
董事總經理
王幸東
謹啟

二零零四年四月十九日

Glory毋須根據收購守則第26條就上述增幅提出全面收購建議。除上文所述者外，董事並未知悉根據購回授權作出任何購回將引致任何收購守則所述之後果。

8. 一般事項

本公司於本通函刊發日期前六個月概無購回（不論在聯交所或循其他途徑）任何本公司股份。

股份於過去十二個月每月在聯交所錄得之最高及最低成交價如下：

月份	每股最高	每股最低
	港元	*港元*
二零零三年		
四月	0.350	0.290
五月	0.475	0.290
六月	0.410	0.360
七月	0.425	0.365
八月	0.435	0.380
九月	0.410	0.395
十月	0.580	0.410
十一月	0.530	0.435
十二月	0.570	0.445
二零零四年		
一月	0.960	0.455
二月	0.940	0.750
三月	0.850	0.700

責任聲明

本通函載有上市規則規定有關本集團之詳細資料。董事共同及各自對本通函所載資料之準確性負責，並在作出所有合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實以致所載之任何陳述有所誤導。

此致

列位股東 台照

承董事會命
董事總經理
王幸東
謹啟

二零零四年四月十九日

本附錄乃遵照上市規則而發出之說明函件，旨在向　閣下提供所需資料以供考慮購回授權。

1. 聯交所購回證券規則

上市規則准許以聯交所為第一上市交易所之公司在聯交所購回本身證券，惟須遵守若干限制，其中最重要者概述如下。

上市規則規定以聯交所為第一上市交易所之公司在聯交所購回證券之所有建議，均須由股東事先通過普通決議案，以賦予公司董事會購回股份之一般授權，或就特定交易賦予公司董事會特別批准。

2. 股本

於最後可行日期，本公司已發行股本包括772,181,783股股份。待通過一般授權決議案後，倘於股東週年大會日期前再無發行或購回股份，則本公司可根據購回授權購回最多77,218,178股全面繳足之股份。

3. 購回理由

董事相信購回授權符合本公司及股東之利益。

董事現時無意購回任何股份，惟認為購回授權可在適當時為本公司提供購回之靈活性。該等購回可提高本公司資產淨值及／或每股盈利。

4. 購回資金來源

本公司於購回股份時僅可動用根據本公司組織章程大綱及細則以及百慕達法例規定可合法作此用途之資金。

百慕達法例規定就購回股份而支付之資本，僅可自有關股份之實收資本，或可供派發股息之溢利，或就購回而發行新股份之所得款項中撥付。就購回所須支付之溢價僅可自可供派發股息之溢利，或自本公司之股份溢價賬或繳入盈餘賬中撥付。根據百慕達法例，據此購回之股份將視為已被註銷，惟不扣減法定股本總額，使股份可於日後重新發行。

董事有意將有關股份之實收資本或可供派發股息之溢利用於購回本身股份。

董事認為倘於建議購回期間全面行使購回授權，與截至二零零三年十二月三十一日（編撰最新經審核賬目之日期）止之本公司財務狀況比較，則可能對本公司之營運資金或資本負債水平造成重大不利影響。然而，倘行使購回授權會對本公司當時所需之營運資金或資本負債水平造成重大不利影響，則董事不擬行使購回授權。

5. 董事、彼等之聯繫人士及關連人士

董事及（在作出一切合理查詢後就彼等所知及所信）其任何聯繫人士暫無意在購回授權獲股東批准之情況下向本集團屬下任何公司出售股份。

本公司並未接獲任何本公司關連人士通知，表示其現時有意在本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會向本公司出售任何其名下股份。

6. 董事承諾

董事已向聯交所承諾，根據上市規則及百慕達所有適用法例，並按本公司組織章程大綱及細則之規定行使本公司之權力，根據建議決議案購回股份。

7. 收購守則之影響

倘由於本公司購回股份，以致本公司一名主要股東於本公司之投票權比率有所增加，則根據收購守則，該等增加將被視為一項收購。

因此，一名股東或多名一致行動之股東，視乎股東權益之增加水平，可取得或鞏固在本公司之控制權而須根據收購守則第26條提出強制收購建議。

於最後可行日期，June Glory於本公司已發行股本中持有約53.95%權益。倘董事全面行使購回授權購回股份，則June Glory於本公司之應佔權益將增加至約59.94%，故June

Glory毋須根據收購守則第26條就上述增幅提出全面收購建議。除上文所述者外，董事並未知悉根據購回授權作出任何購回將引致任何收購守則所述之後果。

8. 一般事項

本公司於本通函刊發日期前六個月概無購回（不論在聯交所或循其他途徑）任何本公司股份。

股份於過去十二個月每月在聯交所錄得之最高及最低成交價如下：

	每股	
月份	**最高**	**最低**
	港元	*港元*
二零零三年		
四月	0.350	0.290
五月	0.475	0.290
六月	0.410	0.360
七月	0.425	0.365
八月	0.435	0.380
九月	0.410	0.395
十月	0.580	0.410
十一月	0.530	0.435
十二月	0.570	0.445
二零零四年		
一月	0.960	0.455
二月	0.940	0.750
三月	0.850	0.700